SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Extraordinary General Meeting

Manual for Shareholder's Participation

September 30th, 2013

PETROBRAS

INDEX

Invitation	3
Call for Meeting	4
Information to Vote	8
Public Power of Attorney Request	9
Items to be discussed in the Extraordinary General Meeting (EGM):
I. Approve the disposition of one hundred percent (100%) of the issue shares of Innova S.A., held by PETROBRAS, to Videolar S.A. and its majority shareholder, for the amount of R$ 870 million (eight hundred seventy million reais).	10
II. Merger of COMPERJ PARTICIPAÇÕES S.A. (“COMPERJPAR”) into PETROBRAS.	12
Appendix I – Fiscal Council Opinion	14
Appendix II – Protocol and Justification for the Acquisition of COMPERJ PARTICIPAÇÕES S.A.	15
Appendix III – Valuation report of COMPERJ PARTICIPAÇÕES S.A.	23
Appendix IV – (CVM Instruction No. 481- Annex 21)	146
Commercial Proposal of APSIS to COMPERJ PARTICIPAÇÕES S.A. Commercial Proposal of APSIS to PETROBRAS	148
III. Merger of COMPERJ ESTIRÊNICOS S.A. (“EST”) into PETROBRAS.	12
Appendix I – Fiscal Council Opinion	47
Appendix II – Protocol and Justification for the Acquisition of COMPERJ ESTIRÊNICOS S.A.	48
Appendix III – Valuation report of COMPERJ ESTIRÊNICOS S.A.	56
Appendix IV – (CVM Instruction No. 481- Annex 21)	146
Commercial Proposal of APSIS to COMPERJ ESTIRÊNICOS S.A. Commercial Proposal of APSIS to PETROBRAS	148
IV. Merger of COMPERJ MEG S.A. (“MEG”) into PETROBRAS.	12
Appendix I – Fiscal Council Opinion	80

Appendix II – Protocol and Justification for the Acquisition of COMPERJ MEG S.A.	81
Appendix III – Valuation report of COMPERJ MEG S.A.	89
Appendix IV – (CVM Instruction No. 481- Annex 21)	146
Commercial Proposal of APSIS to COMPERJ MEG S.A. Commercial Proposal of APSIS to PETROBRAS	148
V. Merger of COMPERJ POLIOLEFINAS S.A. (“POL”) into PETROBRAS.	12
Appendix I – Fiscal Council Opinion	113
Appendix II – Protocol and Justification for the Acquisition of COMPERJ POLIOLEFINAS S.A.	114
Appendix III – Valuation report of COMPERJ POLIOLEFINAS S.A.	122
Appendix IV – (CVM Instruction No. 481- Annex 21)	146
Commercial Proposal of APSIS to COMPERJ POLIOLEFINAS S.A. Commercial Proposal of APSIS to PETROBRAS	148
VI. Merger of SFE - Sociedade Fluminense de Energia LTDA. (“SFE”) into PETROBRAS.	158
Appendix I – Fiscal Council Opinion	160
Appendix II – Protocol and Justification for the Acquisition of SFE - Sociedade Fluminense de Energia LTDA.	161
Appendix III – Valuation report of SFE - Sociedade Fluminense de Energia LTDA.	168
Appendix IV – (CVM Instruction No. 481- Annex 21)	146
Commercial Proposal of APSIS to SFE - Sociedade Fluminense de Energia LTDA. Commercial Proposal of APSIS to Petrobras	194
VII. Approve of the waiver by PETROBRAS of the preemptive right to the subscription of convertible bonds to be issued by Sete Brasil Participações S.A.	205
Appendix I - Private Instrument of Subscrition Commitment of Debentures	207
Appendix II – Private Instrument of Deed	221
Appendix III – Matter of interest of related party	271

INVITATION

Date:  September  30,  2013

Time:  3PM

Address:  auditorium  of  the  Company’s  head  office

at  Avenida  República  do  Chile  65,  1st  floor,  in the  city  of  (RJ)

Agenda  items:

Extraodinary  General  Meeting

I.  Approve  the  disposition of  one  hundred  percent  (100%)   of  the  issue  shares  of  Innova S.A.,  held  by  PETROBRAS,  to  Videolar  S.A.  and  its  majority  shareholder,  for  the  amount of  R$  870  million  (eight  hundred  seventy  million  reais).

II.  Merger  of  COMPERJ  PARTICIPAÇÕES  S.A.  (“COMPERJPAR”)  into  PETROBRAS.

III.  Merger  of  COMPERJ  ESTIRÊNICOS  S.A.  (“EST”)  into  PETROBRAS.

IV.  Merger  of  COMPERJ  MEG  S.A.  (“MEG”)  in PETROBRAS.

V.  Merger  of  COMPERJ  POLIOLEFINAS  S.A.  (“POL”)  in PETROBRAS.

VI.  Merger  of  SFE  -  Sociedade  Fluminense  de  Energia  LTDA.  (“SFE”)  in PETROBRAS.

VII.  Approve  of  the  waiver  by  PETROBRAS  of  the  preemptive  right  to  the  subscription  of convertible  bonds  to  be  issued  by  Sete  Brasil  Participações  S.A.

Open Capital  Company

CNPJ/MF  no  33.000.167/0001-01

NIRE no  33300032061

NOTICE  OF  MEETING

The  Board  of  Directors  of  Petróleo  Brasileiro  S.A.  –  PETROBRAS calls  the  shareholders of the  Company  to  hold  an  Extraordinary General  Meeting  on  September  30 th, 2013,  at  3:00 p.m.,  at  the  auditorium  of  the  registered  office  of  the  Company,  at  Avenida  República  do Chile  65,  1º  andar,  in  the  city  of  Rio  de  Janeiro  (RJ),  in  order  to  resolve  on  the  following matters:

I.  Approve  the  disposition  of  one  hundred  percent  (100%)  of  the  issue  shares  of  Innova  S.A., held  by  PETROBRAS,  to  Videolar  S.A.  and  its  majority  shareholder,  for  the  amount  of  R$

870  million  (eight  hundred  seventy  million  reais).

II.  Merger  of  COMPERJ  PARTICIPAÇÕES  S.A.  (“COMPERJPAR”)  into  PETROBRAS  to:

(1)    Ratify  the  contract  of  APSIS  Consultoria  e  Avaliações  Ltda.  by  PETROBRAS  for the  preparation  of  the  Appraisal  Report,  at  book  value,  of  COMPERJPAR,  pursuant to paragraph  1  of  article  227  of  Law  No.  6.404,  of  12.15.1976;

(2)    Approve  the  Appraisal  Report  prepared  by  APSIS  Consultoria  e  Avaliações  Ltda. for  the  appraisal,  at  book  value,  of  the  shareholders’  equity  of  COMPERJPAR;

(3)    Approve,  in  all  of  its  terms  and  conditions,  the  Protocol  and  Justification  of  Merger, entered  into  between  COMPERJPAR  and  PETROBRAS  on  June  3 rd, 2013;

(4)    Approve   the   merger   of   COMPERJPAR  into   PETROBRAS,   causing   it   to   be dissolved,  without  increasing  the  capital  stock  of  PETROBRAS;

(5)    Approve  the  authorization  given  to the  Board  of  Executive  Officers  of  PETROBRAS for  the  performance of  any  and  all  acts  required  for  the  merger  and  legalization  of the  status  of  the  incorporated  company  and  the  incorporating company  before  the agencies  of  competent  jurisdiction,  as  necessary.

III.  Merger  of  COMPERJ  ESTIRÊNICOS  S.A.  (“EST”)  into  PETROBRAS  to:

(1)    Ratify  the  contract  of  APSIS  Consultoria  e  Avaliações  Ltda.  by  PETROBRAS  for the  preparation of  the  Appraisal  Report,  at  book  value,  of  EST,  pursuant  to paragraph  1  of  article  227  of  Law  No.  6.404,  of  12.15.1976;

(2)    Approve  the  Appraisal  Report  prepared  by  APSIS  Consultoria  e  Avaliações  Ltda.

For  the  appraisal,  at  book  value,  of  the  shareholders’  equity  of  EST;

(3)    Approve,  in  all  of  its  terms  and  conditions,  the  Protocol  and  Justification  of  Merger, entered  into  between  EST  and  PETROBRAS  on  June  3 rd, 2013;

(4)    Approve  the  merger  of  EST  by  PETROBRAS,  causing  it  to  be  dissolved,  without increasing  the  capital  stock  of  PETROBRAS;

(5)    Approve  the  authorization  given  to the  Board  of  Executive  Officers  of  PETROBRAS for  the  performance of  any  and  all  acts  required  for  the  merger  and  legalization  of the  status  of  the  incorporated  company  and  the  incorporating company  before  the agencies  of  competent  jurisdiction,  as  necessary.

IV.  Merger  of  COMPERJ  MEG  S.A.  (“MEG”)  in PETROBRAS  to:

(1)    Ratify  the  contract  of  APSIS  Consultoria  e  Avaliações  Ltda.  by  PETROBRAS  for the  preparation of  the  Appraisal  Report,  at  book  value,  of  MEG,  pursuant  to paragraph  1  of  article  227  of  Law  No.  6.404,  of  12.15.1976;

(2)    Approve  the  Appraisal  Report  prepared  by  APSIS  Consultoria  e  Avaliações  Ltda. for  the  appraisal,  at  book  value,  of  the  shareholders’  equity  of  MEG;

(3)    Approve,  in  all  of  its  terms  and  conditions,  the  Protocol  and  Justification  of  Merger, entered  into  between  MEG  and  PETROBRAS  on  June  3 rd, 2013;

(4)    Approve  the  Merger  of  MEG  by  PETROBRAS,  causing  it  to  be  dissolved,  without increasing  the  capital  stock  of  PETROBRAS;

(5)    Approve  the  authorization  given  to the  Board  of  Executive  Officers  of  PETROBRAS for  the  performance of  any  and  all  acts  required  for  the  merger  and  legalization  of the  status  of  the  incorporated  company  and  the  incorporating company  before  the agencies  of  competent  jurisdiction,  as  necessary.

V.  Merger  of  COMPERJ  POLIOLEFINAS  S.A.  (“POL”)  in PETROBRAS  to:

(1)    Ratify  the  contract  of  APSIS  Consultoria  e  Avaliações  Ltda.  by  PETROBRAS  for the  preparation of  the  Appraisal Report,  at  book  value,  of  POL,  pursuant to paragraph  1  of  article  227  of  Law  No.  6.404,  of  12.15.1976;

(2)    Approve  the  Appraisal  Report  prepared  by  APSIS  Consultoria  e  Avaliações  Ltda. for  the  appraisal,  at  book  value,  of  the  shareholders’  equity  of  POL;

(3)    Approve,  in  all  of  its  terms  and  conditions,  the  Protocol  and  Justification  of  Merger, entered  into  between  POL  and  PETROBRAS  on  June  3 rd, 2013;

(4)    Approve  the  Merger  of  POL  by  PETROBRAS,  causing  it  to  be  dissolved,  without increasing  the  capital  stock  of  PETROBRAS;

(5)    Approve  the  authorization  given  to the  Board  of  Executive  Officers  of  PETROBRAS for  the  performance of  any  and  all  acts  required  for  the  merger  and  legalization  of the  status  of  the  incorporated  company  and  the  incorporating company  before  the agencies  of  competent  jurisdiction,  as  necessary.

VI.  Merger  of  SFE  -  Sociedade  Fluminense  de  Energia  LTDA.  (“SFE”)  in PETROBRAS  to:

(1)    Ratify  the  contract  of  APSIS  Consultoria  e  Avaliações  Ltda.  by  PETROBRAS  for the  preparation of  the  Appraisal  Report,  at  book  value,  of  SFE,  pursuant  to paragraph  1  of  article  227  of  Law  No.  6.404,  of  12.15.1976;

(2)    Approve  the  Appraisal  Report  prepared  by  APSIS  Consultoria  e  Avaliações  Ltda. for  the  appraisal,  at  book  value,  of  the  shareholders’  equity  of  SFE;

(3)    Approve,  in  all  of  its  terms  and  conditions,  the  Protocol  and  Justification  of  Merger, entered  into  between  SFE  and  PETROBRAS  on  August  12 th, 2013;

(4)    Approve  the  Merger  of  SFE  by  PETROBRAS,  causing  it  to  be  dissolved,  without increasing  the  capital  stock  of  PETROBRAS;

(5)    Approve  the  authorization  given  to the  Board  of  Executive  Officers  of  PETROBRAS for  the  performance of  any  and  all  acts  required  for  the  merger  and  legalization  of the  status  of  the  incorporated  company  and  the  incorporating company  before  the agencies  of  competent  jurisdiction,  as  necessary.

VII.  Approve  of  the  waiver  by  PETROBRAS  of  the  preemptive  right  to  the  subscription  of convertible  bonds  to  be  issued  by  Sete  Brasil  Participações  S.A.

Any  person  present  at  the  meeting  must  evidence  its  capacity  as  shareholder, pursuant  to article  126  of  Law  No.  6.404  of  12.15.1976. In  case  any  shareholder  wishes  to  be represented,  he/she  must  meet  the  provisions  of  paragraph  1  of  article  126  of  the  referred law  and  article  13  of  the  Articles  of  Incorporation  of  PETROBRAS, upon  submission  of  the following  documents:

i)    Representative  ID  Card;

ii)   Power  of  Attorney  with  special  powers  granted  by  the  grantor  duly  notarized  at  a  Notary Office  (original  or  certified  copy);

iii)  Copy  of  the  agreement/  articles  of  incorporation  or  regulation  of  the  fund,  if  applicable;

iv)  Copy  of  the  instrument  of  investiture  or  similar  that  confirms  the  powers  of  the  grantor  of the  power  of  attorney,  if applicable.

We  request  that  the  shareholders represented  by  attorneys  file,  within  at  least  two  business days,  the  documents  listed  above  in  room  1002  (Shareholder  Service)  of  the  registered office.  For  those  who  will  present  the  document  on  the  date  of  the  meeting,  we  inform  that  the Company  will  be  able  to  receive  them  as  of  1:00  p.m.,  at  the  place where  the  meeting  will  be held.

The  voting  right  in  the  event  of  loan  of  shares  must  be  exercised  by  the  borrower, except  if otherwise  provided  in the  agreement  entered  into  between  the  parties.

Furthermore,  the  shareholders  may  choose  to  vote  the  matters  contained  in  this  notice  of meeting  upon  Public  Request  for  a  Power  of  Attorney,  pursuant  to  CVM  Instruction  No.  481, of  12.17.2009.

Electronic powers  of  attorney  will  be  received  through  the  Online  Meetings  Platform,  at www.assembleiasonline.com.br.  For  such  purpose,  the  shareholders  must  register  in  this platform.

Any  and  all  documents  related  to  the  matters  to  be  resolved  in  this  Extraordinary General Meeting  are  at  the  disposal  of  the  shareholders  in  room  1002  (Shareholder Service)  of  the registered office  of  the  Company, and  on  the  websites  of  the  Company (http://www.petrobras.com.br/ri) and  the  Brazilian  Securities  and  Exchange  Commission (http://www.cvm.gov.br),  pursuant  to  Law  No.  6.404,  of  12.15.1976  and  CVM  Instruction  No.

481  of  12.17.2009.

Rio de  Janeiro,  August  21,  2013.

Guido  Mantega

Chairman  of  the  Board  of  Directors

Information to Vote

To vote in   general meetings of   companies and funds, the first  step is   to   click in  www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx   and register.

After  registering  at  Assembleias Online,  you  will  receive  an  automated  message containing  the  Instrument  of  Agreement,  Ownership  and  Liability,  which  must  be signed,  notarized  and  consularised, and  a  list  of  documents  that  must  be  provided  so that  your  registration  can  be  validated.

Once  your  registration  is  validated,  you  will  receive  an  email  with  instructions to  issue your Private  Digital  Certificate.  The  Private  Digital  Certificate  will  be  issued  by Certisign, exclusive  partner  of  VeriSigN  in Brazil  and  leader  in the  segment.

As  soon  as  companies or  funds  that  you  invest  in  publish  their  call  notices,  you  will  be notified  by  email.

After  you  log  in  on  the  website  www.onlinegeneralmeetings.com,  you  select  the general  meeting  you  want.  After  analyzing  the  documents available  and  the management  proposals, you  must  vote  on  each  of  the  agenda  items  (in  favor,  against or abstention).Your  part  in the  voting  process  ends  here.

Once  your  vote  is  validated,  it  will  be  computed to  the  respective meeting and  a  receipt of  your  vote  will  be  sent  to  your  email.  For  increased  security  and integrity,  Assembleias Online  has  hired  Ernst & Young  to  review the  environment  of  internal  controls to  further improve  them.

In  order  to  facilitate  and  encourage  shareholders  with  voting  rights  to  participate,  the Company  will  allow  shareholders  to  vote  on  the  items  that  appear  in  the  General Meeting Notice  over  the  Internet by  using  the  public  request  for  proxies,  as  per  CVM ruling  481,  published  on  December  17  2009.

The  electronic proxies  will  be  received  via  the  Online  Meeting  platform,  at  www.assembleiasonline.com.br.  Shareholders  must  register  in  the  platform  as  soon  as possible  in  order  to  use  it.  The  data  used  in  the  previous  General  Meeting  will  remain  in effect.  The  proxy,  showing  the  shareholder’s  voting  intention  (electronic  voting),  must  be sent  through  the  system  between  Septiembre  14  to  29,  2013.  For  more  details  on  how to  vote  via  the  Online  Meeting Platform,  read  the  Manual  that  has  been  posted  on  our website.

Public  Power of  Attorney  Request

Rio de  Janeiro,  August  30  ,  2013, Petroleo  Brasileiro  S.A.  –  Petrobras  hereby  invites  its shareholders  to  attend  its  Extraordinary  General  Meeting,  to  be  held  on  September 30, 2013,  at  3.00  p.m.,  in  order  to resolve  on  the  matter  in the  Notice  for  General  Meeting.

With  a  view  to  enable  and  stimulate  the  participation  of  the  shareholders  with  a  right  to vote,  the  Company  provides,  through  the  world  wide  web,  with  the  possibility  for  the shareholders  to  vote  on  the  matter  in  the  Notice  for  General  Meeting,  through  the  use  of public  power of  attorney  request,  as  per  CVM Instruction  481  issued  on  December  17 th, 2009.

The  receipt  of  electronic  powers  of  attorney will  be  by  means  of  the  platform Assembleias  Online,  available  at  www.assembleiasonline.com.br. For  such,  it  is necessary that  the  shareholders make  their  registration  in  this  platform  as  soon  as possible,  and  the  registrations  made  for  the  last  Meeting  remain  valid.  The  power  of attorney,  which  has  the  shareholder’s  voting  intention  (electronic  vote),  must  be  sent through  the  system  between  September 14  to  29,  2013.  Please  refer  to  the  Manual  on how  to  vote  through  the  Assembleias  Online  system  available  in  this  handbook  or  on the  Investor  Relations  website  via  Financial  Results  and  Disclosures/Meetings.

With  such  alternative,  Petrobras seeks  to  reinforce  its  commitment  to  adopting  the  best Corporate  Governance  practices  and  transparency.

INFORMATION TO  SHAREHOLDERS

ITEM  I

DISPOSITION  OF  100%  OF THE  SHARES  OF INNOVA  S.A.

Dear  Shareholders,

The  Board  of  Directors  of  Petróleo  Brasileiro  S.A.  –  PETROBRAS  (“Company”)  hereby presents,  in  relation  to  the  disposition,  by the  Company,  of  one hundred  percent  (100%) of  the  shares  of  the  total voting  capital  stock  of  INNOVA  S.A.  (“INNOVA”)  to  VIDEOLAR S.A and its  majority  shareholder,  Mr.  Lirio  Albino  Parisotto  (“Purchasers”),  item  “I” of  the Agenda  of  the  Extraordinary Shareholder Meeting  to  be  held  on  09/30/2013,  the following  information  to  the  Shareholders:

INNOVA  is  a  wholly  owned  subsidiary  of  PETROBRAS operating  in  the  second- generation  petrochemical  sector  and  located  in  the  Petrochemical Hub  of  Triunfo,  Rio Grande  do  Sul.  Its  production  comprises  ethylbenzene, styrene,  polystyrene,  raw materials for  synthetic  rubber,  acrylic  resin  and  polyester  resin  used  in  the  manufacture of  disposable  items,  paint,  foam,  tires,  packages,  among  others.

For  such  disposition, a competitive  bidding  was  held,  in  which  43  national  and  foreign companies  were  invited  to  participate.  At  the  end  of  the  bidding,  the  Purchasers’  bid,  in the  amount  of  R$  870  million,  was  the  winning  bid.  The  proposed amount  exceeds  the economic evaluation of  the  asset  done  internally,  by  the  financial  assistant  hired  for  the transaction.  The  purchasers  will  be  bound  to  liabilities  corresponding to  nearly  R$  24 million  concerning  the  debts  incurred  by  INNOVA.

The transaction is an important step to PETROBRAS, in the scope of the Divestment Program of the Company (PRODESIN), in compliance with the goals of cash generation, discharge of investments and reduction of debts, under the Company’s 2013-2017 Business and Management Plan.

The  main  points  of  the  Purchase  and  Sale  of  Shares  Contract  are  the  following:

(a)  On  the  date  of  execution,  Petrobras  will  receive  20%  of  the  purchase  price,  by  way of  bond  (R$  174  million);

(b)  On  the  closing  date,  Petrobras  will  receive  80%  (R$  696  million),  adjusted  for inflation  based  on  the  IGPM;

(c)  Adjustment of  the  purchase  price  due  to  the  variation  of  the  working  capital  and  net debts,  from  12/31/12 to  the  closing  date.  Such  price  adjustment will  be  calculated according  to  the  closing  balance  sheet,  to be  audited  by  an  independent  company;

(d)  Liability  of  Petrobras for  acts,  facts  or  omissions related  to  Innova  which  have  not been  informed  during  the  negotiation of  the  parties,  up  to  the  date  of  execution  of  the Agreement,  including  the  due  diligence  done  in  the  Company.  Such  liability  is  limited,  in general  terms,  to the  period  of  3  years  and  the  amount  of  5%  of  the  purchase  price.

Once  approved  by  the  shareholders  of  PETROBRAS, the  execution  of  the  transaction will  be  still  subject  to  regular  prior  conditions,  including  the  approval  of  the  Brazilian Antitrust  Authority  –  CADE.

The  Brazilian  Securities  and  Exchange  Commission (CVM)  was  consulted on  the applicability of  Article  253  of  Law  No.  6.404/76  to  the  event  of  disposition  of  a  wholly owned   subsidiary’s  equity  interest  which  has  not  been  constituted by  means  of  a transaction  of  merger  of  shares,  which  is  the  case  of  INNOVA.

The CVM  reaffirmed  the  position  of  its  Board,  which,  in  prior resolutions,  decided  for  the inapplicability of  Article  253  of  Law  No.  6.404/76  to  the  event  of  disposition  of  a  wholly owned  subsidiary’s equity  interest  which  has  not  been  constituted by  means  of  a transaction  of  merger  of  shares.

Thus,  the  Board  of  Directors  submits  for  evaluation  and  resolution by  the  Extraordinary Shareholder  Meeting  the  proposal  of  disposition  of  INNOVA  by  PETROBRAS,  in  the form  of  an  initialed  draft  of  a  Purchase  and  Sale  of  Shares  Contract.

Maria  das  Graças  Silva  Foster

CEO  of  Petrobras

EXTRAORDINARY  GENERAL  MEETING

EXPOSITION  OF  MATTERS  TO  THE  SHAREHOLDERS

ITENS  II,  III, IV  e  V

MERGER  OF  COMPERJ  PARTICIPAÇÕES  S.A.  (“COMPERJPAR”),  COMPERJ ESTIRÊNICOS  S.A.  (“EST”),  COMPERJ  MEG  S.A.  (“MEG”)  AND  COMPERJ POLIOLEFINAS  S.A.  (“POL”)  INTO  PETROBRAS

Dear  shareholders,

The  Board  of  Directors  of  Petróleo  Brasileiro  S.A.  –  Petrobras  (“Company”) hereby presents,  in  relation  to  the  merger  of  Comperj  Participações S.A.  (“COMPERJPAR”), Comperj  Estirênicos S.A.  (“EST”),  Comperj  Meg  S.A.  (“MEG”)  and  Comperj  Poliolefinas S.A.  (“POL”)  into  Petrobras, itens  II,  III,  IV  and  V,  which  are  the  matter of  the  agenda  of the  Extraordinary Shareholders  Meeting  scheduled  to  take  place  on  09/30/2013,  the following  information  to  the  Shareholders:

COMPERJPAR, EST,  MEG  and  POL  are  closely  held  corporations,  full  subsidiaries  of PETROBRAS,  and  governed  by  the  Business  Corporation  Act,  any  applicable  legislation and  their  Articles  of  Incorporation, by  reason  of  which  they  are  now  part  of  the  current corporate  structure  of  PETROBRAS  system.

The maintenance  of  several  administrative  structures,  besides  resulting  in  the  increase  of operating  costs,  also  results  in  loss  of  relevant  synergies  in  the  management of  the matters  of  interest  to  the  Company.

In  this  context,  taking  into  account  the  intent  to  rationalize  costs  by  simplifying the corporate  structure  of  PETROBRAS,  the  goal  is  to,  upon  merger  of  the  assets  owned  by COMPERJ,  currently  allocated  to  COMPERJPAR,  EST,  MEG  and  POL,  integrate  the petrochemical assets  composing  the  Petrochemical Complex  of  Rio  de  Janeiro (“COMPERJ”) and  the  other  businesses  of  PETROBRAS  system,  according  to  the integrated   strategy   of   growth   up   to   2020,   as   well   as   continue   the   process   of reorganization  and  optimization  of  the  petrochemical  portfolio  of  the  Company.

Since  the  Company  is  the  owner  of  one  hundred  percent  (100%)  of  the  shares  of  the capital  stock  of  COMPERJPAR, EST,  MEG  and  POL,  the  capital  stock  of  PETROBRAS will  not  be  increased,  considering  that  its  financial  statements  already  consolidate  the accounting  records  of  the  companies  to  be  absorbed.

Therefore,  the  purpose  of  the  mergers  is  to  transfer  all  assets,  rights  and  obligations of COMPERJPAR, EST,  MEG  and  POL  to  the  Company,  which  is  part  of  the  process  of reorganization  whose   goal   is   to   simplify   the   corporate   structure,   reduce   costs   and manage  the  assets  in  a  more  efficient  manner.

Thus,  the  Board  of  Directors  submits  the  proposal  of  merger  of  COMPERJPAR,  EST, MEG  and  POL  into  PETROBRAS  for  assessment  and  resolution  by  the  Special  Meeting, along  with  the  favorable  opinion  of  the  Audit  Committee,  in  the  form  of  Protocols  and Justifications  of  mergers  entered  into  between  the  Companies  and  PETROBRAS,  the corresponding Appraisal  Reports  and  other  measures  for  the  itens  II,  III,  IV  e  V  of  the Agenda  contained  in the  notice  of  meeting.

Find  attached  to  this  Meeting  Manual  the  documents  and  information  concerning the exercise  of  the  shareholder’s voting  right,  including  information  provided  in  CVM Instruction  No.  481/09,  Annex  21.

At  last,  we  emphasize  that  the  Protocol  and  Justification  of  the  Merger  of  COMPERJPAR into  PETROBRAS  and  the  corresponding Appraisal  Report  of  COMPERJPAR contemplate  the  previous  stage of  merger  of  Companhia  de  Desenvolvimento  de  Plantas de  Utilidades  (“CDPU”)  into  COMPERJPAR,  as  approved  by  the  Special  Meetings  of Shareholders  of  such  Companies,  held  on  06/28/2013.

Maria  Das  Graças  Silva  Foster

CEO  of  Petrobras

Fiscal Council  OPINION

The  Fiscal  Council  of  Comperj  Participações  S.A.  ("COMPERJPAR"), in  the exercise  of  its  legal and  statutory  duties,  in  a  meeting  held  today,  has  considered the  decision  of  the  Board  of  Directors  of  the  Company,  taken  in  Meeting  No.  41, of  June  17,  2013,  with  the  purpose  of  submitting  for  deliberation of  the Extraordinary General  Meeting  -  EGM  a  motion  for  the  incorporation  of COMPERJPAR  into  Petroleo  Brasileiro  S.A.  ("Petrobras").

Based  on  (i)  the  content  of  the  documents  that  were  sent  to  this  Fiscal  Council, (ii)  the  conditions  of  incorporation  presented  in  the  Protocol  and  Justification of merger  signed  on  June  03,  2013,  and  (iii)  the  Valuation Report Equity  book prepared  by Apsis  Consultoria  e  Avaliações  Ltda.,  position  as  of  March  31,  2013, considering the  subsequent  event  of  merger  of  the  Utilities  Plants  Development Company - CDPU  into  COMPERJPAR,  the  Fiscal  Council  favors  the  approval  of the  merger  of  COMPERJPAR by  PETROBRAS,  to  be  submitted  to  the Extraordinary  General  Meeting  –  EGM  of  COMPERJPAR.

Rio de  Janeiro,  June  24,  2013.

Amós  da  Silva  Cancio

Director

Gilvan  da  Silva  Dantas

Director

Maria  Roma  de  Freitas

Director

PROTOCOL  AND  JUSTIFICATION  OF  THE  MERGER  OF  COMPERJ

PARTICIPAÇÕES  S.A.  INTO  PETRÓLEO  BRASILEIRO  S.A.  -  PETROBRAS

Entered  into  by

I.      PETRÓLEO  BRASILEIRO  S.A.  -  PETROBRAS,  a  mixed-capital  joint  stock corporation  headquartered  at  Avenida  República  do  Chile,  nº  65,  Centro,  in the city  and  state  of  Rio de  Janeiro,  inscribed  in  the  roll  of  corporate  taxpayers (CNPJ/MF)  under  no.  33.000.167/0001-01,  hereinafter  referred  to as “PETROBRAS”;  and

II.      COMPERJ PARTICIPAÇÕES S.A., a corporation headquartered at Avenida República do Chile, nº 65, 20º andar, Parte, Centro, in the city and state of Rio de Janeiro, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 10.693.351/0001-89, herein represented by its duly authorized representative, hereinafter referred to as “COMPERJPAR” or “Merged Company”;

PETROBRAS and COMPERJPAR are hereinafter referred to, jointly, as “PARTIES”, and each of them, separately, as “PARTY”;

Whereas:

(i)        PETROBRAS  is  mixed-capital  joint-stock  company,  with  fully  subscribed and  paid   up   capital   in  the   amount   of   two   hundred   five   billion,   four hundred  ten  million,  nine  hundred  and  five  thousand,  two  hundred  thirty reais  and  fifty centavos  (R$  205,410,905,230.50),  divided  into  thirteen billion,  forty-four  million,  four  hundred  ninety-six  thousand,  nine  hundred and thirty  (13,044,496,930)  non-par  shares,  of  which  seven  billion,  four hundred  forty-two  million,  four  hundred  fifty-four  thousand,  one  hundred and forty-two  (7,442,454,142)  are  common  shares  and  five  billion,  six hundred  two  million,  forty-two  thousand,  seven  hundred  and  eighty-eight (5,602,042,788)  are  preferred  shares;

(ii)       COMPERJPAR  is  a  closely-held  company,  with  a  subscribed  and  paid up capital  in the amount  of  twenty-one  million  five  hundred  and  one thousand  reais  (R$21,501,000.00),  divided  into  two  million,  one  hundred fifty thousand  and  one  hundred  (2,150,100)  non-par  registered  common shares.  With  the subsequent  event  of  the  merger  of  Companhia  de Desenvolvimento  de Plantas  de Utilidades  (“CDPU”),  the  subscribed  and paid  up  capital  of  COMPERJPAR  will  be  R$  41,044,939.04,  divided  into 4,104,493  non-par  registered  common  shares.

(iii)     PETROBRAS   retains   all  the  shares  issued   by  COMPERJPAR, representing   100%  of  its  voting  and  total  capital,  making  the  latter  a wholly-owned  PETROBRAS  subsidiary;

(iv)      The  PARTIES  intend  to  undertake  a merger  operation  through  which COMPERJPAR  will  be  merged  into  PETROBRAS,  and the  former  will  be legally  dissolved,  with  PETROBRAS  succeeding  COMPERJPAR  in all  its rights  and  obligations,  pursuant  to  Article  227  of  Law  6404  of  December 15,  1976  (“Law  6404/76”),  being  that  COMPERJPAR,  prior  to  its merger into  PETROBRAS,  proceed  to  the incorporation  of  Company  Plant Development   Utilities   ("CDPU"),   with   the  consequent   increase   of   its capital  stock;

(v)       The  merger  of  COMPERJPAR  into  PETROBRAS  will  simplify  the  latter’s corporate  structure  through  the  consolidation,   within  PETROBRAS,   of the assets  owned  by  COMPERJPAR,  with  a consequent  reduction  in PETROBRAS’  management  costs  and  the  rationalization  of  its  activities;

(vi)      The  merger  of  COMPERJPAR  will  not  entail  an  increase  in  the  capital  of PETROBRAS  and  will  not  impact  its  results,  nor  will  it  entail  any  impact on  investors,   since   COMPERJPAR   is   a   wholly-owned   PETROBRAS subsidiary,   already   considered   the   incorporation   of   the   CDPU   into COMPERJPAR  in  this  Protocol  and  Justification;

(vii)      The  merger  will  not  affect  the  price  of  PETROBRAS’  securities,  nor  will  it prevent  investors  from  buying,  selling  or retaining  said  securities,  or exercising  any  rights  entitled  to  them  as  the  owners  of  said  securities;

(viii)        In  line  with  PETROBRAS’   Business  and  Management   Plan  for  2013 - 2017 (“Business  Plan”),  this  operation  favors  (a)  the reallocation  of investment  funds;  (b)  improved  integration  between  the  activities  of  the petrochemical  assets  owned  by PETROBRAS  constituting  the Rio de Janeiro   Petrochemical   Complex   (“COMPERJ”),   and   the  other businesses  of  the Petrobras  System,  within  the strategy  of  integrated growth  by  2020,  and  (c)  the  continuing  restructuring  and  optimization  of PETROBRAS’  petrochemical  portfolio.

(ix)      The   merger   of   COMPERJPAR   into   PETROBRAS   will   allow   more flexibility  in regard  to  new  investments  and  permit  the  more  efficient execution  of PETROBRAS’  strategic  decisions,  therefore  benefiting PETROBRAS’  corporate  interests  and  shareholders;  and

(x)       The  merger  of  COMPERJPAR  into  PETROBRAS  is  subject  to  approval by  the  shareholders  of  PETROBRAS  and  COMPERJPAR;

The  PARTIES  agree  to sign this  Protocol  and  Justification  of  Merger  (“Protocol  and  Justification”),  in  compliance  with  Articles  224,  225  and  227  of  Law  6404/76  and Instruction  319  of  December  3,  1999,  issued  by the Brazilian  Securities  and Exchange   Commission   -  CVM   (“CVM   Instruction   319/99”),   under   the  following terms  and  conditions:

CLAUSE  ONE  –  THE  PROPOSED  OPERATION  AND  ITS  JUSTIFICATION

1.1.   Proposed   Operation.   The   operation   consists   of   the  merger   of COMPERJPAR  into  PETROBRAS,  with  the  full transfer  of  COMPERJPAR’s shareholders’  equity,  appraised  at  its  book  value,  to  PETROBRAS  (“Operation”  or “Merger ”).

1.1.1.  As  a  result  of  the  Operation,  COMPERJPAR  will  be  legally  dissolved and  PETROBRAS    will   succeed   COMPERJPAR    in   all   its   rights   and obligations,  pursuant  to  Article  227  of  Law  6404/76.

1.2.     The  appraisal  of  COMPERJPAR’s  shareholders’  equity,  for  the  purposes  of the respective  entries  in  PETROBRAS’  accounts,  was  conducted  at  its  book  value by the  specialized  company  APSIS  CONSULTORIA  E  AVALIAÇÕES  LTDA., nominated  in  item  2.1.,  on  the  Merger  Reference  Date  established  in  item  2.2.  of this  Protocol  and  Justification,  pursuant  to the  criteria  for  preparing  financial statements  envisaged  in  Law  6404/76  and  CVM  Instruction  319/09.

1.3.     The   balances    of   COMPERJPAR’s    credit   and   debt   accounts    will   be transferred  to  PETROBRAS’  books  following  the  necessary  adjustments.

1.4.   The   assets,   rights   and   obligations   making   up  COMPERJPAR’s shareholders’   equity  to   be  transferred   to  PETROBRAS   are  those   described   in detail  in  the  appraisal  report,  at  their  book  value.

1.5.     The  management  of  PETROBRAS  will  be  responsible  for  carrying  out  all  the acts  necessary  to  implement  the Merger,  and  will  bear  all  the  costs  and  expenses resulting  from  said  implementation.

1.6.     Justification   of   the   Operation.   The   Operation   will   simplify   the   corporate structure  of  PETROBRAS  through  the consolidation,  within  PETROBRAS,  of  the assets   making   up   COMPERJ,   in  order   to   integrate   the   petrochemical   assets making  up  COMPERJ  with  the  other  businesses  of  the  Petrobras  system,  under the strategy  of  integrated  growth  by  2020,  aiming  to continue  the  process  of restructuring    and   optimizing    of    PETROBRAS’    petrochemical    portfolio.    The Operation  will  also permit  a reduction  in  PETROBRAS’  management  costs  and  the rationalization  of  its activities,  and  will  simplify  the  reallocation  of  investment  funds under the  Business  Plan.

1.7.     Given  that  PETROBRAS  retains  one  hundred  percent  (100%)  of  the  shares representing  COMPERJPAR’s  capital  stock,  the  proposed  Merger  will  not  entail any changes  in PETROBRAS’  capital,  since  PETROBRAS’  financial  statements already  consolidate  COMPERJPAR’s  accounts.

CLAUSE  TWO  –  APPRAISAL  OF  COMPERJPAR’S  SHAREHOLDERS’  EQUITY AND  APPRAISAL  REFERENCE-DATE

2.1.    The  nomination  and  appointment  of  the specialized  company  APSIS CONSULTORIA  E  AVALIAÇÕES  LTDA.,  headquartered  at  Rua  da  Assembleia  nº 35,  12º  andar,  in  the  city  and  state  of  Rio  de  Janeiro  and  inscribed  in  the  roll  of corporate  taxpayers  (CNPJ)  under  no. 08.681.365/0001-30,  as the company responsible  for  preparing  the  appraisal  report  on COMPERJPAR’s  shareholders’ equity  to  be  transferred  to  PETROBRAS  (“Appraisal  Report”),  will  be  ratified  by  a resolution  of  a PETROBRAS  Extraordinary  Shareholders’  Meeting,  pursuant  to Article  227  of  Law  6404/76.

2.2.     APSIS  CONSULTORIA  E  AVALIAÇÕES  LTDA.  is  a  company  specializing  in appraisals,  having  proceeded,  by  request  of  the  management  of  the  PARTIES,  (i) to appraise  COMPERJPAR’s  shareholders’  equity,  at  its book  value,  based  on COMPERJPAR’s  balance  sheet  on  March  31, 2013 (“Merger  Reference  Date”)  and on the  pro-forma  balance  sheet  of  COMPERJPAR  considering  events  subsequent to  the   appraisal   reference   date,   thus   constituting   the   amount   of   shareholders’ equity  to  be  transferred  to  PETROBRAS,  and  (ii)  to  prepare  the  Appraisal  Report, attached    hereto    as    Exhibit    I,   subject    to    the    approval    of    PETROBRAS’ shareholders,  pursuant  to  the  law.

CLAUSE  THREE  –  THE  TOTAL  AMOUNT  OF  SHAREHOLDERS’  EQUITY  TO BE  MERGED

3.1.     According  to  the  appraisal  and  the  resulting  Appraisal  Report,  the  amount  of COMPERJPAR’s  shareholders’  equity  (after  CDPU’s  merger)  to  be  transferred  to PETROBRAS  is  R$  18,903,101.59,  as  per  Clause  Four  below.

3.2.     The   substitution   of   PETROBRAS’   investments   in  COMPERJPAR   by   the assets  and  liabilities  in  COMPERJPAR’s  balance  sheet  will  not  entail  any  changes in  PETROBRAS’  shareholders’  equity.

CLAUSE    FOUR    –   SHAREHOLDERS’    EQUITY    VARIATIONS    UNTIL    THE MERGER  DATE

4.1.     Shareholders’   equity   variations   recorded   between   the   Merger   Reference Date  and  the  effective  Merger  date  will  remain  recorded  in COMPERJPAR’s  books and will  be  absorbed  by PETROBRAS  and  transferred  to  its  books,  in  strict adherence  to  the  amounts  established  herein  for  the  implementation  of  the  Merger.

CLAUSE  FIVE  –  CANCELLATION  OF  COMPERJPAR’S  SHARES

5.1.     Since   COMPERJPAR   is   a   wholly-owned   PETROBRAS   subsidiary,   the Merger  will  not  result  in the  cancellation  or  issue  of  new  PETROBRAS  shares,  nor will  it  entail  any  changes  in  the  value  of  its  capital  stock.  Therefore,  at  the  end  of the  Merger,   the  capital   stock   of   PETROBRAS   will   remain   unchanged   at   two hundred  five billion,  four  hundred  ten  million,  nine  hundred  and  five thousand,  two hundred   thirty   reais   and   fifty   centavos   (R$   205,410,905,230.50),   divided   into thirteen  billion,  forty-four  million,  four  hundred  ninety-six  thousand,  nine  hundred and thirty  (13,044,496,930)  non-par  shares,  of  which  seven  billion,  four  hundred forty-two  million,  four hundred  fifty-four  thousand,  one  hundred  and forty-two (7,442,454,142)  are  common  shares  and  five  billion,  six  hundred  two  million,  forty-two   thousand,   seven   hundred   and   eighty-eight   (5,602,042,788)   are   preferred shares.  Consequently,  PETROBRAS’  Bylaws  will  not  be  amended.

5.2.     As   a  result   of   the   Merger,   all   shares   issued   by   COMPERJPAR   will   be cancelled,  based  on  Article  226,  paragraph  1  of  Law  6404/76.

5.3.     As  a  result  of  the  Merger,  COMPERJPAR  will  be  legally  dissolved,  its  legal existence  through  the  filing  of  its Articles  of  Incorporation  with  the  Registry  of Commerce  will  cease,  and  it  will  be  succeeded  in  all  its  rights  and  obligations  by PETROBRAS.

CLAUSE   SIX   –  ACKNOWLEDGEMENT   BY  THE   BOARDS   OF   DIRECTORS AND  FISCAL  COUNCILS  AND  APPROVAL  BY  THE SHAREHOLDERS’ MEETINGS  OF  PETROBRAS  AND  COMPERJPAR

6.1.     Boards  of  Directors  and  Fiscal  Councils.  In  compliance  with  Article  163,  item III,  of  Law  6404/76,  the respective  Fiscal  Councils  of  PETROBRAS  and COMPERJPAR   will   issue   their   opinion   on   the   Operation,   and   the   respective Boards  of  Directors  of  PETROBRAS  and  COMPERJPAR  will  also  acknowledge the Operation  and  call  the  Extraordinary  Shareholders’  Meetings  to  resolve  on  the Operation.

6.2.    Extraordinary  Shareholders’  Meetings.  To implement  the  Operation,  the respective  Extraordinary  Shareholders'  Meetings  of PETROBRAS  and COMPERJPAR  will  be called,  pursuant  to  the  terms  and  other  procedures established  by  the  law.

CLAUSE  SEVEN  –  GENERAL  PROVISIONS

7.1.    Since  COMPERJPAR  is a wholly  owned  PETROBRAS  subsidiary,  the provisions  related  to  (i) the exchange  ratio;  (ii)  the reimbursement  of COMPERJPAR’s  shareholders;  and  (iii)  the need  to  prepare  an  appraisal  report  of COMPERJPAR  at  market  prices  (Article  264  of  Law  6404/76)  will  not  apply.

7.2.     Documents  Available  to  Shareholders.  In  compliance  with  Article  3  of  CVM Instruction  319/99,  all  documents  mentioned  herein  will  be  available  to the shareholders  of  PETROBRAS  as  from  this  date  and  may be consulted  at  its headquarters  and  on  its  website  (www.petrobras.com),  and  on  the  websites  of  the CVM  and  the  BM&FBOVESPA  -  Securities,  Commodities  and  Futures  Exchange.

IN WITNESS  WHEREOF,  the  parties  execute  this  Protocol  and  Justification  in  two (2)  counterparts  of  identical  content  and  form  and  for  a  same  purpose,  before  the two  undersigned  witnesses.

Rio  de  Janeiro,  June  3,  2013.

PETRÓLEO  BRASILEIRO  S.A.  -  PETROBRAS

Patrick  Horbach  Fairon

Executive  Manager  of  Abastecimento-Petroquímica

COMPERJ  PARTICIPAÇÕES  S.A.

Sergio Martins Bezerra	Laerte Rocha Pires
Executive Officer	Executive Officer

Witnesses:

Fernando Luiz Affonso	João Eduardo de S. Freixinho
RG: 04466901-8 IFP/RJ	RG: 118934207 IFP/RJ
CPF: 620.488.727-00	CPF: 074.564.427-97

Appendix I: Valuation Report

Apsis
A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Valuation Report

RJ-0162/13-05

COMPERJ PARTICIPAÇÕES S.A.

An independent member of
Morison International

REPORT: RJ-0162/13-05

BASE DATE: March 31, 2013.

APPLICANT: **PETRÓLEO BRASILEIRO S.A PETROBRAS**, a company with its head office located at Av. República do Chile, nº 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 33.000.167/0001-01, hereinafter referred to as **PETROBRAS.**

OBJECT: **COMPERJ PARTICIPAÇÕES S.A.**, a company with its head office located at Av. República do Chile, nº 65, 20º andar (parte), Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 10.693.351/0001-89, hereinafter referred to as **COMPERJ PARTICIPAÇÕES.**

PURPOSE: To assess the book Net Equity value of **COMPERJ PARTICIPAÇÕES** for the purpose of its merger with and into **PETROBRAS** pursuant to articles no. 226 and 227 of Law no. 6,404/76 (Corporate Law).

Report RJ-0162/13-05 1

Apsis

TABLE OF CONTENTS

1. INTRODUCTION ---------- 3
2. PRINCIPLES AND QUALIFICATIONS ---------- 4
3. LIABILITY LIMITS ---------- 5
4. APPRAISAL METHODOLOGY ---------- 6
5. COMPERJ PARTICIPAÇÕES' NET EQUITY APPRAISAL ---------- 7
6. CONCLUSION ---------- 8
7. LIST OF ATTACHMENTS ---------- 9

Report RJ-0162/13-05 2

Apsis

1. INTRODUCTION

A APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with its head office located at Rua da Assembleia, nº 35, 12º andar, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 08.681.365/0001-30, was appointed by PETROBRÁS was appointed to assess the book Net Equity value of COMPERJ PARTICIPAÇÕES for the purpose of its merger with and into PETROBRÁS, pursuant to articles 226 and 227 of Law No. 6,404/76 (Corporate Law).

In preparing this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information, which include, among others, the following:

- Balance Sheet of COMPERJ PARTICIPAÇÕES, as of March 31, 2013.
- Pro forma Accounting Statement of COMPERJ PARTICIPAÇÕES, as of March 31, 2013, considering subsequent events.

APSIS has recently performed appraisals for publicly-held companies, for various purposes, of the following companies:

- AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
- BANCO PACTUAL S/A
- CIMENTO MAUÁ S/A
- ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.
- GEODEX COMMUNICATIONS DO BRASIL S/A
- GERDAU S/A
- HOTÉIS OTHON S/A
- L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A
- LIGHT SERVIÇOS DE ELETRICIDADE S/A
- LOJAS AMERICANAS S/A
- REPSOL YPF BRASIL S/A
- TAM TRANSPORTES AÉREOS MERIDIONAL S/A
- WAL PETROLEO S/A

The APSIS team in charge of preparing this report comprises the following professionals:

- AMILCAR DE CASTRO
  Commercial director
  Bachelor of Laws
- ANA CRISTINA FRANÇA DE SOUZA
  Managing partner
  Civil engineer, post-graduated in Accounting Sciences (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Operational director
- ERIVALDO ALVES DOS SANTOS FILHO
  Accountant (CRC/RJ 100990/O-1)
- LUCILIA NICOLINI
  Accountant (CRC/SP 107.639/O-6)
- LUIZ PAULO CESAR SILVEIRA
  Superintendent director
  Mechanical Engineer, MSc in Business Management (CREA/RJ 1989100165)
- MARCIA APARECIDA DE LUCCA CALMON
  Technical director (CRC 1SP143169-O4)
- RENATA POZZATO CARNEIRO MONTEIRO
  Superintendent director
- RICARDO DUARTE CARNEIRO MONTEIRO
  Managing partner
  Civil Engineer, post-graduated in Economic Engineering (CREA/RJ 1975102453)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

Report RJ-0162/13-05 3

Apsis

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be carefully read.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- In this Report, one assumes that the information received from third parties is correct, and the sources thereof are comprised and mentioned in said Report.
- For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, when existent, which might affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability with regards to the matter of Appraisal, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the recommendations and criteria prescribed by the Associação Brasileira de Normas Técnicas (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards Council (IVSC), in addition to the requirements imposed by different agencies, such as: Comitê de Pronunciamentos Contábeis (CPC), Ministry of Treasury, Banco Central, Banco do Brasil, Comissão de Valores Mobiliários (CVM), Superintendência de Seguros Privados (SUSEP), Regulamento do Imposto de Renda (RIR), Comitê Brasileiro de Avaliadores de Negócios (CBAN) etc.
- The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

Report RJ-0162/13-05 4

Apsis

3. LIABILITY LIMITS

- To prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true and consistent, and does not have any liability with respect to their reliability.
- The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors. Thus, APSIS is not giving an opinion about the Applicant's financial statements.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work was developed to be used by the Applicant, its partners and other companies involved in the project, aiming at the previously described purpose.

Report RJ-0162/13-05 5

Apsis

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting documents, designed to ascertain whether bookkeeping was accurately conducted and was in compliance with the legal, regulatory, normative and statutory provisions which govern the matter, within the scope of "Accounting Principles Used in Brazil".

We examined the balance sheet of COMPERJ PARTICIPAÇÕES, as well as all other documents required for the preparation of this report, which was prepared on the basis of COMPERJ PARTICIPAÇÕES' balance sheet for the period ended March 31, 2013 (Attachment 1).

It was ascertained that the assets and liabilities of COMPERJ PARTICIPAÇÕES have been duly accounted for.

In this analysis it was considered as a subsequent even of the Accounting Statement as of March 31, 2013, the merger of COMPANHIA DE DESENVOLVIMENTO DE PLANTAS DE UTILIDADES (CNPJ 11.996.987/0001-62) into COMPERJ PARTIPAÇOES, reflected in the pro forma Accounting Statement, considered in this report.

Report RJ-0162/13-05 6

Apsis

5. COMPERJ PARTICIPAÇÕES' NET EQUITY APPRAISAL

We examined the account books of COMPERJ PARTICIPAÇÕES, as well as all other documents required for the preparation of this report.

The experts have ascertained that the book Net Equity value of COMPERJ PARTICIPAÇÕES, for the purpose of its merger with and into PETROBRÁS, is R$ 18,903,101.59 (eighteen million, nine hundred and three thousand, one hundred and one *reais* and fifty-nine cents), as of March 31, 2013 as shown in the following table:

COMPERJ PARTICIPAÇÕES S.A.	PRO FORMA ACCOUNTING STATEMENT		
BALANCE SHEET - IN REAIS	BALANCE AS OF 03/31/2013	SUBSEQUENT EVENT	PRO FORMA BALANCE
CURRENT ASSETS	1,355,650.21	340,409.80	1,696,060.01
Cash and Cash Equivalents	1,276,159.65	328,525.82	1,604,685.47
Recoverable Taxes	79,490.56	11,883.98	91,374.54
NON-CURRENT ASSETS	15,380,977.46	24,089,514.01	34,584,506.70
LONG-TERM ASSETS	10,472,804.69	2,092,381.53	12,565,186.22
Recoverable Taxes	10,472,804.69	2,092,381.53	12,565,186.22
INVESTMENTS	4,885,984.77	-	-
FIXED ASSETS	18,031.00	21,997,132.48	22,015,163.48
INTANGIBLES	4,157.00	-	4,157.00
TOTAL ASSETS	16,736,627.67	24,429,923.81	36,280,566.71
CURRENT LIABILITIES	17,377,465.12	-	17,377,465.12
NON-CURRENT LIABILITIES	-	-	-
LONG-TERM LIABILITIES	-	-	-
NET EQUITY	(640,837.45)	24,429,923.81	18,903,101.59
Capital	21,501,000.00	25,001,000.00	41,044,939.04
Accumulated Losses	(22,141,837.45)	(571,076.19)	(22,141,837.45)
TOTAL LIABILITIES	16,736,627.67	24,429,923.81	36,280,566.71

Report RJ-0162/13-05 7

6. CONCLUSION

In the light of examinations carried out in the previously mentioned documents and on the basis of APSIS' analyses, the experts have concluded that the pro forma book Net Equity value of **COMPERJ PARTICIPAÇÕES**, for the purpose of its merger with and into **PETROBRAS**, is **R$ 18,903,101.59** (eighteen million, nine hundred and three thousand, one hundred and one *reais* and fifty-nine cents), as of March 31, 2013.

Having concluded Report **RJ-0162/13-05**, which consists of 09 (nine) pages typed on one side and 02 (two) attachments, APSIS Consultoria e Avaliações Ltda., CRC/RJ-005112/O-9, a company specializing in the appraisal of assets, legally represented by the signatories below, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, May 14, 2013.

ANTONIO LUIZ FEIJO NICOLAU:28156676734

Assinado de forma digital por ANTONIO LUIZ FEIJO NICOLAU:28156676734
DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ANTONIO LUIZ FEIJO NICOLAU:28156676734
Dados: 2013.05.21 17:43:40 -03'00'

Director

ERIVALDO ALVES DOS SANTOS FILHO:07862185765

Assinado de forma digital por ERIVALDO ALVES DOS SANTOS FILHO:07862185765
DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ERIVALDO ALVES DOS SANTOS FILHO:07862185765
Dados: 2013.05.21 18:02:20 -03'00'

Accountant (CRC/RJ 100990/O-1)

Report RJ-0162/13-05 8

7. LIST OF ATTACHMENTS

1. SUPPORTING DOCUMENTS
2. GLOSSARY AND APSIS' PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º andar
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 42
Consolação, CEP 01227-200
Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

Report RJ-0162/13-05 9

COMPERJ PARTICIPAÇÕES S.A.

Nº conta do gru	Nº conta	Texto item balanço/cál.L&P	mar/13
		ATIVO	
		CIRCULANTE	
		Disponibilidades	
		Bancos	
1101200000	1101200255	1101200255 BB AG 3180-1 C 20003-4 - MOV COBR E PGTO	1.858,36
		Total Bancos	1.858,36
		Aplicações financeiras	
1101300000	1101301017	1101301017 APLICAÇÕES FINANCEIRAS FIDC	1.274.301,29
		Total Aplicações financeiras	1.274.301,29
		Total Disponibilidades	1.276.159,65
		Impostos a recuperar	
		IR a recuperar	
1107300000	1107300001	1107300001 IR A RECUPERAR	77.860,90
1107300000	1107300002	1107300002 IR S/APLIC.FINANCEIRA	178,23
		Total IR a recuperar	78.039,13
		PASEP a recuperar	
1107400000	1107400003	1107400003 PIS/PASEP A RECUPERAR	11,55
		Total PASEP a recuperar	11,55
		COFINS a recuperar	
1107500000	1107500003	1107500003 COFINS A RECUPERAR	53,2
		Total COFINS a recuperar	53,2
		Contribuição Social a recuperar	
1107600000	1107600001	1107600001 CSLL-CONTR SOCIAL S/LUCRO LEI 8981 A RECUPERAR	1.386,68
		Total Contribuição Social a recuperar	1.386,68
		Total Impostos a recuperar	79.490,56
		TOTAL CIRCULANTE	1.355.650,21
		NÃO CIRCULANTE	
		Realizável a longo prazo	
		Impostos e contrib. sociais diferido	
1210000001	1210000001	1210000001 IMPOSTO RENDA DIFERIDO ATIVO ADIÇÃO TEMPORÁRIA LP	7.700.591,69
1210000003	1210000003	1210000003 CONTRIB SOCIAL DIFERIDA ATIVA ADIÇÃO TEMPORÁRIA LP	2.772.213,00
		Total Impostos e contrib. sociais diferido	10.472.804,69
		Total Realizado a longo prazo	10.472.804,69
		Investimentos

COMPERJ PARTICIPAÇÕES S.A.

		Participações em coligadas	
1301210001	1301210001	1301210001 PARTICIPAÇÕES EM COLIGADAS	4.885.984,77
		Total Participações em coligadas	4.885.984,77
		Total Investimentos	4.885.984,77
		Imobilizado	
		Equipamentos	
1302310000	1302310029	1302310029 EQUIP. E INSTAL DE COMUNICAÇÃO	7.232,60
1302310000	1302310031	1302310031 EQUIP. E INSTAL DE ESCRITÓRIO	11.424,00
1302310000	1302310032	1302310032 EQUIP. E INSTAL DE PROCTO DE DADOS	3.700,00
1302310000	1302310033	1302310033 EQUIP. E INSTAL PARA OUTROS FINS	969
1302320000	1302320029	1302320029 EQUIP. E INSTAL DE COMUNICAÇÃO - DEPREC ACUM	-2.181,60
1302320000	1302320031	1302320031 EQUIP. E INSTAL DE ESCRITÓRIO - DEPREC ACUM	-1.647,00
1302320000	1302320032	1302320032 EQUIP. E INSTAL DE PROCTO DE DADOS - DEPREC ACUM	-1.327,00
1302320000	1302320033	1302320033 EQUIP. E INSTAL PARA OUTROS FINS - DEPREC ACUM	-139
		Total Equipamentos	18.031,00
		Total Imobilizado	18.031,00
		Intangível	
		Sistemas aplicativos	
1302510000	1302500001	1302500001 SISTEMAS APLICATIVOS - SOFTWARE	5.810,00
1302520000	1302509001	1302509001 SISTS APLICATIVOS - SOFTWARE AMORTIZAÇÃO ACUMULADA	-1.653,00
		Total Sistemas aplicativos	4.157,00
		Total Intangível	4.157,00
		TOTAL NÃO CIRCULANTE	15.380.977,46
		TOTAL DO ATIVO	16.736.627,67
		PASSIVO E PATRIMÔNIO LÍQUIDO	
		CIRCULANTE	
		Fornecedores	
		Subsidiárias, controladas e coligadas	
		Subsidiárias e controladas	
2101300000	2101300011	2101300011 CONTAS A PAGAR - EMPR SIST - OUTRAS OPER - SGCF	-17.276.120,59
		Total Subsidiárias e controladas	-17.276.120,59
		Total Subsidiárias, controladas e coligadas	-17.276.120,59
		Fornecedores - terceiros	
2101100000	2101100001	2101100001 FORNECEDORES - PAIS	-25.452,22
2101100000	2101100014	2101100014 RECLASSIFICAÇÃO EM/EF - FORNECEDORES	-4.969,88

COMPERJ PARTICIPAÇÕES S.A.

2101900000	2101900005	2101900005 PROVISÃO PARA REAJUSTE DE CONTRATOS DE SERVIÇOS	-38.439,73
2101900000	2101900017	2101900017 TRANSITÓRIA EM/EF SERVIÇOS	-4.969,88
2101900000	2101900021	2101900021 CORRETORA TRANSITÓRIA EM/EF	4.969,88
		Total Fornecedores - terceiros	-68.861,83
		Total Fornecedores	-17.344.982,42
		Impostos e contrib.sociais a recolher	
		Tributos sobre a renda	
		Imposto de Renda	
2105300000	2105300004	2105300004 IMPOSTO DE RENDA RETIDO DE TERCEIROS - PAIS	-1.626,51
		Total Imposto de Renda	-1.626,51
		Total Tributos sobre a renda	-1.626,51
		Outros tributos	
		ICMS	
2105200000	2105200001	2105200001 ICMS APURAÇÃO	-23,85
		Total ICMS	-23,85
		Outros impostos e taxas	
2105900017	2105900017	2105900017 INSS - CONTRIBUIÇÕES-TERCEIROS	-32.161,55
2105900000	2105900022	2105900022 INSS RETENÇÃO CONTRIBUINTE INDIVIDUAL	1.329,21
		Total Outros impostos e taxas	-30.832,34
		Total Outros tributos	-30.856,19
		Total Impostos e contrib.sociais a recolher	-32.482,70
		TOTAL CIRCULANTE	-17.377.465,12
		NÃO CIRCULANTE	
		PATRIMÔNIO LÍQUIDO	
		Capital realizado	
		Capital social	
2501100001	2501100001	2501100001 AÇÕES ORDINÁRIAS	-21.501.000,00
		Total Capital social	-21.501.000,00
		Total Capital realizado	-21.501.000,00
		Lucros ou prejuízos acumulados	
		Lucros ou prejuízos acumulados	
2505000005	2505000005	2505000005 RESULTADO DO EXERCÍCIO	9.486.477,81
		Total Lucros ou prejuízos acumulados	9.486.477,81
		Demonstrativo do resultado - Resultado L/P	
3403100001	3403100017	3403100017 RECEITA FINANCEIRA - FIDC	-20.647,82

COMPERJ PARTICIPAÇÕES S.A.

3404100004	3404100004	3404100004 ATUALIZAÇÃO MONETÁRIA TERC- IMPOSTOS A RECUPERAR	-1.296,11
3405000001	3405000001	3405000001 HONORÁRIOS DOS DIRETORES E CONSELHO DE ADM	935.726,49
3405000003	3405000003	3405000003 DESPESAS ADMINISTRATIVAS	71.035,12
3501000001	3501000001	3501000001 RESULTADO PARTICIPAÇÕES RELEVANTES EMP SISTEMA	1.892,10
3801000002	3801000002	3801000002 IMP RENDA S/ RES EXERCÍCIO DIFERIDO	-246.204,42
3801000004	3801000004	3801000004 CONTRIB. SOCIAL-LEI 7689/88 DIFERIDO	-88.633,59
3999000000	3990000001	3990000001 APURAÇÃO DO RESULTADO DO EXERCÍCIO	12.003.487,87
4300000000	4301000001	4301000001 HONORÁRIOS DIRETORIA EXECUTIVA	883.386,00
4300000000	4301000003	4301000003 HONORÁRIOS CONSELHO FISCAL	52.340,49
4000000000	4401000008	4401000008 AUDITORIA CONTÁBIL -EXTERNA	9.596,02
4000000000	4509000007	4509000007 ANÚNCIOS E PUBLICAÇÕES LEGAIS	600
4000000000	4509200007	4509200007 MATRÍCULAS TREINAMENTOS EXTERNOS	21.258,37
4800000000	4800000001	4800000001 DEPRECIAÇÃO DO IMOBILIZADO	852
4800000000	4800000012	4800000012 AMORTIZAÇÃO DO ATIVO INTANGÍVEL	289
5000000000	5100000005	5100000005 OUTRAS APROPRIAÇÕES	-968.321,88
8130231000	8130231029	8130231029 EQUIP. E INSTAL DE COMUNICAÇÃO	7.232,60
8130231000	8130231031	8130231031 EQUIP. E INSTAL DE ESCRITÓRIO	11.424,00
8130231000	8130231032	8130231032 EQUIP. E INSTAL DE PROCTO DE DADOS	3.700,00
8130231000	8130231033	8130231033 EQUIP. E INSTAL PARA OUTROS FINS	969
8130232000	8130232029	8130232029 EQUIP. E INSTAL DE COMUNICAÇÃO - DEP AC	-2.181,60
8130232000	8130232031	8130232031 EQUIP. E INSTAL DE ESCRITÓRIO - DEP AC	-1.647,00
8130232000	8130232032	8130232032 EQUIP. E INSTAL DE PROCTO DE DADOS - DEP AC	-1.327,00
8130232000	8130232033	8130232033 EQUIP. E INSTAL PARA OUTROS FINS - DEP AC	-139
8130251000	8130250001	8130250001 SISTEMAS APLICATIVOS - SOFTWARE	5.810,00
8130252000	8130250901	8130250901 SISTEMAS APLICATIVOS - SOFTWARE AMORT ACUMULADA	-1.653,00
8480000001	8480000001	8480000001 DEPRECIAÇÃO E AMORTIZAÇÃO DO IMOBILIZADO	5.294,60
8480000001	8480000012	8480000012 AMORTIZAÇÃO DO ATIVO INTANGÍVEL	1.653,00
8999999999	8999999999	8999999999 ATIVO IMOBILIZADO CONSTITUÍDO CONVERSÃO USGAAP	-29.135,60
		Total Demonstrativo do resultado - Resut. L/P	12.655.359,64
		Total Lucros ou prejuízos acumulados	22.141.837,45
		TOTAL PATRIMÔNIO LÍQUIDO	640.837,45
		TOTAL NÃO CIRCULANTE	640.837,45
		TOTAL DO PASSIVO E PATRIMÔNIO LÍQUIDO	-16.736.627,67

Glossário

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

1

Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

2

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

3

Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension

4

funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company's operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property's remaining life.

Replacement Cost - a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

5

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company's needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investiment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - IMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS
IOCHPE MAXION
JBS
KRAFT FOODS
L'ORÉAL
LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LORINVEST (LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Rio de Janeiro

Rua da Assembleia, 35 - 12º andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

An independent member of
Morison International

Fiscal Council OPINION

The Fiscal Council of Comperj Estirênicos S.A. ("EST"), in the exercise of its legal and statutory duties, in a meeting held today, has considered the decision of the Board of Directors of the Company, taken in Meeting No. 34, of June 17, 2013, with the purpose of submitting for deliberation of the Extraordinary General Meeting - EGM a motion for the incorporation of EST into Petroleo Brasileiro S.A. ("Petrobras").

Based on (i) the content of the documents that were sent to this Fiscal Council, (ii) the conditions of incorporation presented in the Protocol and Justification of merger signed on June 03, 2013, and (iii) the Valuation Report Equity book prepared by Apsis Consultoria e Avaliações Ltda., position as of March 31, 2013, the Fiscal Council favors the approval of the merger of EST by PETROBRAS, to be submitted to the Extraordinary General Meeting – EGM of EST.

Rio de Janeiro, June 24, 2013.

Amós da Silva Cancio
Director

Gilvan da Silva Dantas
Director

Maria Roma de Freitas
Director

PROTOCOL  AND  JUSTIFICATION  OF  THE  MERGER  OF  COMPERJ  ESTIRÊNICOS

S.A.  INTO  PETRÓLEO  BRASILEIRO  S.A.  -  PETROBRAS

Entered  into  by

I.      PETRÓLEO   BRASILEIRO   S.A.   -   PETROBRAS,   a  mixed-capital   joint   stock corporation  headquartered  at  Avenida  República  do Chile,  nº  65,  Centro,  in  the city  and  state  of  Rio de Janeiro,  inscribed  in  the  roll  of  corporate  taxpayers (CNPJ/MF)    under    no.    33.000.167/0001-01,     hereinafter    referred    to    as  “PETROBRAS ”; and

II.      COMPERJ   ESTIRÊNICOS   S.A.,   a   corporation   headquartered   at   Avenida República  do  Chile,  nº  65,  20º  andar,  Parte,  Centro,  in  the  city  and  state  of  Rio de Janeiro,  inscribed  in  the  roll  of  corporate  taxpayers  (CNPJ/MF)  under  no. 10.686.006/0001-18,  herein  represented  by  its  duly  authorized  representative,  hereinafter  referred  to  as  “EST”  or  “Merged  Company”;

PETROBRAS  and  EST  are  hereinafter  referred  to,  jointly,  as  “PARTIES”,  and  each  of  them,  separately,  as  “PARTY”;

Whereas:

(i)        PETROBRAS  is  mixed-capital  joint-stock  company,  with  fully  subscribed and paid  up  capital  in  the  amount  of  two  hundred  five  billion,  four  hundred ten million,  nine  hundred  and  five  thousand,  two  hundred  thirty  reais  and fifty  centavos  (R$  205,410,905,230.50),  divided  into  thirteen  billion,  forty- four  million,  four  hundred  ninety-six  thousand,  nine  hundred  and thirty (13,044,496,930)   non-par   shares,   of  which   seven   billion,   four   hundred forty-two  million,  four  hundred  fifty-four  thousand,  one  hundred  and  forty- two  (7,442,454,142)  are  common  shares  and  five  billion,  six  hundred  two million,  forty-two  thousand,   seven   hundred   and   eighty-eight  (5,602,042,788)  are  preferred  shares;

(ii)       EST  is  a  closely-held  company,  with  a  fully  subscribed  and  paid  up  capital in   the   amount    of    eighty-seven    million,    three    hundred    eighty-seven thousand,  seven  hundred  sixteen  reais  and  ninety centavos (R$87,387,716.19),  divided  into eight  million,  seven  hundred  thirty-eight thousand,  seven  hundred  and seventy-one  (8,738,771)  non-par  registered common  shares.

(iii)       PETROBRAS  retains  all  the  shares  issued  by  EST,  representing  100%  of its  voting  and total  capital,  making  the  latter  a  wholly-owned  PETROBRAS subsidiary;

(iv)      The  PARTIES  intend  to  undertake  a  merger  operation  through  which  EST will  be  merged  into  PETROBRAS,  and the  former  will  be  legally  dissolved, with   PETROBRAS   succeeding   EST   in   all   its   rights   and   obligations, pursuant   to   Article   227   of   Law   6404   of   December   15,   1976   (“Law 6404/76 ”);

(v)       The merger  of  EST into PETROBRAS  will  simplify  the  latter’s  corporate structure  through  the  consolidation,  within  PETROBRAS,  of  the assets owned  by EST  located  in the  Rio  de  Janeiro  Petrochemical  Complex (“COMPERJ”),  with  a  consequent  reduction  in PETROBRAS’  management costs  and  the  rationalization  of  its  activities;

(vi)      The   merger    of    EST   will   not    entail    an    increase    in   the   capital    of PETROBRAS  and  will  not  impact  its  results,  nor  will  it entail  any impact  on investors,  since  EST  is  a  wholly-owned  PETROBRAS  subsidiary;

(vii)      The  merger  will  not  affect  the  price  of  PETROBRAS’  securities,  nor  will  it prevent   investors   from   buying,   selling   or   retaining   said   securities,   or exercising  any  rights  entitled  to  them  as  the  owners  of  said  securities;

(viii)     In  line  with  PETROBRAS’  Business  and  Management  Plan  for  2013-2017 (“Business  Plan”),  this  operation  favors  (a) the reallocation  of  investment funds;  (b) improved  integration  between  the activities  of  the petrochemical assets  owned  by  PETROBRAS  and  allocated  to EST,  and  constituting COMPERJ,  and  the  other  businesses  of  the  Petrobras  System,  within  the strategy  of  integrated  growth  by  2020,  and  (c)  the  continuing  restructuring and optimization  of  PETROBRAS’  petrochemical  portfolio.

(ix)      The  merger  of  EST  into  PETROBRAS  will  allow  more  flexibility  in  regard  to new investments  and  permit  the more  efficient  execution  of  PETROBRAS’ strategic  decisions,  therefore  benefiting  PETROBRAS’  corporate interests and shareholders;  and

(x)      The  merger  of  EST  into  PETROBRAS  is  subject  to approval  by the shareholders  of  PETROBRAS  and  EST;

The  PARTIES  agree  to  sign  this  Protocol  and  Justification  of  Merger  (“Protocol  and  Justification”),  in compliance  with  Articles  224,  225  and  227  of  Law  6404/76  and Instruction   319   of   December   3,   1999,   issued   by   the   Brazilian   Securities   and Exchange  Commission  – CVM  (“CVM  Instruction  319/99”),  under  the  following  terms and conditions:

CLAUSE  ONE  –  THE  PROPOSED  OPERATION  AND  ITS  JUSTIFICATION

1.1.    Proposed  Operation.  The  operation  consists  of  the merger  of  EST  into PETROBRAS,  with  the  full  transfer  of  EST’s  shareholders’  equity,  appraised  at  its book value,  to  PETROBRAS  (“Operation”  or  “Merger”).

1.1.1. As  a  result  of  the  Operation,  EST  will  be  legally  dissolved  and PETROBRAS  will  succeed  EST  in all  its  rights  and  obligations,  pursuant  to Article  227  of  Law  6404/76.

1.2.     The  appraisal  of  EST’s  shareholders’  equity,  for  the  purposes  of  the  respective entries   in   PETROBRAS’   accounts,   was   conducted   at   its   book   value   by   the specialized  company  APSIS  CONSULTORIA  E  AVALIAÇÕES  LTDA.,  nominated  in item  2.1.,  on the  Merger  Reference  Date  established  in  item  2.2.  of  this  Protocol  and Justification,  pursuant  to  the  criteria  for  preparing  financial  statements  envisaged  in Law 6404/76  and  CVM  Instruction  319/09.

1.3.     The   balances   of   EST’s   credit   and   debt   accounts   will   be   transferred   to  PETROBRAS’  books  following  the  necessary  adjustments.

1.4.     The  assets,  rights  and  obligations  making  up  EST’s  shareholders’  equity  to  be transferred  to  PETROBRAS  are  those  described  in  detail  in  the  appraisal  report,  at their  book  value.

1.5.     The  management  of  PETROBRAS  will  be  responsible  for  carrying  out  all  the acts  necessary  to  implement  the Merger,  and  will  bear  all  the  costs  and  expenses resulting  from  said  implementation.

1.6.     Justification   of   the   Operation.   The   Operation   will   simplify   the   corporate structure   of   PETROBRAS   through   the  consolidation,   within  PETROBRAS,   of   the assets  making  up  COMPERJ,  currently  allocated  to  EST,  in order  to  integrate  the petrochemical   assets   making   up   COMPERJ   with   the   other   businesses   of   the Petrobras   system,   under   the   strategy   of   integrated   growth   by  2020,  aiming   to continue  the  process  of  restructuring  and  optimizing  of  PETROBRAS’  petrochemical portfolio.  The  Operation  will  also  permit  a reduction  in  PETROBRAS’  management costs  and  the rationalization  of  its  activities,  and  will  simplify the reallocation  of investment  funds  under  the  Business  Plan.

1.7.     Given  that  PETROBRAS  retains  one  hundred  percent  (100%)  of  the shares representing  EST’s  capital  stock,  the  proposed  Merger  will  not  entail  any changes  in PETROBRAS’  capital,  since  PETROBRAS’  financial  statements  already  consolidate EST’s   accounts.

CLAUSE  TWO  –  APPRAISAL  OF EST’S  SHAREHOLDERS’  EQUITY  AND APPRAISAL  REFERENCE-DATE

2.1.   The  nomination  and  appointment  of  the specialized  company  APSIS CONSULTORIA  E  AVALIAÇÕES  LTDA.,  headquartered  at  Rua  da  Assembleia  nº  35,  12º  andar,  in the  city  and  state  of  Rio  de  Janeiro  and  inscribed  in the  roll  of corporate  taxpayers  (CNPJ)  under  no.  08.681.365/0001-30,  as  the company responsible  for  preparing  the  appraisal  report  on EST’s  shareholders’  equity  to  be transferred  to  PETROBRAS  (“Appraisal  Report”),  will  be  ratified  by  a  resolution  of  a PETROBRAS  Extraordinary  Shareholders’  Meeting,  pursuant  to  Article  227  of  Law  6404/76.

2.2.     APSIS  CONSULTORIA  E  AVALIAÇÕES  LTDA.  is  a  company  specializing  in appraisals,  having  proceeded,  by request  of  the  management  of  the  PARTIES,  (i)  to appraise   EST’s  shareholders’   equity,  at  its  book  value,  based  on  EST’s  balance sheet  on March  31,  2013  (“Merger  Reference  Date”),  thus  constituting  the  amount  of shareholders’   equity   to   be  transferred   to   PETROBRAS,   and   (ii)   to   prepare   the Appraisal    Report,    attached    hereto   as   Exhibit   I,   subject   to  the   approval    of PETROBRAS’  shareholders,  pursuant  to the  law.

CLAUSE  THREE  –  THE  TOTAL  AMOUNT  OF  SHAREHOLDERS’  EQUITY  TO  BE MERGED

3.1.     According  to  the  appraisal  and  the  resulting  Appraisal  Report,  the  amount  of EST’s  shareholders’  equity  to  be  transferred  to PETROBRAS  is  R$  87,309,966.47  as per Clause  Four  below.

3.2.     The   substitution   of   PETROBRAS’   investments   in   EST   by   the   assets   and liabilities  in  EST’s  balance  sheet  will  not  entail  any  changes  in PETROBRAS’ shareholders’  equity.

CLAUSE  FOUR  – SHAREHOLDERS’  EQUITY  VARIATIONS  UNTIL  THE  MERGER DATE

4.1.     Shareholders’  equity  variations  recorded  between  the  Merger  Reference  Date and  the   effective   Merger   date   will   remain   recorded   in  EST’s   books   and   will   be absorbed  by  PETROBRAS  and  transferred  to its  books,  in strict  adherence  to the amounts established  herein  for  the  implementation  of  the  Merger.

CLAUSE  FIVE  –  CANCELLATION  OF  EST’S  SHARES

5.1.     Since  EST  is  a  wholly-owned  PETROBRAS  subsidiary,  the  Merger  will  not result  in  the  cancellation  or  issue  of  new  PETROBRAS  shares,  nor  will  it  entail  any changes  in  the  value  of  its  capital  stock.  Therefore,  at  the  end  of  the  Merger,  the capital  stock  of  PETROBRAS  will  remain  unchanged  at  two  hundred  five billion,  four hundred  ten  million,  nine  hundred  and  five  thousand,  two  hundred  thirty reais  and fifty centavos  (R$ 205,410,905,230.50),  divided  into  thirteen  billion,  forty-four  million,  four hundred   ninety-six   thousand,   nine   hundred   and   thirty   (13,044,496,930)   non-par shares,  of  which  seven  billion,  four  hundred  forty-two  million,  four  hundred  fifty-four thousand,  one  hundred  and  forty-two  (7,442,454,142)  are  common  shares  and  five billion,  six  hundred  two  million,  forty-two  thousand,  seven  hundred  and  eighty-eight (5,602,042,788)  are  preferred  shares.  Consequently,  PETROBRAS’  Bylaws  will  not be amended.

5.2.     As  a  result  of  the  Merger,  all  shares  issued  by  EST  will  be  cancelled,  based  on  Article  226,  paragraph  1  of  Law  6404/76.

5.3.     As  a  result  of  the  Merger,  EST  will  be  legally  dissolved,  its  legal  existence through  the  filing  of  its  Articles  of  Incorporation  with  the  Registry  of  Commerce  will cease,  and  it  will  be  succeeded  in  all  its  rights  and  obligations  by  PETROBRAS.

CLAUSE  SIX  –  ACKNOWLEDGEMENT  BY  THE  BOARDS  OF  DIRECTORS  AND FISCAL  COUNCILS  AND  APPROVAL  BY THE  SHAREHOLDERS’  MEETINGS  OF PETROBRAS  AND  EST

6.1.     Boards  of  Directors  and  Fiscal  Councils.  In  compliance  with  Article  163,  item III,  of  Law  6404/76,  the  respective  Fiscal  Councils  of  PETROBRAS  and  EST  will issue  their  opinion  on the Operation,  and  the  respective  Boards  of  Directors  of PETROBRAS    and    EST    will    also   acknowledge    the    Operation    and   call    the Extraordinary  Shareholders’  Meetings  to  resolve  on  the  Operation.

6.2.     Extraordinary   Shareholders’   Meetings.   To   implement   the   Operation,   the respective  Extraordinary  Shareholders'  Meetings  of  PETROBRAS  and EST will be called,  pursuant  to  the  terms  and  other  procedures  established  by  the  law.

CLAUSE  SEVEN  –  GENERAL  PROVISIONS

7.1.     Since  EST  is  a  wholly  owned  PETROBRAS  subsidiary,  the  provisions  related to (i)  the  exchange  ratio;  (ii)  the  reimbursement  of  EST’s  shareholders;  and  (iii)  the need to  prepare  an  appraisal  report  of  EST  at  market  prices  (Article  264  of  Law  6404/76)  will  not  apply.

7.2.     Documents  Available  to Shareholders.  In  compliance  with  Article  3  of  CVM Instruction    319/99,   all   documents    mentioned    herein    will   be   available   to   the shareholders  of  PETROBRAS  as  from  this  date  and may  be  consulted  at  its headquarters  and  on  its  website  (www.petrobras.com),  and  on  the  websites  of  the CVM  and  the  BM&FBOVESPA  -  Securities,  Commodities  and  Futures  Exchange.

IN WITNESS  WHEREOF,  the  parties  execute  this  Protocol  and  Justification  in  two (2)  counterparts  of  identical  content  and  form  and  for a same  purpose,  before  the  two undersigned  witnesses.

Rio  de  Janeiro,  June  3,   2013.

PETRÓLEO  BRASILEIRO  S.A.  -  PETROBRAS

Patrick  Horbach  Fairon

Executive  Manager  of  Abastecimento-Petroquímica

COMPERJ  ESTIRÊNICOS  S.A.

Sergio Martins Bezerra	Laerte Rocha Pires
Executive Officer	Executive Officer

Witnesses:

Fernando Luiz Affonso	João Eduardo de S. Freixinho
RG: 04466901-8 IFP/RJ	RG: 118934207 IFP/RJ
CPF: 620.488.727-00	CPF: 074.564.427-97

Appendix I: Valuation Report

Apsis
A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Valuation Report

RJ-0162/13-04

COMPERJ ESTIRÊNICOS S.A.

An independent member of
Morison International

REPORT: RJ-0162/13-04

BASE DATE: March 31, 2012.

APPLICANT: **PETRÓLEO BRASILEIRO S.A PETROBRAS,** a company with its head office located at Av. República do Chile, nº 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 33.000.167/0001-01, hereinafter referred to as **PETROBRAS.**

OBJECT: **COMPERJ ESTIRÊNICOS S.A.,** a company with its head office located at Av. República do Chile, nº 65, 20º andar (parte), Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 10.686.006/0001-18, hereinafter referred to as **COMPERJ ESTIRÊNICOS.**

PURPOSE: To assess the book Net Equity value of **COMPERJ ESTIRÊNICOS** for the purpose of its merger with and into **PETROBRAS** pursuant to articles no. 226 and 227 of Law no. 6,404/76 (Corporate Law).

Report RJ-0162/13-04 1

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TABLE OF CONTENTS

1. INTRODUCTION ---------- 3
2. PRINCIPLES AND QUALIFICATIONS ---------- 4
3. LIABILITY LIMITS ---------- 5
4. APPRAISAL METHODOLOGY ---------- 6
5. COMPERJ ESTIRÊNICOS' NET EQUITY APPRAISAL ---------- 7
6. CONCLUSION ---------- 8
7. LIST OF ATTACHMENTS ---------- 9

Report RJ-0162/13-04 2

1. INTRODUCTION

A APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with its head office located at Rua da Assembleia, nº 35, 12º andar, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 08.681.365/0001-30, was appointed by PETROBRÁS was appointed to assess the book Net Equity value of COMPERJ ESTIRÊNICOS for the purpose of its merger with and into PETROBRÁS, pursuant to articles 226 and 227 of Law No. 6,404/76 (Corporate Law).

In preparing this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information, which include, among others, the following:

- Balance Sheet of COMPERJ ESTIRÊNICOS, as of March 31, 2012.

APSIS has recently performed appraisals for publicly-held companies, for various purposes, of the following companies:

- AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
- BANCO PACTUAL S/A
- CIMENTO MAUÁ S/A
- ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.
- GEODEX COMMUNICATIONS DO BRASIL S/A
- GERDAU S/A
- HOTÉIS OTHON S/A
- L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A
- LIGHT SERVIÇOS DE ELETRICIDADE S/A
- LOJAS AMERICANAS S/A
- REPSOL YPF BRASIL S/A
- TAM TRANSPORTES AÉREOS MERIDIONAL S/A
- WAL PETROLEO S/A

The APSIS team in charge of preparing this report comprises the following professionals:

- AMILCAR DE CASTRO
  Commercial director
  Bachelor of Laws
- ANA CRISTINA FRANÇA DE SOUZA
  Managing partner
  Civil engineer, post-graduated in Accounting Sciences (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Operational director
- ERIVALDO ALVES DOS SANTOS FILHO
  Accountant (CRC/RJ 100990/O-1)
- LUCILIA NICOLINI
  Accountant (CRC/SP 107.639/O-6)
- LUIZ PAULO CESAR SILVEIRA
  Superintendent director
  Mechanical Engineer, MSc in Business Management (CREA/RJ 1989100165)
- MARCIA APARECIDA DE LUCCA CALMON
  Technical director (CRC 1SP143169-O4)
- RENATA POZZATO CARNEIRO MONTEIRO
  Superintendent director
- RICARDO DUARTE CARNEIRO MONTEIRO
  Managing partner
  Civil Engineer, post-graduated in Economic Engineering (CREA/RJ 1975102453)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

Report RJ-0162/13-04 3

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2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be carefully read.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- In this Report, one assumes that the information received from third parties is correct, and the sources thereof are comprised and mentioned in said Report.
- For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, when existent, which might affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability with regards to the matter of Appraisal, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the recommendations and criteria prescribed by the Associação Brasileira de Normas Técnicas (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards Council (IVSC), in addition to the requirements imposed by different agencies, such as: Comitê de Pronunciamentos Contábeis (CPC), Ministry of Treasury, Banco Central, Banco do Brasil, Comissão de Valores Mobiliários (CVM), Superintendência de Seguros Privados (SUSEP), Regulamento do Imposto de Renda (RIR), Comitê Brasileiro de Avaliadores de Negócios (CBAN) etc.
- The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

Report RJ-0162/13-04 4

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3. LIABILITY LIMITS

- To prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true and consistent, and does not have any liability with respect to their reliability.
- The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors. Thus, APSIS is not giving an opinion about the Applicant's financial statements.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work was developed to be used by the Applicant, its partners and other companies involved in the project, aiming at the previously described purpose.

Report RJ-0162/13-04 5

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4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting documents, designed to ascertain whether bookkeeping was accurately conducted and was in compliance with the legal, regulatory, normative and statutory provisions which govern the matter, within the scope of "Accounting Principles Used in Brazil".

We examined the balance sheet of COMPERJ ESTIRÊNICOS, as well as all other documents required for the preparation of this report, which was prepared on the basis of COMPERJ ESTIRÊNICOS' balance sheet for the period ended March 31, 2012 (Attachment 1).

It was ascertained that the assets and liabilities of COMPERJ ESTIRÊNICOS have been duly accounted for.

Report RJ-0162/13-04 6

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5. COMPERJ ESTIRÊNICOS' NET EQUITY APPRAISAL

We examined the account books of COMPERJ ESTIRÊNICOS, as well as all other documents required for the preparation of this report.

The experts have ascertained that the book Net Equity value of COMPERJ ESTIRÊNICOS, for the purpose of its merger with and into PETROBRÁS, is R$ 87,309,966.47 (eighty-seven million, three hundred and nine thousand, nine hundred and sixty-six *reais* and forty-seven cents), as of March 31, 2012 as shown in the following table:

COMPERJ ESTIRÊNICOS S.A.	ACCOUNTING STATEMENT
BALANCE SHEET - IN REAIS	BALANCE AS OF 03/31/2013
CURRENT ASSETS	897,564.65
NON-CURRENT ASSETS	86,481,504.87
LONG-TERM ASSETS	6,929,972.15
INVESTMENTS	-
FIXED ASSETS	79,551,532.72
INTANGIBLES	-
TOTAL ASSETS	87,379,069.52
CURRENT LIABILITIES	69,103.05
NON-CURRENT LIABILITIES	-
LONG-TERM LIABILITIES	-
NET EQUITY	87,309,966.47
TOTAL LIABILITIES	87,379,069.52

Report RJ-0162/13-04 7

Apsis

6. CONCLUSION

In the light of examinations carried out in the previously mentioned documents and on the basis of APSIS' analyses, the experts have concluded that the book Net Equity value of **COMPERJ ESTIRÊNICOS**, for the purpose of its merger with and into **PETROBRAS**, is **R$ 87,309,966.47** (eighty-seven million, three hundred and nine thousand, nine hundred and sixty-six *reais* and forty-seven cents), as of March 31, 2012.

Having concluded Report **RJ-0162/13-04**, which consists of 09 (nine) pages typed on one side and 02 (two) attachments, APSIS Consultoria e Avaliações Ltda., CRC/RJ-005112/O-9, a company specializing in the appraisal of assets, legally represented by the signatories below, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, May 14, 2013.

ANTONIO LUIZ FEIJO NICOLAU:28156676734

Assinado de forma digital por ANTONIO LUIZ FEIJO NICOLAU:28156676734
DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ANTONIO LUIZ FEIJO NICOLAU:28156676734
Dados: 2013.05.21 17:41:27 -03'00'

Director

ERIVALDO ALVES DOS SANTOS FILHO:07862185765

Assinado de forma digital por ERIVALDO ALVES DOS SANTOS FILHO:07862185765
DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ERIVALDO ALVES DOS SANTOS FILHO:07862185765
Dados: 2013.05.21 18:01:35 -03'00'

Accountant (CRC/RJ 100990/O-1)

Report RJ-0162/13-04 8

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7. LIST OF ATTACHMENTS

1. SUPPORTING DOCUMENTS
2. GLOSSARY AND APSIS' PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º andar
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 42
Consolação, CEP 01227-200
Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

Report RJ-0162/13-04 9

COMPERJ ESTIRÊNICOS S.A.

Nº conta do grupo	Nº conta	Texto item balanço/cál.L&P	mar/13
		ATIVO	
		CIRCULANTE	
		Disponibilidades	
		Bancos	
1101200000	1101200258	1101200258 BB AG 3180-1 C 20001-8 - MOV COBR E PGTO	1.565,02
1101200000	1101210258	1101210258 BB AG 3180-1 C 20001-8 - RECONC. EXTRATO	805.070,98
1101200000	1101230258	1101230258 BB AG 3180-1 C 20001-8 - RECONC. SAÍDAS	-805.070,98
		Total Bancos	1.565,02
		Aplicações financeiras	
1101300000	1101300001	1101300001 APLICAÇÕES FINANCEIRAS PAÍS	0
1101300000	1101300004	1101300004 APLICAÇÕES FINANCEIRAS- FUNDO FIC-FI SBB	805.130,06
1101300000	1101301017	1101301017 APLICAÇÕES FINANCEIRAS FIDC	0,39
		Total Aplicações financeiras	805.130,45
		Total Disponibilidades	806.695,47
		Contas a receber	
		Clientes	
1103100000	1103100001	1103100001 CLIENTES - PAÍS	-56,42
1103100000	1103100002	1103100002 CLIENTES - EXTERIOR	8.395,55
1103100000	1103109002	1103109002 CLIENTES - EXTERIOR - AJUSTE VARIAÇÃO CAMBIAL	-74,81
		Total Clientes	8.264,32
		Outras contas a receber	
		Outros valores	
1103490000	1103491001	1103491001 DEVEDORES DIVERSOS - PAIS	4.026,18
1103490000	1103491022	1103491022 DEVEDORES DIVERSOS A PROCESSAR EXTERIOR	7.327,97
		Total Outros valores	11.354,15
		Total Outras contas a receber	11.354,15
		Total Contas a receber	19.618,47
		Impostos a recuperar	
		IR a recuperar	
1107300000	1107300001	1107300001 IR A RECUPERAR	67.430,46
1107300000	1107300002	1107300002 IR S/APLIC.FINANCEIRA	2.718,69
		Total IR a recuperar	70.149,15
		Contribuição Social a recuperar	
1107600000	1107600001	1107600001 CSLL-CONTR SOCIAL S/LUCRO LEI 8981 A RECUPERAR	1.101,56

Nº conta do grupo	Nº conta	Texto item balanço/cál.L&P	mar/13
		Total Contribuição Social a recuperar	1.101,56
		Total Impostos a recuperar	71.250,71
		Outros ativos circulantes	
		Contas extra-patrimoniais	
1119999991	1900000007	1900000007 CONTRAPARTIDA VALOR ATIVOS OUTRAS ÁREAS AVALIAÇÃO	-25.282,53
1119999991	1900009099	1900009099 TRANSF ATIVOS RESIDUAIS MIGRAÇÃO	25.282,53
		Total Contas extra-patrimoniais	0
		Total Outros ativos circulantes	0
		TOTAL CIRCULANTE	897.564,65
		NÃO CIRCULANTE	
		Realizável a longo prazo	
		Impostos a recuperar a longo prazo	
1214000004	1214000004	1214000004 PIS/PASEP DIFERIDO LP	1.228.909,12
1214000004	1214000005	1214000005 COFINS DIFERIDO LP	5.660.429,89
		Total Impostos a recuperar a longo prazo	6.889.339,01
		Impostos e contrib. sociais diferido	
1210000001	1210000001	1210000001 IMPOSTO RENDA DIFERIDO ATIVO ADIÇÃO TEMPORÁRIA LP	29.877,31
1210000003	1210000003	1210000003 CONTRIB SOCIAL DIFERIDA ATIVA ADIÇÃO TEMPORÁRIA LP	10.755,83
		Total Impostos e contrib. sociais diferido	40.633,14
		Total Realizado a longo prazo	6.929.972,15
		Imobilizado	
		Projetos de expansão	
1302410000	1302401001	1302401001 OBRAS EM ANDAMENTO	86.440.871,73
1302400001	1302401003	1302401003 OBRAS EM ANDAMENTO - LIQUIDAÇÕES TEMPORÁRIAS	-6.889.339,01
		Total Projetos de expansão	79.551.532,72
		Total Imobilizado	79.551.532,72
		TOTAL NÃO CIRCULANTE	86.481.504,87
		TOTAL DO ATIVO	87.379.069,52
		PASSIVO E PATRIMÔNIO LÍQUIDO	
		CIRCULANTE	
		Fornecedores	
		Fornecedores - terceiros	
2101100000	2101100001	2101100001 FORNECEDORES - PAIS	-12.095,82
2101100000	2101100014	2101100014 RECLASSIFICAÇÃO EM/EF - FORNECEDORES	-43.108,91
2101900000	2101900005	2101900005 PROVISÃO PARA REAJUSTE DE CONTRATOS DE SERVIÇOS	-1.169,16
2101900000	2101900017	2101900017 TRANSITÓRIA EM/EF SERVIÇOS	-43.108,91
2101900000	2101900021	2101900021 CORRETORA TRANSITÓRIA EM/EF	43.108,91

Nº conta do grupo	Nº conta	Texto item balanço/cál.L&P	mar/13
		Total Fornecedores - terceiros	-56.373,89
		Total Fornecedores	-56.373,89
		Impostos e contrib.sociais a recolher	
		Tributos sobre a renda	
		Imposto de Renda e Contrib.Social Correntes	
2105300000	1107300005	1107300005 IRPJ S/ LUCRO DO EXERCÍCIO - ANTECIPAÇÕES	1.054,77
2105400000	1107600004	1107600004 CSLL-CONTR SOCIAL S/LUCRO LEI 8981 ANTECIPAÇÕES	632,86
2105300000	2105300006	2105300006 IMPOSTO DE RENDA CORRENTE - IRPJ	-1.054,77
2105400000	2105400001	2105400001 CONTRIB. SOCIAL LEI 7689/88	-632,86
		Total I.R. e Contrib. Social Correntes	0
		Total Tributos sobre a renda	0
		Outros tributos	
		PASEP	
2105500000	2105500004	2105500004 PIS/PASEP A RECOLHER SOBRE IMPORTAÇÕES	-6,34
		Total PASEP	-6,34
		Outros impostos e taxas	
2105900003	2105900003	2105900003 IMPOSTO SOBRE SERVIÇOS A RECOLHER	0
2105900000	2105900008	2105900008 IMPOSTOS FEDERAIS RETIDOS DE FORNEC LEI 10.833/03	-70,21
2105900003	2105900011	2105900011 IMPOSTO SOBRE SERVIÇOS RETIDO NA FONTE	-4.293,86
2105900003	2105900027	2105900027 ISS SERVIÇOS CONTRATADOS NO EXTERIOR	-35,53
		Total Outros impostos e taxas	-4.399,60
		Total Outros tributos	-4.405,94
		Total Impostos e contrib.sociais a recolher	-4.405,94
		Adiantamento de clientes	
2110100001	2110100002	2110100002 ADIANTAMENTOS DE TERCEIROS - EXTERIOR	-8.395,55
2110100001	2110109002	2110109002 ADIANTAM E CREDITOS TERC EXTERIOR AJUSTE VAR CAMB	72,33
		Total Adiantamento de clientes	-8.323,22
		TOTAL CIRCULANTE	-69.103,05
		NÃO CIRCULANTE	
		PATRIMÔNIO LÍQUIDO	
		Capital realizado	
		Capital social	
2501100001	2501100001	2501100001 AÇÕES ORDINÁRIAS	-87.387.716,19
		Total Capital social	-87.387.716,19
		Total Capital realizado	-87.387.716,19
		Lucros ou prejuízos acumulados	
		Lucros ou prejuízos acumulados

Glossário

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

1

Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

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Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

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Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension

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funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company's operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property's remaining life.

Replacement Cost - a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

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Reproduction Cost Less Depreciation - a property's reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset - estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample - set of market data representative of a population.

Scrap Value - market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area - resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area - real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation - act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

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Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company´s needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investiment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - IMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS
IOCHPE MAXION
JBS
KRAFT FOODS
L'ORÉAL
LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LORINVEST (LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Rio de Janeiro

Rua da Assembleia, 35 - 12º andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

An independent member of
Morison International

Fiscal Council OPINION

The Fiscal Council of Comperj Meg S.A. (“MEG”), in the exercise of its legal and statutory duties, in a meeting held today, has considered the decision of the Board of Directors of the Company, taken in Meeting No. 33, of June 17, 2013, with the purpose of submitting for deliberation of the Extraordinary General Meeting - EGM a motion for the incorporation of MEG into Petroleo Brasileiro S.A. ("Petrobras").

Based on (i) the content of the documents that were sent to this Fiscal Council, (ii) the conditions of incorporation presented in the Protocol and Justification of merger signed on June 03, 2013, and (iii) the Valuation Report Equity book prepared by Apsis Consultoria e Avaliações Ltda., position as of March 31, 2013, the Fiscal Council favors the approval of the merger of MEG by PETROBRAS, to be submitted to the Extraordinary General Meeting – EGM of MEG.

Rio de Janeiro, June 24, 2013.

Amós da Silva Cancio
Director

Gilvan da Silva Dantas
Director

Maria Roma de Freitas
Director

PROTOCOL  AND  JUSTIFICATION  OF  THE  MERGER  OF  COMPERJ  MEG  S.A.

INTO  PETRÓLEO  BRASILEIRO  S.A.  -  PETROBRAS

Entered  into  by

I.      PETRÓLEO   BRASILEIRO   S.A.  -  PETROBRAS,   a  mixed-capital   joint  stock corporation  headquartered  at Avenida  República  do  Chile,  nº  65,  Centro,  in the city and state  of  Rio  de  Janeiro,  inscribed  in the  roll  of  corporate  taxpayers (CNPJ/MF)    under    no.    33.000.167/0001-01,    hereinafter    referred    to    as  “PETROBRAS ”; and

II.     COMPERJ  MEG  S.A.,  a  corporation  headquartered  at  Avenida  República  do Chile,  nº 65,  20º  andar,  Parte,  Centro,  in  the  city  and state  of  Rio  de  Janeiro, inscribed    in    the    roll    of    corporate    taxpayers    (CNPJ/MF)    under    no.  10.693.983/0001-42,  herein  represented  by  its  duly  authorized  representative,  hereinafter  referred  to  as  “MEG”  or  “Merged  Company”;

PETROBRAS  and  MEG  are  hereinafter  referred  to,  jointly,  as  “PARTIES”,  and  each  of them,  separately,  as  “PARTY”;

Whereas:

(i)        PETROBRAS  is  mixed-capital  joint-stock  company,  with  fully  subscribed and  paid  up  capital  in the  amount  of  two  hundred  five  billion,  four  hundred ten  million,  nine  hundred  and  five  thousand,  two  hundred  thirty reais  and fifty  centavos  (R$  205,410,905,230.50),  divided  into  thirteen  billion,  forty- four  million,  four  hundred  ninety-six  thousand,  nine hundred  and  thirty (13,044,496,930)   non-par  shares,  of  which  seven  billion,  four  hundred forty-two  million,  four  hundred  fifty-four  thousand,  one  hundred  and forty- two  (7,442,454,142)  are  common  shares  and  five  billion,  six  hundred  two million,  forty-two  thousand,   seven   hundred   and   eighty-eight  (5,602,042,788)  are  preferred  shares;

(ii)       MEG  is   a  closely-held   company,   with   a  fully  subscribed   and   paid   up capital  in the  amount  of  seventy-six  million,  nine  hundred  sixty-four thousand,  five  reais  and  twenty-six  centavos  (R$76,964,005.26),  divided into seven  million,  six  hundred  ninety-six  thousand  and four  hundred (7,696,400)  non-par  registered  common  shares.

(iii)       PETROBRAS  retains  all  the  shares  issued  by  MEG,  representing  100% of  its voting  and  total  capital,  making  the  latter  a wholly-owned PETROBRAS  subsidiary;

(iv)      The   PARTIES   intend   to  undertake   a  merger   operation   through   which MEG  will  be merged  into  PETROBRAS,  and  the  former  will  be legally dissolved,  with  PETROBRAS  succeeding  MEG  in all its  rights  and obligations,  pursuant  to  Article  227  of  Law  6404  of  December  15,  1976 (“Law  6404/76”);

(v)       The  merger  of  MEG  into  PETROBRAS  will  simplify  the  latter’s  corporate structure  through  the  consolidation,  within  PETROBRAS,  of  the assets owned  by MEG located  in  the  Rio  de  Janeiro  Petrochemical  Complex (“COMPERJ”),   with   a  consequent   reduction   in   PETROBRAS’ management  costs  and  the  rationalization  of  its  activities;

(vi)      The   merger   of   MEG   will   not   entail   an   increase   in   the   capital   of PETROBRAS  and  will  not  impact  its  results,  nor  will  it  entail  any  impact on  investors,  since  MEG  is  a  wholly-owned  PETROBRAS  subsidiary;

(vii)      The  merger  will  not  affect  the  price  of  PETROBRAS’  securities,  nor  will  it prevent  investors  from  buying,  selling  or retaining  said securities,  or exercising  any  rights  entitled  to  them  as  the  owners  of  said  securities;

(viii)     In line  with  PETROBRAS’  Business  and Management  Plan  for  2013-2017 (“Business  Plan”),  this  operation  favors  (a)  the  reallocation  of investment funds;  (b)  improved  integration  between  the activities  of  the  petrochemical assets  owned  by  PETROBRAS  and  allocated  to MEG,  and  constituting COMPERJ,  and  the other  businesses  of  the  PETROBRAS  System,  within the  strategy  of  integrated  growth  by  2020,  and  (c)  the continuing restructuring  and  optimization  of  PETROBRAS’  petrochemical  portfolio.

(ix)      The  merger  of  MEG  into  PETROBRAS  will  allow  more  flexibility  in  regard to   new investments  and permit  the  more  efficient  execution  of PETROBRAS’  strategic  decisions,  therefore  benefiting PETROBRAS’ corporate  interests  and  shareholders;  and

(x)      The  merger  of  MEG  into  PETROBRAS  is subject  to  approval  by  the shareholders  of  PETROBRAS  and  MEG;

The  PARTIES  agree  to sign this  Protocol  and Justification  of  Merger  (“Protocol  and  Justification”),  in  compliance  with  Articles  224,  225  and  227  of  Law 6404/76 and Instruction   319   of   December   3,   1999,   issued   by   the   Brazilian   Securities   and Exchange   Commission   –  CVM   (“CVM   Instruction   319/99”),   under   the  following terms  and  conditions:

CLAUSE  ONE  –  THE  PROPOSED  OPERATION  AND  ITS  JUSTIFICATION

1.1.    Proposed  Operation.  The  operation  consists  of  the merger  of  MEG  into PETROBRAS,  with  the  full  transfer  of  MEG’s  shareholders’  equity,  appraised  at  its book  value,  to  PETROBRAS  (“Operation”  or  “Merger”).

1.1.1. As a  result  of  the  Operation,  MEG  will  be  legally  dissolved  and PETROBRAS  will  succeed  MEG  in  all  its  rights  and  obligations,  pursuant  to Article  227  of  Law  6404/76.

1.2.     The   appraisal   of   MEG’s   shareholders’   equity,   for   the   purposes   of   the respective  entries  in  PETROBRAS’  accounts,  was  conducted  at  its  book  value  by the  specialized   company  APSIS   CONSULTORIA   E  AVALIAÇÕES   LTDA., nominated  in  item  2.1.,  on  the  Merger  Reference  Date  established  in  item  2.2.  of this  Protocol  and  Justification,  pursuant  to the  criteria  for  preparing  financial statements  envisaged  in  Law  6404/76  and  CVM  Instruction  319/09.

1.3.     The   balances   of   MEG’s   credit   and   debt   accounts   will   be   transferred   to  PETROBRAS’  books  following  the  necessary  adjustments.

1.4.     The  assets,  rights  and  obligations  making  up  MEG’s  shareholders’  equity  to be  transferred  to  PETROBRAS  are  those  described  in  detail  in  the  appraisal  report, at  their  book  value.

1.5.     The  management  of  PETROBRAS  will  be  responsible  for  carrying  out  all  the acts  necessary  to  implement  the  Merger,  and  will  bear  all  the  costs  and  expenses resulting  from  said  implementation.

1.6.     Justification   of   the   Operation.   The   Operation   will   simplify   the   corporate structure  of  PETROBRAS  through  the  consolidation,  within  PETROBRAS,  of the assets  making  up  COMPERJ,  currently  allocated  to  MEG,  in  order  to  integrate  the petrochemical  assets  making  up COMPERJ  with  the  other  businesses  of  the PETROBRAS  system,  under  the strategy  of  integrated  growth  by  2020,  aiming  to continue  the  process  of  restructuring  and optimizing  of  PETROBRAS’  petrochemical portfolio.  The  Operation  will  also  permit  a  reduction  in  PETROBRAS’  management costs  and  the rationalization  of  its  activities,  and  will  simplify  the  reallocation  of investment  funds  under  the  Business  Plan.

1.7.     Given  that  PETROBRAS  retains  one  hundred  percent  (100%)  of  the  shares representing  MEG’s  capital  stock,  the  proposed  Merger  will  not  entail  any  changes in  PETROBRAS’   capital,  since  PETROBRAS’  financial  statements  already consolidate  MEG’s   accounts.

CLAUSE  TWO  –  APPRAISAL  OF MEG’S  SHAREHOLDERS’  EQUITY  AND APPRAISAL  REFERENCE-DATE

2.1.   The  nomination  and  appointment  of  the specialized  company  APSIS CONSULTORIA  E  AVALIAÇÕES  LTDA.,  headquartered  at  Rua  da  Assembleia  nº  35,  12º  andar,  in  the  city  and  state  of  Rio  de  Janeiro  and  inscribed  in the  roll  of corporate  taxpayers  (CNPJ)  under  no.  08.681.365/0001-30,  as  the company responsible  for  preparing  the  appraisal  report  on  MEG’s  shareholders’  equity  to  be transferred  to  PETROBRAS  (“Appraisal  Report”),  will  be  ratified  by  a resolution  of  a PETROBRAS  Extraordinary  Shareholders’  Meeting,  pursuant  to  Article  227  of  Law  6404/76.

2.2.     APSIS  CONSULTORIA  E  AVALIAÇÕES  LTDA.  is  a  company  specializing  in appraisals,  having  proceeded,  by  request  of  the management  of  the  PARTIES,  (i)  to appraise  MEG’s  shareholders’  equity,  at  its  book  value,  based  on  MEG’s  balance sheet  on  march  31,  2013  (“Merger  Reference  Date”),  thus  constituting  the  amount of  shareholders’  equity  to  be transferred  to  PETROBRAS,  and  (ii)  to  prepare  the Appraisal  Report,  attached  hereto  as Exhibit  I, subject  to  the  approval  of PETROBRAS’  shareholders,  pursuant  to  the  law.

CLAUSE  THREE  –  THE  TOTAL  AMOUNT  OF  SHAREHOLDERS’  EQUITY  TO BE MERGED

3.1.     According  to  the  appraisal  and  the  resulting  Appraisal  Report,  the  amount  of MEG’s  shareholders’  equity to be  transferred  to PETROBRAS  is  R$  76.880.514,68  , as  per  Clause  Four  below.

3.2.     The  substitution  of  PETROBRAS’  investments  in  MEG  by the  assets  and liabilities  in  MEG’s  balance  sheet  will  not  entail  any changes  in PETROBRAS’ shareholders’  equity.

CLAUSE    FOUR    –    SHAREHOLDERS’    EQUITY    VARIATIONS    UNTIL    THE MERGER  DATE

4.1.     Shareholders’   equity   variations   recorded   between   the   Merger   Reference Date  and  the  effective  Merger  date  will  remain  recorded  in MEG’s  books  and  will  be absorbed  by  PETROBRAS  and  transferred  to  its  books,  in  strict  adherence  to  the amounts  established  herein  for  the  implementation  of  the  Merger.

CLAUSE  FIVE  –  CANCELLATION  OF  MEG’S  SHARES

5.1.     Since  MEG  is  a  wholly-owned  PETROBRAS  subsidiary,  the  Merger  will  not result  in the cancellation  or  issue  of  new  PETROBRAS  shares,  nor  will  it  entail  any changes  in  the  value  of  its  capital  stock.  Therefore,  at  the  end  of  the  Merger,  the capital  stock  of PETROBRAS  will  remain  unchanged  at two  hundred  five billion,  four hundred  ten  million,  nine  hundred  and  five  thousand,  two  hundred  thirty  reais  and fifty   centavos   (R$   205,410,905,230.50),   divided   into   thirteen   billion,   forty-four million,  four  hundred  ninety-six  thousand,  nine  hundred  and thirty  (13,044,496,930) non-par  shares,  of  which seven billion,  four hundred  forty-two  million,  four hundred fifty-four  thousand,  one  hundred  and  forty-two  (7,442,454,142)  are  common  shares and  five  billion,  six  hundred  two  million,  forty-two  thousand,  seven  hundred  and eighty-eight  (5,602,042,788)  are preferred  shares.  Consequently,  PETROBRAS’ Bylaws  will  not  be  amended.

5.2.     As  a  result  of  the  Merger,  all  shares  issued  by  MEG  will  be  cancelled,  based on  Article  226,  paragraph  1  of  Law  6404/76.

5.3.     As  a  result  of  the  Merger,  MEG  will  be  legally  dissolved,  its  legal  existence through  the  filing  of  its  Articles  of  Incorporation  with  the  Registry  of  Commerce  will cease,  and  it  will  be  succeeded  in  all  its  rights  and  obligations  by  PETROBRAS.

CLAUSE  SIX  – ACKNOWLEDGEMENT  BY  THE  BOARDS  OF  DIRECTORS  AND FISCAL  COUNCILS  AND  APPROVAL  BY  THE  SHAREHOLDERS’   MEETINGS OF  PETROBRAS  AND  MEG

6.1.     Boards  of  Directors  and  Fiscal  Councils.  In  compliance  with  Article  163,  item III, of  Law  6404/76,  the  respective  Fiscal  Councils  of  PETROBRAS  and  MEG  will issue  their opinion  on  the Operation,  and  the respective  Boards  of  Directors  of PETROBRAS  and  MEG  will  also  acknowledge  the  Operation  and call  the Extraordinary  Shareholders’  Meetings  to  resolve  on  the  Operation.

6.2.    Extraordinary  Shareholders’  Meetings.  To implement  the  Operation,  the respective  Extraordinary  Shareholders'  Meetings  of  PETROBRAS  and  MEG  will be called,  pursuant  to  the  terms  and  other  procedures  established  by  the  law.

CLAUSE  SEVEN  –  GENERAL  PROVISIONS

7.1.     Since   MEG   is   a   wholly   owned   PETROBRAS   subsidiary,   the   provisions related  to  (i)  the  exchange  ratio;  (ii)  the reimbursement  of  MEG’s  shareholders;  and (iii) the need  to  prepare  an  appraisal  report  of  MEG  at market  prices  (Article  264  of Law  6404/76)  will  not  apply.

7.2.     Documents  Available  to  Shareholders.  In  compliance  with  Article  3  of  CVM Instruction  319/99,  all  documents  mentioned  herein  will  be  available  to the shareholders  of  PETROBRAS  as  from  this  date  and  may be  consulted  at  its headquarters  and  on  its  website  (www.petrobras.com),  and  on  the  websites  of  the CVM  and  the  BM&FBOVESPA  -  Securities,  Commodities  and  Futures  Exchange.

IN WITNESS  WHEREOF,  the  parties  execute  this  Protocol  and  Justification  in  two (2)  counterparts  of  identical  content  and  form  and  for  a  same  purpose,  before  the two  undersigned  witnesses.

Rio  de  Janeiro,  June  3,  2012.

PETRÓLEO  BRASILEIRO  S.A.  -  PETROBRAS

Patrick  Horbach  Fairon

Executive  Manager  of   Abastecimento-Petroquímica

COMPERJ  MEG  S.A.

Sergio Martins Bezerra	Laerte Rocha Pires
Executive Officer	Executive Officer

Witnesses:

Fernando Luiz Affonso	João Eduardo de S. Freixinho
RG: 04466901-8 IFP/RJ	RG: 118934207 IFP/RJ
CPF: 620.488.727-00	CPF: 074.564.427-97

Appendix I: Valuation Report

Apsis
A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Valuation Report

RJ-0162/13-02

COMPERJ MEG S.A.

An independent member of
Morison International

REPORT: RJ-0162/13-02

BASE DATE: March 31, 2013.

APPLICANT: **PETRÓLEO BRASILEIRO S.A PETROBRAS,** a company with its head office located at Av. República do Chile, nº 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 33.000.167/0001-01, hereinafter referred to as **PETROBRAS.**

OBJECT: **COMPERJ MEG S.A.,** a company with its head office located at Av. República do Chile, nº 65, 20º andar (parte), Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 10.693.983/0001-42, hereinafter referred to as **COMPERJ MEG.**

PURPOSE: To assess the book Net Equity value of **COMPERJ MEG** for the purpose of its merger with and into **PETROBRAS** pursuant to articles no. 226 and 227 of Law no. 6,404/76 (Corporate Law).

Report RJ-0162/13-02 1

Apsis

TABLE OF CONTENTS

1. INTRODUCTION ---- 3
2. PRINCIPLES AND QUALIFICATIONS ---- 4
3. LIABILITY LIMITS ---- 5
4. APPRAISAL METHODOLOGY ---- 6
5. COMPERJ MEG'S NET EQUITY APPRAISAL ---- 7
6. CONCLUSION ---- 8
7. LIST OF ATTACHMENTS ---- 9

Report RJ-0162/13-02 2

1. INTRODUCTION

A APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with its head office located at Rua da Assembleia, nº 35, 12º andar, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 08.681.365/0001-30, was appointed by PETROBRÁS was appointed to assess the book Net Equity value of COMPERJ MEG for the purpose of its merger with and into PETROBRÁS, pursuant to articles 226 and 227 of Law No. 6,404/76 (Corporate Law).

In preparing this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information, which include, among others, the following:

- Balance Sheet of COMPERJ MEG, as of March 31, 2013.

APSIS has recently performed appraisals for publicly-held companies, for various purposes, of the following companies:

- AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
- BANCO PACTUAL S/A
- CIMENTO MAUÁ S/A
- ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.
- GEODEX COMMUNICATIONS DO BRASIL S/A
- GERDAU S/A
- HOTÉIS OTHON S/A
- L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A
- LIGHT SERVIÇOS DE ELETRICIDADE S/A
- LOJAS AMERICANAS S/A
- REPSOL YPF BRASIL S/A
- TAM TRANSPORTES AÉREOS MERIDIONAL S/A
- WAL PETROLEO S/A

The APSIS team in charge of preparing this report comprises the following professionals:

- AMILCAR DE CASTRO
  Commercial director
  Bachelor of Laws
- ANA CRISTINA FRANÇA DE SOUZA
  Managing partner
  Civil engineer, post-graduated in Accounting Sciences (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Operational director
- ERIVALDO ALVES DOS SANTOS FILHO
  Accountant (CRC/RJ 100990/O-1)
- LUCILIA NICOLINI
  Accountant (CRC/SP 107.639/O-6)
- LUIZ PAULO CESAR SILVEIRA
  Superintendent director
  Mechanical Engineer, MSc in Business Management (CREA/RJ 1989100165)
- MARCIA APARECIDA DE LUCCA CALMON
  Technical director (CRC 1SP143169-O4)
- RENATA POZZATO CARNEIRO MONTEIRO
  Superintendent director
- RICARDO DUARTE CARNEIRO MONTEIRO
  Managing partner
  Civil Engineer, post-graduated in Economic Engineering (CREA/RJ 1975102453)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

Report RJ-0162/13-02 3

Apsis

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be carefully read.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- In this Report, one assumes that the information received from third parties is correct, and the sources thereof are comprised and mentioned in said Report.
- For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, when existent, which might affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability with regards to the matter of Appraisal, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the recommendations and criteria prescribed by the Associação Brasileira de Normas Técnicas (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards Council (IVSC), in addition to the requirements imposed by different agencies, such as: Comitê de Pronunciamentos Contábeis (CPC), Ministry of Treasury, Banco Central, Banco do Brasil, Comissão de Valores Mobiliários (CVM), Superintendência de Seguros Privados (SUSEP), Regulamento do Imposto de Renda (RIR), Comitê Brasileiro de Avaliadores de Negócios (CBAN) etc.
- The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

Report RJ-0162/13-02 4

Apsis

3. LIABILITY LIMITS

- To prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true and consistent, and does not have any liability with respect to their reliability.
- The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors. Thus, APSIS is not giving an opinion about the Applicant's financial statements.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work was developed to be used by the Applicant, its partners and other companies involved in the project, aiming at the previously described purpose.

Report RJ-0162/13-02 5

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting documents, designed to ascertain whether bookkeeping was accurately conducted and was in compliance with the legal, regulatory, normative and statutory provisions which govern the matter, within the scope of "Accounting Principles Used in Brazil".

We examined the balance sheet of COMPERJ MEG, as well as all other documents required for the preparation of this report, which was prepared on the basis of COMPERJ MEGs' balance sheet for the period ended March 31, 2013 (Attachment 1).

It was ascertained that the assets and liabilities of COMPERJ MEG have been duly accounted for.

Report RJ-0162/13-02 6

Apsis

5. COMPERJ MEG'S NET EQUITY APPRAISAL

We examined the account books of COMPERJ MEG, as well as all other documents required for the preparation of this report.

The experts have ascertained that the book net equity value of COMPERJ MEG, for the purpose of its merger with and into PETROBRÁS, is R$ 76,880,514.68 (seventy-six million, eight hundred and eighty thousand, five hundred and fourteen *reais* and sixty-eight cents), as of March 31, 2013 as shown in the following table:

COMPERJ MEG S.A.	ACCOUNTING STATEMENT
BALANCE SHEET - IN REAIS	BALANCE AS OF 03/31/2013
CURRENT ASSETS	826,950.40
NON-CURRENT ASSETS	76,126,675.38
LONG-TERM ASSETS	6,194,085.70
INVESTMENTS	-
FIXED ASSETS	69.932.589.68
INTANGIBLES	-
TOTAL ASSETS	76,953,625.78
CURRENT LIABILITIES	73,111.10
NON-CURRENT LIABILITIES	-
LONG-TERM LIABILITIES	-
NET EQUITY	76,880,514.68
TOTAL LIABILITIES	76,953,625.78

Report RJ-0162/13-02 7

Apsis

7. LIST OF ATTACHMENTS

1. SUPPORTING DOCUMENTS
2. GLOSSARY AND APSIS' PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º andar
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 42
Consolação, CEP 01227-200
Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

Report RJ-0162/13-02 9

COMPERJ MEG S.A.

Nº conta do grupo	Nº conta	Texto item balanço/cál.L&P	mar/13
		ATIVO	
		CIRCULANTE	
		Disponibilidades	
		Bancos	
1101200000	1101200259	1101200259 BB AG 3180-1 C 20005-0 - MOV COBR E PGTO	1.405,55
1101200000	1101210259	1101210259 BB AG 3180-1 C 20005-0 - RECONC. EXTRATO	733.214,29
1101200000	1101230259	1101230259 BB AG 3180-1 C 20005-0 - RECONC. SAÍDAS	-733.214,29
		Total Bancos	1.405,55
		Aplicações financeiras	
1101300000	1101300001	1101300001 APLICAÇÕES FINANCEIRAS PAÍS	0
1101300000	1101300004	1101300004 APLICAÇÕES FINANCEIRAS- FUNDO FIC-FI SBB	733.268,09
		Total Aplicações financeiras	733.268,09
		Total Disponibilidades	734.673,64
		Contas a receber	
		Clientes	
1103100000	1103100001	1103100001 CLIENTES - PAÍS	96,14
1103100000	1103100002	1103100002 CLIENTES - EXTERIOR	8.395,55
1103100000	1103109002	1103109002 CLIENTES - EXTERIOR - AJUSTE VARIAÇÃO CAMBIAL	-74,81
		Total Clientes	8.416,88
		Outras contas a receber	
		Outros valores	
1103490000	1103491001	1103491001 DEVEDORES DIVERSOS - PAIS	4.082,60
1103490000	1103491022	1103491022 DEVEDORES DIVERSOS A PROCESSAR EXTERIOR	7.327,97
		Total Outros valores	11.410,57
		Total Outras contas a receber	11.410,57
		Total Contas a receber	19.827,45
		Impostos a recuperar	
		IR a recuperar	
1107300000	1107300001	1107300001 IR A RECUPERAR	68.911,33
1107300000	1107300002	1107300002 IR S/APLIC.FINANCEIRA	2.477,10
		Total IR a recuperar	71.388,43
		Contribuição Social a recuperar	
1107600000	1107600001	1107600001 CSLL-CONTR SOCIAL S/LUCRO LEI 8981 A RECUPERAR	1.060,88
		Total Contribuição Social a recuperar	1.060,88

Nº conta do grupo	Nº conta	Texto item balanço/cál.L&P	mar/13
		Total Impostos a recuperar	72.449,31
		Outros ativos circulantes	
		Contas extra-patrimoniais	
1119999991	1900000007	1900000007 CONTRAPARTIDA VALOR ATIVOS OUTRAS ÁREAS AVALIAÇÃO	-25.282,56
1119999991	1900009099	1900009099 TRANSF ATIVOS RESIDUAIS MIGRAÇÃO	25.282,56
		Total Contas extra-patrimoniais	0
		Total Outros ativos circulantes	0
		TOTAL CIRCULANTE	826.950,40
		NÃO CIRCULANTE	
		Realizável a longo prazo	
		Impostos a recuperar a longo prazo	
1214000004	1214000004	1214000004 PIS/PASEP DIFERIDO LP	1.096.979,21
1214000004	1214000005	1214000005 COFINS DIFERIDO LP	5.052.752,77
		Total Impostos a recuperar a longo prazo	6.149.731,98
		Impostos e contrib. sociais diferido	
1210000001	1210000001	1210000001 IMPOSTO RENDA DIFERIDO ATIVO ADIÇÃO TEMPORÁRIA LP	32.613,03
1210000003	1210000003	1210000003 CONTRIB SOCIAL DIFERIDA ATIVA ADIÇÃO TEMPORÁRIA LP	11.740,69
		Total Impostos e contrib. sociais diferido	44.353,72
		Total Realizado a longo prazo	6.194.085,70
		Imobilizado	
		Projetos de expansão	
1302410000	1302401001	1302401001 OBRAS EM ANDAMENTO	76.082.321,66
1302400001	1302401003	1302401003 OBRAS EM ANDAMENTO - LIQUIDAÇÕES TEMPORÁRIAS	-6.149.731,98
		Total Projetos de expansão	69.932.589,68
		Total Imobilizado	69.932.589,68
		TOTAL NÃO CIRCULANTE	76.126.675,38
		TOTAL DO ATIVO	76.953.625,78
		PASSIVO E PATRIMÔNIO LÍQUIDO	
		CIRCULANTE	
		Fornecedores	
		Fornecedores - terceiros	
2101100000	2101100001	2101100001 FORNECEDORES - PAIS	-12.095,82
2101100000	2101100014	2101100014 RECLASSIFICAÇÃO EM/EF - FORNECEDORES	-47.586,09
2101900000	2101900005	2101900005 PROVISÃO PARA REAJUSTE DE CONTRATOS DE SERVIÇOS	-521,05
2101900000	2101900017	2101900017 TRANSITÓRIA EM/EF SERVIÇOS	-47.586,09
2101900000	2101900021	2101900021 CORRETORA TRANSITÓRIA EM/EF	47.586,09
		Total Fornecedores - terceiros	-60.202,96

Nº conta do grupo	Nº conta	Texto item balanço/cál.L&P	mar/13
		Total Fornecedores	-60.202,96
		Impostos e contrib.sociais a recolher	
		Tributos sobre a renda	
		Imposto de Renda e Contrib.Social Correntes	
2105300000	1107300005	1107300005 IRPJ S/ LUCRO DO EXERCÍCIO - ANTECIPAÇÕES	972,58
2105400000	1107600004	1107600004 CSLL-CONTR SOCIAL S/LUCRO LEI 8981 ANTECIPAÇÕES	583,55
2105300000	2105300006	2105300006 IMPOSTO DE RENDA CORRENTE - IRPJ	-972,58
2105400000	2105400001	2105400001 CONTRIB. SOCIAL LEI 7689/88	-583,55
		Total I.R. e Contrib. Social Correntes	0
		Total Tributos sobre a renda	0
		Outros tributos	
		PASEP	
2105500000	2105500004	2105500004 PIS/PASEP A RECOLHER SOBRE IMPORTAÇÕES	-6,34
		Total PASEP	-6,34
		Outros impostos e taxas	
2105900003	2105900011	2105900011 IMPOSTO SOBRE SERVIÇOS RETIDO NA FONTE	-4.582,68
2105900003	2105900027	2105900027 ISS SERVIÇOS CONTRATADOS NO EXTERIOR	4,1
		Total Outros impostos e taxas	-4.578,58
		Total Outros tributos	-4.584,92
		Total Impostos e contrib.sociais a recolher	-4.584,92
		Adiantamento de clientes	
2110100001	2110100002	2110100002 ADIANTAMENTOS DE TERCEIROS - EXTERIOR	-8.395,55
2110100001	2110109002	2110109002 ADIANTAM E CREDITOS TERC EXTERIOR AJUSTE VAR CAMB	72,33
		Total Adiantamento de clientes	-8.323,22
		TOTAL CIRCULANTE	-73.111,10
		NÃO CIRCULANTE	
		PATRIMÔNIO LÍQUIDO	
		Capital realizado	
		Capital social	
2501100001	2501100001	2501100001 AÇÕES ORDINÁRIAS	-76.964.005,26
		Total Capital social	-76.964.005,26
		Total Capital realizado	-76.964.005,26
		Lucros ou prejuízos acumulados	
		Lucros ou prejuízos acumulados	
2505000005	2505000005	2505000005 RESULTADO DO EXERCÍCIO	8.282,70
		Total Lucros ou prejuízos acumulados	8.282,70
		Demonstrativo do resultado - Resultado L/P

Glossário

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

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Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

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Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

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Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension

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funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company's operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property's remaining life.

Replacement Cost - a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

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Reproduction Cost Less Depreciation - a property's reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset - estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample - set of market data representative of a population.

Scrap Value - market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area - resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area - real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation - act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

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Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company´s needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investiment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - IMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS
IOCHPE MAXION
JBS
KRAFT FOODS
L'ORÉAL
LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LORINVEST (LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Rio de Janeiro

Rua da Assembleia, 35 - 12º andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

An independent member of
Morison International

Fiscal Council OPINION

The Fiscal Council of Comperj Poliolefinas S.A. ("POL"), in the exercise of its legal and statutory duties, in a meeting held today, has considered the decision of the Board of Directors of the Company, taken in Meeting No. 34, of June 17, 2013, with the purpose of submitting for deliberation of the Extraordinary General Meeting - EGM a motion for the incorporation of POL into Petroleo Brasileiro S.A. ("Petrobras").

Based on (i) the content of the documents that were sent to this Fiscal Council, (ii) the conditions of incorporation presented in the Protocol and Justification of merger signed on June 03, 2013, and (iii) the Valuation Report Equity book prepared by Apsis Consultoria e Avaliações Ltda., position as of March 31, 2013, the Fiscal Council favors the approval of the merger of POL by PETROBRAS, to be submitted to the Extraordinary General Meeting – EGM of POL.

Rio de Janeiro, June 24, 2013.

Amós da Silva Cancio
Director

Gilvan da Silva Dantas
Director

Maria Roma de Freitas
Director

PROTOCOL  AND  JUSTIFICATION  OF  THE  MERGER  OF  COMPERJ  POLIOLEFINAS

S.A  INTO  PETRÓLEO  BRASILEIRO  S.A.  -  PETROBRAS

Entered  into  by

I.      PETRÓLEO   BRASILEIRO   S.A.   -   PETROBRAS,   a mixed-capital   joint   stock corporation  headquartered  at Avenida  República  do  Chile,  nº  65,  Centro,  in the city and  state  of  Rio  de  Janeiro,  inscribed  in  the  roll  of  corporate  taxpayers (CNPJ/MF)    under    no.    33.000.167/0001-01,     hereinafter    referred    to    as  “PETROBRAS ”; and

II.   COMPERJ  POLIOLEFINAS  S.A.,  a corporation  headquartered  at  Avenida República  do  Chile,  nº  65,  20º  andar,  Parte,  Centro,  in  the  city  and  state  of  Rio de  Janeiro,  inscribed  in  the  roll  of  corporate  taxpayers  (CNPJ/MF)  under  no.  10.686.018/0001-42,  herein  represented  by  its  duly  authorized  representative,  hereinafter  referred  to  as  “POL”  or  “Merged  Company”;

PETROBRAS  and  POL  are  hereinafter  referred  to,  jointly,  as  “PARTIES”,  and  each  of  them,  separately,  as  “PARTY”;

Whereas:

(i)        PETROBRAS  is  mixed-capital  joint-stock  company,  with  fully  subscribed and  paid  up  capital  in  the  amount  of  two  hundred  five  billion,  four  hundred ten million,  nine  hundred  and  five  thousand,  two  hundred  thirty  reais  and fifty  centavos  (R$  205,410,905,230.50),  divided  into  thirteen  billion,  forty- four  million,  four  hundred  ninety-six  thousand,  nine  hundred  and thirty (13,044,496,930)   non-par   shares,   of  which   seven   billion,   four   hundred forty-two  million,  four  hundred  fifty-four  thousand,  one  hundred  and  forty- two  (7,442,454,142)  are  common  shares  and  five  billion,  six  hundred  two million,  forty-two   thousand,  seven   hundred   and   eighty-eight  (5,602,042,788)  are  preferred  shares;

(ii)       POL  is  a  closely-held  company,  with  a  fully  subscribed  and  paid  up  capital in  the amount  of  six  hundred  fifty-one  million,  seventy-five  thousand,  three hundred  sixty-five  reais and ninety  centavos  (R$651,075,365.90),  divided into sixty-five  thousand,  one hundred  seven  thousand,  five hundred  and thirty-six  (65,107,536)  non-par  registered  common  shares.

(iii)       PETROBRAS  retains  all  the  shares  issued  by  POL,  representing  100%  of its  voting  and  total  capital,  making  the  latter  a wholly-owned  PETROBRAS subsidiary;

(iv)      The  PARTIES  intend  to  undertake  a  merger  operation  through  which  POL will  be merged  into  PETROBRAS,  and  the  former  will  be legally  dissolved, with   PETROBRAS   succeeding   POL   in   all   its   rights   and   obligations, pursuant   to   Article   227   of   Law   6404   of   December   15,   1976   (“Law  6404/76 ”);

(v)       The  merger  of  POL  into  PETROBRAS  will  simplify the latter’s  corporate structure  through  the  consolidation,  within  PETROBRAS,  of  the assets owned  by POL  located  in the  Rio  de  Janeiro  Petrochemical  Complex (“COMPERJ”),  with  a  consequent  reduction  in PETROBRAS’  management costs  and  the  rationalization  of  its  activities;

(vi)      The   merger    of   POL    will    not   entail    an   increase    in   the   capital    of PETROBRAS  and  will  not  impact  its  results,  nor  will  it  entail  any impact  on investors,  since  POL  is  a  wholly-owned  PETROBRAS  subsidiary;

(vii)      The  merger  will  not  affect  the  price  of  PETROBRAS’  securities,  nor  will  it prevent   investors   from   buying,   selling   or   retaining   said   securities,   or exercising  any  rights  entitled  to them  as  the  owners  of  said  securities;

(viii)     In  line  with  PETROBRAS’  Business  and  Management  Plan  for  2013-2017 (“Business  Plan”),  this  operation  favors  (a) the  reallocation  of  investment funds;  (b)  improved  integration  between  the activities  of  the  petrochemical assets  owned  by PETROBRAS  and  allocated  to POL,  and  constituting COMPERJ,  and  the  other  businesses  of  the  PETROBRAS  System,  within the strategy  of  integrated  growth  by 2020,  and  (c) the continuing restructuring  and  optimization  of  PETROBRAS’  petrochemical  portfolio.

(ix)      The  merger  of  POL  into  PETROBRAS  will  allow  more  flexibility  in  regard  to new  investments  and  permit  the more  efficient  execution  of  PETROBRAS’ strategic  decisions,  therefore  benefiting PETROBRAS’  corporate interests and  shareholders;  and

(x)      The  merger  of  POL  into  PETROBRAS  is  subject  to  approval  by the shareholders  of  PETROBRAS  and  POL;

The  PARTIES  agree  to  sign  this  Protocol  and  Justification  of  Merger  (“Protocol  and  Justification”),  in compliance  with Articles  224,  225 and  227 of Law 6404/76  and Instruction   319   of   December   3,   1999,   issued   by   the   Brazilian   Securities   and Exchange  Commission  (CVM)  (“CVM  Instruction  319/99”),  under  the following  terms and  conditions:

CLAUSE  ONE  –  THE  PROPOSED  OPERATION  AND  ITS  JUSTIFICATION

1.1.    Proposed  Operation.  The  operation  consists  of  the merger  of  POL  into PETROBRAS,  with  the  full  transfer  of  POL’s  shareholders’  equity,  appraised  at  its book  value,  to PETROBRAS  (“Operation”  or  “Merger”).

1.1.1. As a  result  of  the  Operation,  POL  will  be  legally  dissolved  and PETROBRAS  will  succeed  POL  in all  its  rights  and  obligations,  pursuant  to Article  227  of  Law  6404/76.

1.2.     The  appraisal  of  POL’s  shareholders’  equity,  for  the  purposes  of  the  respective entries   in   PETROBRAS’   accounts,   was   conducted   at   its   book   value   by   the specialized  company  APSIS  CONSULTORIA  E  AVALIAÇÕES  LTDA.,  nominated  in item  2.1.,  on  the  Merger  Reference  Date  established  in item  2.2.  of  this  Protocol  and Justification,  pursuant  to  the  criteria  for  preparing  financial  statements  envisaged  in Law  6404/76  and  CVM  Instruction  319/09.

1.3.     The   balances   of   POL’s   credit   and   debt   accounts   will   be   transferred   to  PETROBRAS’  books  following  the  necessary  adjustments.

1.4.     The  assets,  rights  and  obligations  making  up  POL’s  shareholders’  equity  to  be transferred  to  PETROBRAS  are  those  described  in  detail  in  the  appraisal  report,  at their  book  value.

1.5.     The  management  of  PETROBRAS  will  be  responsible  for  carrying  out  all  the acts  necessary  to  implement  the  Merger,  and  will  bear  all  the  costs  and  expenses resulting  from  said  implementation.

1.6.     Justification   of   the   Operation.   The   Operation   will   simplify   the   corporate structure   of   PETROBRAS   through   the  consolidation,   within  PETROBRAS,   of   the assets  making  up  COMPERJ,  currently  allocated  to POL,  in order  to integrate  the petrochemical  assets  making  up COMPERJ  with the  other  businesses  of  the PETROBRAS  system,  under  the  strategy  of  integrated  growth  by 2020,  aiming  to continue  the  process  of  restructuring  and  optimizing  of  PETROBRAS’  petrochemical portfolio.  The  Operation  will  also  permit  a reduction  in  PETROBRAS’  management costs  and  the  rationalization  of its  activities,  and  will  simplify  the  reallocation  of investment  funds  under  the  Business  Plan.

1.7.     Given  that  PETROBRAS  retains  one  hundred  percent  (100%)  of  the shares representing  POL’s  capital  stock,  the  proposed  Merger  will  not  entail  any changes  in PETROBRAS’  capital,  since  PETROBRAS’  financial  statements  already  consolidate POL’s   accounts.

CLAUSE  TWO – APPRAISAL  OF  POL’S  SHAREHOLDERS’  EQUITY  AND APPRAISAL  REFERENCE-DATE

2.1.   The  nomination  and  appointment  of  the specialized  company  APSIS CONSULTORIA  E  AVALIAÇÕES  LTDA.,  headquartered  at  Rua  da  Assembleia  nº

35,  12º  andar,  in  the  city and state  of  Rio  de  Janeiro  and  inscribed  in the  roll  of corporate  taxpayers  (CNPJ)  under  no.  08.681.365/0001-30,  as the  company responsible  for  preparing  the  appraisal  report  on POL’s  shareholders’  equity  to  be transferred  to  PETROBRAS  (“Appraisal  Report”),  will  be  ratified  by  a  resolution  of  a PETROBRAS  Extraordinary  Shareholders’  Meeting,  pursuant  to  Article  227  of  Law  6404/76.

2.2.     APSIS  CONSULTORIA  E  AVALIAÇÕES  LTDA.  is  a  company  specializing  in appraisals,  having  proceeded,  by request  of  the  management  of  the PARTIES,  (i) to appraise  POL’s  shareholders’   equity,  at  its  book  value,  based  on  POL’s  balance sheet  on March  31,  2013  (“Merger  Reference  Date”),  thus  constituting  the  amount  of shareholders’   equity   to  be  transferred   to   PETROBRAS,   and   (ii)  to  prepare   the Appraisal    Report,    attached    hereto   as   Exhibit   I,   subject    to   the   approval    of PETROBRAS’  shareholders,  pursuant  to  the  law.

CLAUSE  THREE  –  THE  TOTAL  AMOUNT  OF  SHAREHOLDERS’  EQUITY  TO  BE MERGED

3.1.     According  to  the  appraisal  and  the  resulting  Appraisal  Report,  the  amount  of POL’s  shareholders’  equity  to  be  transferred  to  PETROBRAS  is  R$  651,207,551.15 as  per  Clause  Four  below.

3.2.     The   substitution   of   PETROBRAS’   investments   in   POL   by   the   assets   and liabilities  in POL’s  balance  sheet  will  not  entail  any  changes  in PETROBRAS’ shareholders’  equity.

CLAUSE  FOUR  –  SHAREHOLDERS’  EQUITY  VARIATIONS  UNTIL  THE  MERGER  DATE

4.1.     Shareholders’  equity  variations  recorded  between  the  Merger  Reference  Date and   the   effective   Merger   date   will   remain   recorded   in  POL’s   books   and   will   be absorbed  by PETROBRAS  and  transferred  to  its  books,  in  strict  adherence  to  the amounts  established  herein  for  the  implementation  of  the  Merger.

CLAUSE  FIVE  –  CANCELLATION  OF  POL’S  SHARES

5.1.     Since  POL  is  a  wholly-owned  PETROBRAS  subsidiary,  the  Merger  will  not result  in  the  cancellation  or  issue  of  new  PETROBRAS  shares,  nor  will  it  entail  any changes  in  the  value  of  its  capital  stock.  Therefore,  at  the  end  of  the  Merger,  the capital  stock  of  PETROBRAS  will  remain  unchanged  at  two  hundred  five  billion,  four hundred  ten  million,  nine  hundred  and  five  thousand,  two  hundred  thirty reais  and  fifty centavos  (R$  205,410,905,230.50),  divided  into  thirteen  billion,  forty-four  million,  four hundred   ninety-six   thousand,   nine   hundred   and   thirty   (13,044,496,930)   non-par shares,  of  which  seven  billion,  four  hundred  forty-two  million,  four  hundred  fifty-four thousand,  one  hundred  and  forty-two  (7,442,454,142)  are  common  shares  and  five billion,  six  hundred  two million,  forty-two  thousand,  seven  hundred  and  eighty-eight (5,602,042,788)  are  preferred  shares.  Consequently,  PETROBRAS’  Bylaws  will  not be  amended.

5.2.     As  a  result  of  the  Merger,  all  shares  issued  by  POL  will  be  cancelled,  based  on  Article  226,  paragraph  1  of  Law  6404/76.

5.3.     As  a  result  of  the  Merger,  POL  will  be  legally  dissolved,  its  legal  existence through  the  filing  of  its  Articles  of  Incorporation  with  the  Registry  of  Commerce  will cease,  and  it  will  be  succeeded  in  all  its  rights  and  obligations  by  PETROBRAS.

CLAUSE  SIX  –  ACKNOWLEDGEMENT  BY  THE  BOARDS  OF  DIRECTORS  AND FISCAL  COUNCILS  AND  APPROVAL  BY  THE SHAREHOLDERS’  MEETINGS  OF PETROBRAS  AND  POL

6.1.     Boards  of  Directors  and  Fiscal  Councils.  In  compliance  with  Article  163,  item III, of  Law  6404/76,  the  respective  Fiscal  Councils  of  PETROBRAS  and  POL  will issue  their  opinion  on the Operation,  and  the  respective  Boards  of  Directors  of PETROBRAS    and   POL    will    also   acknowledge    the    Operation    and   call    the Extraordinary  Shareholders’  Meetings  to resolve  on  the  Operation.

6.2.     Extraordinary   Shareholders’   Meetings.   To   implement   the   Operation,   the respective  Extraordinary  Shareholders'  Meetings  of  PETROBRAS  and POL  will  be called,  pursuant  to  the  terms  and  other  procedures  established  by  the  law.

CLAUSE  SEVEN  –  GENERAL  PROVISIONS

7.1.     Since  POL  is  a  wholly  owned  PETROBRAS  subsidiary,  the  provisions  related to (i)  the  exchange  ratio;  (ii)  the  reimbursement  of  POL’s  shareholders;  and  (iii)  the need  to  prepare  an  appraisal  report  of  POL  at  market  prices  (Article  264  of  Law  6404/76)  will  not  apply.

7.2.     Documents  Available  to  Shareholders.  In  compliance  with  Article  3 of CVM Instruction    319/99,   all   documents   mentioned    herein   will   be   available   to   the shareholders  of  PETROBRAS  as  from  this  date  and  may be  consulted  at  its headquarters  and  on  its  website  (www.petrobras.com),  and  on  the  websites  of  the CVM  and  the  BM&FBOVESPA  -  Securities,  Commodities  and  Futures  Exchange.

IN WITNESS  WHEREOF,  the  parties  execute  this  Protocol  and  Justification  in  two (2)  counterparts  of  identical  content  and  form  and  for  a same  purpose,  before  the  two undersigned  witnesses.

Rio  de  Janeiro,  June  3,  2013.

PETRÓLEO  BRASILEIRO  S.A.  -  PETROBRAS

Patrick  Horbach  Fairon

Executive  Manager  of   Abastecimento-Petroquímica

COMPERJ  POLIOLEFINAS  S.A.

Sergio Martins Bezerra	Laerte Rocha Pires
Executive Officer	Executive Officer

Witnesses:

Fernando Luiz Affonso	João Eduardo de S. Freixinho
RG: 04466901-8 IFP/RJ	RG: 118934207 IFP/RJ
CPF: 620.488.727-00	CPF: 074.564.427-97

Appendix I: Valuation Report

Apsis
A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Valuation Report

RJ-0162/13-03

COMPERJ POLIOLEFINAS S.A.

An independent member of Morison International

REPORT:	**RJ-0162/13-03**
BASE DATE:	March 31, 2013.
APPLICANT:	**PETRÓLEO BRASILEIRO S.A PETROBRAS**, a company with its head office located at Av. República do Chile, nº 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 33.000.167/0001-01, hereinafter referred to as **PETROBRAS**.
OBJECT:	**COMPERJ POLIOLEFINAS S.A.**, a company with its head office located at Av. República do Chile, nº 65, 20º andar (parte), Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 10.686.018/0001-42, hereinafter referred to as **COMPERJ POLIOLEFINAS**.
PURPOSE:	To assess the book Net Equity value of **COMPERJ POLIOLEFINAS** for the purpose of its merger with and into **PETROBRAS** pursuant to articles no. 226 and 227 of Law no. 6,404/76 (Corporate Law).

Report RJ-0162/13-03 1

1. INTRODUCTION

A APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with its head office located at Rua da Assembleia, nº 35, 12º andar, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 08.681.365/0001-30, was appointed by PETROBRÁS was appointed to assess the book Net Equity value of COMPERJ POLIOLEFINAS for the purpose of its merger with and into PETROBRÁS, pursuant to articles 226 and 227 of Law No. 6,404/76 (Corporate Law).

In preparing this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information, which include, among others, the following:

- Balance Sheet of COMPERJ POLIOLEFINAS, as of March 31, 2013.

APSIS has recently performed appraisals for publicly-held companies, for various purposes, of the following companies:

- AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
- BANCO PACTUAL S/A
- CIMENTO MAUÁ S/A
- ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.
- GEODEX COMMUNICATIONS DO BRASIL S/A
- GERDAU S/A
- HOTÉIS OTHON S/A
- L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A
- LIGHT SERVIÇOS DE ELETRICIDADE S/A
- LOJAS AMERICANAS S/A
- REPSOL YPF BRASIL S/A
- TAM TRANSPORTES AÉREOS MERIDIONAL S/A
- WAL PETROLEO S/A

The APSIS team in charge of preparing this report comprises the following professionals:

- AMILCAR DE CASTRO
  Commercial director
  Bachelor of Laws
- ANA CRISTINA FRANÇA DE SOUZA
  Managing partner
  Civil engineer, post-graduated in Accounting Sciences (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Operational director
- ERIVALDO ALVES DOS SANTOS FILHO
  Accountant (CRC/RJ 100990/O-1)
- LUCILIA NICOLINI
  Accountant (CRC/SP 107.639/O-6)
- LUIZ PAULO CESAR SILVEIRA
  Superintendent director
  Mechanical Engineer, MSc in Business Management (CREA/RJ 1989100165)
- MARCIA APARECIDA DE LUCCA CALMON
  Technical director (CRC 1SP143169-O4)
- RENATA POZZATO CARNEIRO MONTEIRO
  Superintendent director
- RICARDO DUARTE CARNEIRO MONTEIRO
  Managing partner
  Civil Engineer, post-graduated in Economic Engineering (CREA/RJ 1975102453)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

Report RJ-0162/13-03 3

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be carefully read.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- In this Report, one assumes that the information received from third parties is correct, and the sources thereof are comprised and mentioned in said Report.
- For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, when existent, which might affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability with regards to the matter of Appraisal, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the recommendations and criteria prescribed by the Associação Brasileira de Normas Técnicas (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards Council (IVSC), in addition to the requirements imposed by different agencies, such as: Comitê de Pronunciamentos Contábeis (CPC), Ministry of Treasury, Banco Central, Banco do Brasil, Comissão de Valores Mobiliários (CVM), Superintendência de Seguros Privados (SUSEP), Regulamento do Imposto de Renda (RIR), Comitê Brasileiro de Avaliadores de Negócios (CBAN) etc.
- The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

Report RJ-0162/13-03 4

Apsis

3. LIABILITY LIMITS

- To prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true and consistent, and does not have any liability with respect to their reliability.
- The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors. Thus, APSIS is not giving an opinion about the Applicant's financial statements.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work was developed to be used by the Applicant, its partners and other companies involved in the project, aiming at the previously described purpose.

Report RJ-0162/13-03 5

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting documents, designed to ascertain whether bookkeeping was accurately conducted and was in compliance with the legal, regulatory, normative and statutory provisions which govern the matter, within the scope of "Accounting Principles Used in Brazil".

We examined the balance sheet of COMPERJ POLIOLEFINAS, as well as all other documents required for the preparation of this report, which was prepared on the basis of COMPERJ POLIOLEFINAS' balance sheet for the period ended March 31, 2013 (Attachment 1).

It was ascertained that the assets and liabilities of COMPERJ POLIOLEFINAS have been duly accounted for.

Report RJ-0162/13-03 6

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5. COMPERJ POLIOLEFINAS' NET EQUITY APPRAISAL

We examined the account books of COMPERJ POLIOLEFINAS, as well as all other documents required for the preparation of this report.

The experts have ascertained that the book Net Equity value of COMPERJ POLIOLEFINAS, for the purpose of its merger with and into PETROBRÁS, is R$ 651,207,551.15 (six hundred and fifty-one million, two hundred and seven thousand, five hundred and fifty-one *reais* and fifteen cents), as of March 31, 2013 as shown in the following table:

COMPERJ POLIOLEFINAS S.A.	ACCOUNTING STATEMENT
BALANCE SHEET - IN REAIS	BALANCE AS OF 03/31/2013
CURRENT ASSETS	2,570,730.90
NON-CURRENT ASSETS	648,769,405.20
LONG-TERM ASSETS	55,115,630.72
INVESTMENTS	-
FIXED ASSETS	593,653,774.48
INTANGIBLES	-
TOTAL ASSETS	651,340,136.10
CURRENT LIABILITIES	132,584.95
NON-CURRENT LIABILITIES	-
LONG-TERM LIABILITIES	-
NET EQUITY	651,207,551.15
TOTAL LIABILITIES	651,340,136.10

Report RJ-0162/13-03 7

6. CONCLUSION

In the light of examinations carried out in the previously mentioned documents and on the basis of APSIS' analyses, the experts have concluded that the book Net Equity value of **COMPERJ POLIOLEFINAS**, for the purpose of its merger with and into **PETROBRAS**, is **R$ 651,207,551.15** (six hundred and fifty-one million, two hundred and seven thousand, five hundred and fifty-one *reais* and fifteen cents), as of March 31, 2013.

Having concluded Report **RJ-0162/13-03**, which consists of 09 (nine) pages typed on one side and 02 (two) attachments, APSIS Consultoria e Avaliações Ltda., CRC/RJ-005112/O-9, a company specializing in the appraisal of assets, legally represented by the signatories below, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, May 14, 2013.

ANTONIO LUIZ FEIJO NICOLAU:28156676734

Assinado de forma digital por ANTONIO LUIZ FEIJO NICOLAU:28156676734
DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ANTONIO LUIZ FEIJO NICOLAU:28156676734
Dados: 2013.05.21 17:38:45 -03'00'

Director

ERIVALDO ALVES DOS SANTOS FILHO:07862185765

Assinado de forma digital por ERIVALDO ALVES DOS SANTOS FILHO:07862185765
DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ERIVALDO ALVES DOS SANTOS FILHO:07862185765
Dados: 2013.05.21 18:00:45 -03'00'

Accountant (CRC/RJ 100990/O-1)

Report RJ-0162/13-03 8

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7. LIST OF ATTACHMENTS

1. SUPPORTING DOCUMENTS
2. GLOSSARY AND APSIS' PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º andar
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 42
Consolação, CEP 01227-200
Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

Report RJ-0162/13-03 9

COMPERJ POLIOLEFINAS S.A.

Nº conta do gr	Nº conta	Texto item balanço/cál.L&P	mar/13
		ATIVO	
		CIRCULANTE	
		Disponibilidades	
		Bancos	
1101200000	1101200260	1101200260 BB AG 3180-1 C 20004-2 - MOV COBR E PGTO	722,39
		Total Bancos	722,39
		Aplicações financeiras	
1101300000	1101301017	1101301017 APLICAÇÕES FINANCEIRAS FIDC	2.394.868,74
		Total Aplicações financeiras	2.394.868,74
		Total Disponibilidades	2.395.591,13
		Contas a receber	
		Clientes	
1103100000	1103100002	1103100002 CLIENTES - EXTERIOR	33.582,10
1103100000	1103109002	1103109002 CLIENTES - EXTERIOR - AJUSTE VARIAÇÃO CAMBIAL	-299,23
		Total Clientes	33.282,87
		Outras contas a receber	
		Outros valores	
1103490000	1103491001	1103491001 DEVEDORES DIVERSOS - PAIS	4.928,45
1103490000	1103491022	1103491022 DEVEDORES DIVERSOS A PROCESSAR EXTERIOR	29.311,80
		Total Outros valores	34.240,25
		Total Outras contas a receber	34.240,25
		Total Contas a receber	67.523,12
		Impostos a recuperar	
		IR a recuperar	
1107300000	1107300001	1107300001 IR A RECUPERAR	107.616,65
		Total IR a recuperar	107.616,65
		Total Impostos a recuperar	107.616,65
		Outros ativos circulantes	
		Contas extra-patrimoniais	
1119999991	1900000007	1900000007 CONTRAPARTIDA VALOR ATIVOS OUTRAS ÁREAS AVALIAÇÃO	-101.130,24
1119999991	1900009099	1900009099 TRANSF ATIVOS RESIDUAIS MIGRAÇÃO	101.130,24
		Total Contas extra-patrimoniais	0
		Total Outros ativos circulantes	0
		TOTAL CIRCULANTE	2.570.730,90

COMPERJ POLIOLEFINAS S.A.

		NÃO CIRCULANTE	
		Realizável a longo prazo	
		Impostos a recuperar a longo prazo	
1214000004	1214000004	1214000004 PIS/PASEP DIFERIDO LP	9.830.831,58
1214000004	1214000005	1214000005 COFINS DIFERIDO LP	45.281.406,08
		Total Impostos a recuperar a longo prazo	55.112.237,66
		Impostos e contrib. sociais diferido	
1210000001	1210000001	1210000001 IMPOSTO RENDA DIFERIDO ATIVO ADIÇÃO TEMPORÁRIA LP	2.494,90
1210000003	1210000003	1210000003 CONTRIB SOCIAL DIFERIDA ATIVA ADIÇÃO TEMPORÁRIA LP	898,16
		Total Impostos e contrib. sociais diferido	3.393,06
		Total Realizado a longo prazo	55.115.630,72
		Imobilizado	
		Projetos de expansão	
1302410000	1302401001	1302401001 OBRAS EM ANDAMENTO	648.766.012,14
1302400001	1302401003	1302401003 OBRAS EM ANDAMENTO - LIQUIDAÇÕES TEMPORÁRIAS	-55.112.237,66
		Total Projetos de expansão	593.653.774,48
		Total Imobilizado	593.653.774,48
		TOTAL NÃO CIRCULANTE	648.769.405,20
		TOTAL DO ATIVO	651.340.136,10
		PASSIVO E PATRIMÔNIO LÍQUIDO	
		CIRCULANTE	
		Fornecedores	
		Fornecedores - terceiros	
2101100000	2101100001	2101100001 FORNECEDORES - PAIS	-12.299,22
2101100000	2101100014	2101100014 RECLASSIFICAÇÃO EM/EF - FORNECEDORES	-24.872,24
2101900000	2101900005	2101900005 PROVISÃO PARA REAJUSTE DE CONTRATOS DE SERVIÇOS	-38.425,14
2101900000	2101900017	2101900017 TRANSITÓRIA EM/EF SERVIÇOS	-24.872,24
2101900000	2101900021	2101900021 CORRETORA TRANSITÓRIA EM/EF	24.872,24
		Total Fornecedores - terceiros	-75.596,60
		Total Fornecedores	-75.596,60
		Impostos e contrib.sociais a recolher	
		Tributos sobre a renda	
		Imposto de Renda e Contrib.Social Correntes	
2105300000	1107300005	1107300005 IRPJ S/ LUCRO DO EXERCÍCIO - ANTECIPAÇÕES	3.888,34
2105400000	1107600004	1107600004 CSLL-CONTR SOCIAL S/LUCRO LEI 8981 ANTECIPAÇÕES	2.333,01

COMPERJ POLIOLEFINAS S.A.

2105300000	2105300006	2105300006 IMPOSTO DE RENDA CORRENTE - IRPJ	-3.888,34
2105400000	2105400001	2105400001 CONTRIB. SOCIAL LEI 7689/88	-2.333,01
		Total I.R. e Contrib. Social Correntes	0
		Total Tributos sobre a renda	0
		Outros tributos	
		Outros impostos e taxas	
2105900000	2105900008	2105900008 IMPOSTOS FEDERAIS RETIDOS DE FORNEC LEI 10.833/03	-66,97
2105900003	2105900011	2105900011 IMPOSTO SOBRE SERVIÇOS RETIDO NA FONTE	-16.357,99
2105900017	2105900017	2105900017 INSS - CONTRIBUIÇÕES-TERCEIROS	-127,49
2105900000	2105900022	2105900022 INSS RETENÇÃO CONTRIBUINTE INDIVIDUAL	-111,58
		Total Outros impostos e taxas	-16.664,03
		Total Outros tributos	-16.664,03
		Total Impostos e contrib.sociais a recolher	-16.664,03
		Dividendos a pagar	
2104000001	2104000009	2104000009 DIVIDENDOS PROPOSTOS EMPRESA DO SISTEMA	-7.031,53
		Total Dividendos a pagar	-7.031,53
		Adiantamento de clientes	
2110100001	2110100002	2110100002 ADIANTAMENTOS DE TERCEIROS - EXTERIOR	-33.582,10
2110100001	2110109002	2110109002 ADIANTAM E CREDITOS TERC EXTERIOR AJUSTE VAR CAMB	289,31
		Total Adiantamento de clientes	-33.292,79
		TOTAL CIRCULANTE	-132.584,95
		NÃO CIRCULANTE	
		PATRIMÔNIO LÍQUIDO	
		Capital realizado	
		Capital social	
2501100001	2501100001	2501100001 AÇÕES ORDINÁRIAS	-651.075.365,90
		Total Capital social	-651.075.365,90
		Total Capital realizado	-651.075.365,90
		Reservas de lucros	
		Reserva legal	
2504100001	2504100001	2504100001 RESERVA LEGAL	-21.941,68
		Total Reserva legal	-21.941,68
		Reserva especial	
2504500002	2504500002	2504500002 DIVIDENDO ADICIONAL PROPOSTO	-123.051,47
		Total Reserva especial	-123.051,47

COMPERJ POLIOLEFINAS S.A.

		Total Reservas de lucros	-144.993,15
		Lucros ou prejuízos acumulados	
		Lucros ou prejuízos acumulados	
2505000005	2505000005	2505000005 RESULTADO DO EXERCÍCIO	29.606,43
		Total Lucros ou prejuízos acumulados	29.606,43
		Demonstrativo do resultado - Resultado L/P	
3403100001	3403100017	3403100017 RECEITA FINANCEIRA - FIDC	-38.039,98
3404100004	3404100004	3404100004 ATUALIZAÇÃO MONETÁRIA TERC- IMPOSTOS A RECUPERAR	-1.749,39
3404101001	3404101001	3404101001 VAR CAMB - CLIENTES EXTERIOR	491,01
3404201017	3404201017	3404201017 VAR CAMB - ADIANT OU CRÉDITO TERCEIROS EXTERIOR	-491,01
3405000001	3405000001	3405000001 HONORÁRIOS DOS DIRETORES E CONSELHO DE ADM	732,24
3405000003	3405000003	3405000003 DESPESAS ADMINISTRATIVAS	49.036,74
3801000001	3801000001	3801000001 IMP RENDA S/ RES EXERCÍCIO CORRENTE	3.888,34
3801000002	3801000002	3801000002 IMP RENDA S/ RES EXERCÍCIO DIFERIDO	-2.494,90
3801000003	3801000003	3801000003 CONTRIB. SOCIAL-LEI 7689/88 CORRENTE	2.333,01
3801000004	3801000004	3801000004 CONTRIB. SOCIAL-LEI 7689/88 DIFERIDO	-898,16
3999000000	3990000001	3990000001 APURAÇÃO DO RESULTADO DO EXERCÍCIO	-29.606,43
4300000000	4301000003	4301000003 HONORÁRIOS CONSELHO FISCAL	732,24
4000000000	4401000008	4401000008 AUDITORIA CONTÁBIL -EXTERNA	12.095,82
4000000000	4509000007	4509000007 ANÚNCIOS E PUBLICAÇÕES LEGAIS	600
5000000000	5100000005	5100000005 OUTRAS APROPRIAÇÕES	-13.428,06
8130241000	8130240101	8130240101 OBRAS EM ANDAMENTO	648.766.012,14
8999999999	8999999999	8999999999 ATIVO IMOBILIZADO CONSTITUÍDO CONVERSÃO USGAAP	-648.766.012,14
		Total Demonstrativo do resultado - Resut. L/P	-16.798,53
		Total Lucros ou prejuízos acumulados	12.807,90
		TOTAL PATRIMÔNIO LÍQUIDO	-651.207.551,15
		TOTAL NÃO CIRCULANTE	-651.207.551,15
		TOTAL DO PASSIVO E PATRIMÔNIO LÍQUIDO	-651.340.136,10

Glossário

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

1

Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

2

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

3

Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension

4

funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company's operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property's remaining life.

Replacement Cost - a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

5

Reproduction Cost Less Depreciation - a property's reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset - estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample - set of market data representative of a population.

Scrap Value - market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area - resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area - real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation - act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

6

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company´s needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investiment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - IMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS
IOCHPE MAXION
JBS
KRAFT FOODS
L'ORÉAL
LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LORINVEST (LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Rio de Janeiro

Rua da Assembleia, 35 - 12º andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

An independent member of
Morison International

APPENDIX IV

(CVM Instruction No. 481- Annex 21)

Annex 21

1. List the appraisers recommended by the manager

APSIS CONSULTORIA E AVALIAÇÕES Ltda, hereinafter referred to as APSIS, was designated to check the value of the net assets of: COMPERJ PARTICIPAÇÕES S.A., COMPERJ POLIOLEFINAS S.A., COMPERJ ESTIRÊNICOS S.A., COMPERJ MEG S.A., to be absorbed by PETROBRAS.

2. Describe the qualification of recommended appraisers

APSIS, since it is a consulting firm, registered before CRC under No. CRC/RJ-005112/O-9, is qualified to issue an appraisal report at book value according the rules in force. This report satisfies the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different agencies, such as: Ministry of Finance, the Central Bank of Brazil, Banco do Brasil, CVM – Securities and Exchange Commission, SUSEP – Private Insurance Supervisory Board, RIR – Income Tax Regulation etc.

APSIS has already performed similar services to PETROBRAS.

3. Provide copies of the work offers and compensation of recommended appraisers

See below

4. Describe any relevant existing relationship in the last three (3) years between the recommended appraisers and the parties related to the company, such as defined by the accounting rules providing for such matter

The advisors are not interested, directly or indirectly, in the companies involved or in the transaction, and there is no other relevant circumstance that may be regarded as conflict of interests.

Apsis
A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Commercial Proposal

RJ - 0162/13 A

Company: PETROBRAS S/A

C/o: Mr. Sebastião Santos

INFORMATION TO SHAREHOLDERS

ITEM VI

MERGER OF SFE INTO PETROBRAS

Dear Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”) hereby presents, in relation to the merger of Sociedade Fluminense de Energia LTDA. (“SFE”) into Petrobras, item VI of the Agenda of the Extraordinary General Meeting to be held on 09/30/2013, the following information to the Shareholders:

SFE, located at Rodovia Presidente Dutra, s/nº - Km 200, Jardim Maracanã, municipality of Seropédica, State of Rio de Janeiro, is a company belonging to the current shareholding structure of Petrobras System.

The maintenance of several administrative structures results in an increase of operating costs and loss of relevant synergies in the management of the matters of interest to the Company.

In this scenario, taking into account the intent to rationalize costs and increase the businesses, integrating assets, promoting synergy and economy to the System, the merger contributes to the management shared between the Power Plan Barbosa Lima Sobrinho and the Power Plant Baixada Fluminense under construction, being an strategy of the Power and Gas area to better conduct its activities and management policies.

Since the Company is the holder of one hundred percent (100%) of the shares of the capital stock of SFE, the capital stock will not be affected, to the extent that its financial statements already consolidate the accounting records of the company to be absorbed.

At last, the purpose of the merger is to transfer all assets, rights and obligations of SFE to the Company and is part of a process of reorganization whose goal is to simplify the shareholding structure, reduce costs, manage the assets involved in a more efficient manner and establish a better relationship with the regulatory agents, especially ANEEL.

Thus, the Board of Directors submits for evaluation and resolution by this Extraordinary General Meeting, with the favorable opinion of the Audit Committee, the proposal of merger of SFE into Petrobras, in the form of a Protocol of Merger and Justification entered into between the Company and SFE and the corresponding Appraisal Report, as well as the other measures set forth in item VI of the Agenda contained in the Notice of Meeting.

Find attached to this Meeting handbook the relevant documents and information related to the exercise by the shareholder of voting rights, including information provided in CVM Instruction No. 481, Annex 21.

Maria das Graças Silva Foster
CEO of Petrobras

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

FISCAL COUNCIL LEGAL OPINION

Petróleo Brasileiro S.A. - PETROBRAS' Fiscal Council, in the exercise of its duties under the law and the company’s by-laws, on meeting held on this date, has reviewed the decisions of the Company's Board of Directors (Meeting B.D. number 1.381, on 08.09.2013), in order to submit to deliberation the merger of SFE -Sociedade Fluminense de Energia into Petrobras at the Extraordinary General Meeting – EGM.

2. Based on the content of documents sent to this Council, and provided that EGM has not experienced since march 2012 tax loss carry forward, as reported in DIP TRIBUTÁRIO/ETR/TFM/RES 113/2013 (Internal Document) of 07.04.2013 and that the BRL$ 39 million negative goodwill, related to the shareholding buyout of SFE, due to other economic reasons and having special treatment regarding taxes, is not subject to amortization, and, therefore, it shall not bring tax impact on PETROBRAS, and also, based on the Appraisal Report of SFE’s Net Book Value, made by APSIS Consultoria e Avaliações Ltda. issued on July 17, 2013, which has verified a net book value in the amount of BRL$ 131,716,008.18 on base date of June 30, 2013, and in the merger conditions duly submitted in the Protocol and Justification of the Merger of SFE into PETROBRAS, it is the understanding of the Fiscal Council that since said operation complies with all of the legal formalities, and the required documentation submitted, it is in the interest of the Company and its shareholders to submit it for deliberation and vote by the Extraordinary General Meeting of the Shareholders of PETROBRAS.

Rio de Janeiro, August 9, 2013.

Marisete Fátima Dadaid Pereira
Chairman

Paulo José dos Reis Souza
Director

Reginaldo Ferreira Alexandre	Walter Luis Bernardes Albertoni
Director	Director

Protocol and Justification of the Merger Company of

SFE - Sociedade Fluminense de Energia Ltda

into Petróleo Brasileiro S.A. - Petrobras

By and between

I. PETRÓLEO BRASILEIRO S.A. – PETROBRAS, a publicly held company, with headquarters at Avenida República do Chile 65, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ) under No. 33.000.167/0001-01, herein duly represented by its attorney-in-fact Fernando Homem da Costa Filho, hereinafter referred to as “PETROBRAS”, or “Merger Company”; and

II. SFE – SOCIEDADE FLUMINENSE DE ENERGIA LTDA., limited liability company with headquarters at Rodovia Presidente Dutra, s/nº - km 200, Jardim Maracanã, Municipality of Seropédica, State of Rio de Janeiro, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ) under No. 02.754.200/0001-65, herein duly represented by its Articles of Organization, hereinafter referred to as “SFE” or “Merged Company”;

PETROBRAS and SFE shall be hereinafter referred to jointly as “PARTIES”, or individually as “PARTY”;

Whereas:

(i) PETROBRAS is a publicly held, mixed capital company, with fully subscribed and paid-up capital, in the amount of BRL$ 205,410,905,230.50 (two hundred and five billion four hundred and ten million, nine hundred and five thousand, two hundred and thirty reais and fifty cents), divided into 13,044,496,930 (thirteen billion, forty-four million four hundred ninety-six thousand, nine hundred and thirty) non par shares, being 7,442,454,142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) preferred shares;

(ii) SFE is a limited liability company, with fully subscribed and paid-up capital in the amount of BRL$ 55,555,745.00 (fifty-five million, five hundred fifty-five thousand seven hundred forty-five real), divided into 55,555,745 (fifty-five million, five hundred fifty-five thousand seven hundred forty-five) quotas of par value of BRL$1.00 (one Brazilian real), and its Articles of Organization provides the application of Law no. 6.404, of December 15, 1976 (“Law no. 6.404/76”);

(iii) PETROBRAS is the holder of all the shares issued by SFE, representing 100% of the total share capital of SFE, the latter being, therefore, a wholly owned subsidiary of PETROBRAS;

(iv) The PARTIES intend to undertake a merger transaction, through which SFE will be merged into Petrobras, with the exhaustion of all SFE’s rights, which will be fully succeeded in all its rights and obligations by PETROBRAS, all in accordance with Article 1116 of the Civil Code;

(v) The management of both companies has considered the best alternatives for conducting its activities and management policies, taking into account the intention to streamline costs and increase their business through the consolidation of its activities, taking into consideration that the maintenance of various administrative structures would lead to an increase in operating costs, and at the same time would result in loss of relevant synergies in conducting the affairs of its interest;

(vi) The merger of SFE by PETROBRAS will be submitted for approval by the shareholders of both companies.

NOW, THEREFORE, the PARTIES hereby establish and agree upon to enter this Protocol and Justification of Merger ("Protocol and Justification"), in accordance with Clause One of the Articles of Organization of SFE and Articles 224, 225 and 227 of Law at. 6.404/76, which the following terms and conditions will guide the proposed Merger to be submitted to their respective shareholders:

CLAUSE ONE – BASIS FOR THE PROPOSED OPERATION AND JUSTIFICATION

1.1. Proposed operation. The operation consists of the merger of the SFE by PETROBRAS, with the transfer of SFE’s full equity into PETROBRAS at book value ("Transaction" or "Merger").

1.1.1. As a result of the Transaction, SFE will be extinguished by operation of law, for all legal purposes, so that the Merger Company will fully succeed SFE in all its rights and obligations, all in accordance with Article 1116 of the Civil Code.

1.2. The assessment of SFE’s net equity, for the purposes of the respective accounting entries in PETROBRAS, was made at book value by the specialized company APSIS Consultoria e Avaliações Ltda. as indicated in item 2.1., on the base date established in section 2.2 of this Protocol and Justification, based on the criteria set out in the Civil Code and Law No. 6.404/76, relative to financial statements preparation.

1.3. The management of PETROBRAS will be responsible to perform all acts necessary for the implementation of the Merger, and bear all costs and expenses arising from such implementation.

1.4. Justification of Operation. PETROBRAS has assessed the best alternatives for conducting its activities and management policies, taking into account the intention to streamline costs and increase its business through the consolidation of its activities, taking into consideration that the maintenance of various administrative structures would lead to an increase in operating costs, and at the same time would result in loss of relevant synergies in conducting the affairs of its interest;

1.4.1. The merger aims at transferring all the assets, rights and obligations of SFE to PETROBRAS and is part of a corporate reorganization process whose goal is to simplify the corporate structure, reduce cost and provide a more efficient management of the assets involved.

1.4.2. Considering that Petrobras holds 100% (one hundred percent) of the shares representing the capital stock of SFE, the Merger Proposal will not lead into a change in the capital stock of Petrobras, in that the financial statements of Petrobras consolidate the accounting records of SFE.

CLAUSE TWO – APPRAISAL OF SFE’s NET EQUITY AND BASE DATE

2.1. The indication of the specialized company APSIS Consultoria e Avaliações Ltda., enrolled with the CNPJ under no. 08.681.365/0001-30, head offices at Rua da Assembleia 35, 12th floor, in the City of Rio de Janeiro – RJ, as responsible for the development of the accounting appraisal report of the Merged Company’s net equity to be transfer to PETROBRAS (“Accounting Appraisal Report”), must be approved by deliberation of SFE’s Members and Special General Meeting of PETROBRAS, in accordance with articles 1.117 and 1.118, both from Civil Code and article 227, of Law 6.404/76.

2.2. APSIS Consultoria e Avaliações Ltda. is a company specialized in accounting valuation that performed at the request of the administration of the PARTIES, (i) the assessment of the net equity of the SFE at book value, based on the information contained in the audited Balance Sheet of the SFE, on June 30, 2013 ("Merger Base Date"), which has verified the value of the net equity to be transferred to PETROBRAS, and (ii) the preparation of the Accounting Appraisal Report (Annex I to this Protocol and Justification), which shall be submitted to the prior review and approval of the shareholders of Petrobras under the law.

CLAUSE THREE – TOTAL NET EQUITY TO BE MERGED

3.1. According to the assessment made in the Valuation Report, the book value of SFE’s net equity to be transferred to PETROBRAS is BRL$ 131,716,008.18 (one hundred thirty-one million, seven hundred and sixteen thousand, eight reais and eighteen cents), subject to the provisions of Clause Fourth below.

3.2. The value of the net equity calculated matches exactly to the active account investment of PETROBRAS, since SFE is a wholly owned subsidiary of PETROBRAS. Thus, as a result of the Merger, it shall be operated in the accounts of PETROBRAS, a mere replacement of PETROBRAS assets represented by its investment account relative to the participation in the capital of SFE by the assets and liabilities included in SFE Balance Sheet.

3.3. The replacement of PETROBRAS investments in SFE by the assets and liabilities shown in the Balance Sheet of the SFE does not imply a change in the value of PETROBRAS net equity.

3.4. The balances of the credit and debit accounts of SFE shall be entered in the accounting books of PETROBRAS, with all the necessary adjustments

3.5. The assets, rights and obligations of the SFE that make up the net equity to be transferred to PETROBRAS, are those detailed in the appraisal report, at book value.

CLAUSE FOUR – EQUITY VARIATION UP TO THE MERGER DATE

4.1. The equity variations in the period between the Base Date of the Merger and the Merger will be effectively absorbed by PETROBRAS and transferred to the books of PETROBRAS by their respective values on the date of the Merger without changing the values adopted in this Protocol and Justification for the realization of the merger.

CLAUSE FIVE – EXTINCTION OF SFE’s QUOTAS

5.1. For the purposes of the Merger proposed in this Protocol and Justification, it shall not be assigned shares of Petrobras to the members, provided that Petrobras owns all of the shares issued by SFE.

5.2. As a result, the 55,555,745 (fifty five million, five hundred and fifty-five thousand, seven hundred forty-five) quotas, of par value of BRL$1.00 (one real), issued by SFE, shall be extinct, based on article 226, paragraph 1 of Law no. 6.404/76, with all the necessary adjustments in the accounting records of PETROBRAS.

5.3. No cancellation or issuance of new shares of PETROBRAS shall not occur under the Merger, nor there will be no change in the amount of its capital stock, so that at the end of the Merger, the capital of PETROBRAS will remain unchanged in the amount of BRL$ 205,410,905,230.50 (two hundred and five billion four hundred and ten million, nine hundred and five thousand, two hundred and thirty reais and fifty cents), divided into 13,044,496,930 (thirteen billion, forty-four million four hundred ninety-six thousand, nine hundred and thirty) non par shares, being 7,442,454,142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight) preferred shares. Consequently, there will be no change in the Articles of Incorporation of PETROBRAS.

CLAUSE SIX – REPORT TO THE BOARD OF DIRECTORS AND APPROVAL BY SFE’S MEMBERS MEETING AND PETROBRAS SHAREHOLDERS’ GENERAL MEETING

6.1. Board of Directors. In compliance with the Articles of Incorporation of Petrobras and Articles of Organization of SFE, the Board of Directors of Petrobras must be informed of the Transaction, confirming the hiring of audit company to assess the net equity of the SFE and, in accordance with article 142, subsection IV of Law No. 6.404/76, convene the Extraordinary General Meeting of Petrobras to decide on the operation.

6.2. Executive Board. The Executive Board of SFE shall give notice to the Advisory Board to convene the Meeting of Shareholders, after prior approval of the Board of Directors of PETROBRAS, to deliberate on the Transaction.

6.3. PETROBRAS General Meeting and SFE’s members meeting. The respective PETROBRAS General Meeting and SFE’s members meeting shall be convened for the implementation of the Transaction, in compliance with the terms and conditions provided by law.

CLAUSE SEVEN – GENERAL PROVISIONS

7.1. Considering that SFE is a wholly owned subsidiary of PETROBRAS, the provisions concerning (i) the exchange ratio and (ii) the repayment to shareholders of SFE do not apply.

NOW, THEREFORE, the parties hereto sign these in two counterparts of the same tenor and to one sole effect before the witnesses who also sign it.

Rio de Janeiro, August 12, 2013.

PETROLEO BRASILEIRO S.A. - PETROBRAS.

Fernando Homem da Costa Filho

Executive Manager of Operations and Investments in Energy

SFE – SOCIEDADE FLUMINENSE DE ENERGIA LTDA.

Jorge Roberto Abrahão Hijjar	José Augusto Silva Machado
Chief Executive Officer	Managing Director

Witnesses:

Name: Eduardo Machado de Souza Araújo ID No.:93.352 – OAB/RJ	Name: Demetrio Shenny Coutinho ID No.: 0961146-6

Valuation Report

RJ-0251/13-01

SFE - SOCIEDADE FLUMINENSE DE ENERGIA LTDA.

Apsis

REPORT:	RJ-0251/13-01	BASE DATE:	June 30, 2013

APPLICANT: **PETRÓLEO BRASILEIRO S.A. PETROBRAS,** hereinafter referred to as **PETROBRAS**.

A company with its head office located at Av. República do Chile, nº 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 33.000.167/0001-01.

A company with its head office located at Rodovia Presidente Dutra, S/N, km 200, Jardim Maracanã, in the City of Seropédica, State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 02.754.200/0001-65.

PURPOSE: To assess the book Net Equity value of **SFE** for the purpose of its merger with and into **PETROBRAS** pursuant to articles no. 226 and 227 of Law no. 6,404/76 (Corporate Law).

Report RJ-0251/13-01 1

Apsis

TABLE OF CONTENTS

1. INTRODUCTION ---- 3
2. PRINCIPLES AND QUALIFICATIONS ---- 4
3. LIABILITY LIMITS ---- 5
4. APPRAISAL METHODOLOGY ---- 6
5. SFE' NET EQUITY APPRAISAL ---- 7
6. CONCLUSION ---- 8
7. LIST OF ATTACHMENTS ---- 9

Report RJ-0251/13-01 2

Apsis

1. INTRODUCTION

A APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with its head office located at Rua da Assembleia, nº 35, 12º andar, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 08.681.365/0001-30, was appointed by PETROBRAS was appointed to assess the book Net Equity value of SFE for the purpose of its merger with and into PETROBRAS, pursuant to articles 226 and 227 of Law No. 6,404/76 (Corporate Law).

In preparing this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information, which include, among others, the following:

- Balance Sheet of SFE, as of June 30, 2013.

APSIS has recently performed appraisals for publicly-held companies, for various purposes, of the following companies:

- AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
- BANCO PACTUAL S/A
- CIMENTO MAUÁ S/A
- ESTA - EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A
- ESTÁCIO PARTICIPAÇÕES S/A
- GERDAU S/A
- HOTÉIS OTHON S/A
- L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A
- LIGHT SERVIÇOS DE ELETRICIDADE S/A
- LOJAS AMERICANAS S/A
- MPX ENERGIA S/A
- PETRÓLEO BRASILEIRO S/A - PETROBRAS
- REPSOL YPF BRASIL S/A
- TAM TRANSPORTES AÉREOS MERIDIONAL S/A
- ULTRAPAR PARTICIPAÇÕES S/A

The APSIS team in charge of preparing this report comprises the following professionals:

- AMILCAR DE CASTRO
  Commercial director
  Bachelor of Laws
- ANA CRISTINA FRANÇA DE SOUZA
  Managing partner
  Civil engineer, post-graduated in Accounting Sciences (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Thecnical director
- ERIVALDO ALVES DOS SANTOS FILHO
  Accountant (CRC/RJ 100990/O-1)
- LUCILIA NICOLINI
  Accountant (CRC/SP 107.639/O-6)
- LUIZ PAULO CESAR SILVEIRA
  Superintendent director
  Mechanical Engineer, MSc in Business Management (CREA/RJ 1989100165)
- MARCIA APARECIDA DE LUCCA CALMON
  Technical director (CRC/SP-143169/O-4)
- MÁRCIA MOREIRA FRAZÃO DA SILVA
  Technical director (CRC/RJ-106548/O-3)
- RENATA POZZATO CARNEIRO MONTEIRO
  Superintendent director
- RICARDO DUARTE CARNEIRO MONTEIRO
  Managing Partner
  Civil Engineer, post-graduated in Economic Engineering (CREA/RJ 1975102453)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

Report RJ-0251/13-01 3

Apsis

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be carefully read.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- In this Report, one assumes that the information received from third parties is correct, and the sources thereof are comprised and mentioned in said Report.
- For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, when existent, which might affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability with regards to the matter of Appraisal, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the recommendations and criteria prescribed by the Associação Brasileira de Normas Técnicas (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards Council (IVSC), in addition to the requirements imposed by different agencies, such as: Comitê de Pronunciamentos Contábeis (CPC), Ministry of Treasury, Banco Central, Banco do Brasil, Comissão de Valores Mobiliários (CVM), Superintendência de Seguros Privados (SUSEP), Regulamento do Imposto de Renda (RIR), Comitê Brasileiro de Avaliadores de Negócios (CBAN) etc.
- The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

Report RJ-0251/13-01 4

3. LIABILITY LIMITS

- To prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true and consistent, and does not have any liability with respect to their reliability.
- The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors. Thus, APSIS is not giving an opinion about the Applicant's financial statements.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work was developed to be used by the Applicant, its partners and other companies involved in the project, aiming at the previously described purpose.

Report RJ-0251/13-01 5

Apsis

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting documents, designed to ascertain whether bookkeeping was accurately conducted and was in compliance with the legal, regulatory, normative and statutory provisions which govern the matter, within the scope of "Accounting Principles Used in Brazil".

We examined the balance sheet of SFE, as well as all other documents required for the preparation of this report, which was prepared on the basis of Balance Sheet of SFE, as of June 30, 2013 (Attachment 1).

It was ascertained that the assets and liabilities of SFE have been duly accounted for.

Report RJ-0251/13-01 6

Apsis

5. SFE' NET EQUITY APPRAISAL

We examined the account books of SFE, as well as all other documents required for the preparation of this report.

The experts have ascertained that the book Net Equity value of SFE, for the purpose of its merger with and into PETROBRAS, is R$ 131,716,008.18 (one hundred and thirty one million, seven hundred and sixteen thousand, eight *reais* and eighteen cents), as of June 30, 2013 as shown in the following table:

SFE SOCIEDADE FLUMINENSE DE ENERGIA LTDA.	ACCOUNTING STATEMENT
BALANCE SHEET - IN REAIS	BALANCE AS OF 06/30/2013
CURRENT ASSETS	58,085,131.41
NON-CURRENT ASSETS	193,221,853.02
LONG-TERM ASSETS	4,079,623.22
FIXED ASSETS	189,088,154.80
INTANGIBLES	54,075.00
TOTAL ASSETS	251,306,984.43
CURRENT LIABILITIES	104,259,682.11
NON-CURRENT LIABILITIES	15,331,294.14
LONG-TERM LIABILITIES	15,331,294.14
NET EQUITY	131,716,008.18
TOTAL LIABILITIES	251,306,984.43

Report RJ-0251/13-01 7

Apsis

6. CONCLUSION

In the light of examinations carried out in the previously mentioned documents and on the basis of APSIS' analyses, the experts have concluded that the book Net Equity value of **SFE**, for the purpose of its merger with and into **PETROBRAS**, is **R$ 131,716,008.18** (one hundred and thirty one million, seven hundred and sixteen thousand, eight *reais* and eighteen cents), as of June 30, 2013. Considering that **SFE** wholly-owned subsidiary of **PETROBRAS**, the merged assets of **SFE** will not change the capital structure of **PETROBRAS.**

Having concluded Report **RJ-0251/13-01**, which consists of 09 (nine) pages typed on one side and 02 (two) attachments, APSIS Consultoria e Avaliações Ltda., CRC/RJ-005112/O-9, a company specializing in the appraisal of assets, legally represented by the signatories below, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, July 17, 2013.

ANTONIO LUIZ FEIJO NICOLAU:28156676734

Assinado de forma digital por ANTONIO LUIZ FEIJO NICOLAU:28156676734 DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ANTONIO LUIZ FEIJO NICOLAU:28156676734 Dados: 2013.08.14 16:31:40 -03'00'

ANTONIO LUIZ FEIJÓ NICOLAU
Director

ERIVALDO ALVES DOS SANTOS FILHO:07862185765

Assinado de forma digital por ERIVALDO ALVES DOS SANTOS FILHO:07862185765 DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ERIVALDO ALVES DOS SANTOS FILHO:07862185765 Dados: 2013.08.14 16:32:27 -03'00'

ERIVALDO ALVES DOS SANTOS FILHO
Accountant (CRC/RJ 100990/O-1)

Report RJ-0251/13-01 8

7. LIST OF ATTACHMENTS

1. SUPPORTING DOCUMENTS
2. GLOSSARY AND APSIS' PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º andar
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 42
Consolação, CEP 01227-200
Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

Report RJ-0251/13-01 9

SOCIEDADE FLUMINENSE DE ENERGIA
Analytical Balance Sheet
BRL
2013.01 -2013.06

Account no.	Balance Sheet Item - Profit and Loss Statement	jun/13
	CURRENT	
	ASSETS	
	Cash and Cash Equivalents	
	Cash	
1101100001	1101100001 ASSETS IN CASH - REVOLVING FUNDS - COUNTRY	1.600,00
	Total Cash	1.600,00
	Banks	
1101200139	1101200139 BANK OF BRAZIL-BRANCH # 3180-1- CURRENT ACCOUNT NO. 11839-7 - OPERATIONS	1.047,39
	Total Banks	1.047,39
	Financial Investments	
1101301017	1101301017 FINANCIAL INVESTMENTS - FIDC (Receivable Fund Issuance)	22.495.756,88
	Total Financial Investments	22.495.756,88
	Total Cash and Cash Equivalents	22.498.404,27
	Accounts Receivable	
	Customers	
1103100001	1103100001 CUSTOMERS - COUNTRY	-196,28
1103100021	1103100021 ACCOUNTS RECEIVABLE - ORDERS TO PROCESS TO THIRD PARTIES	196,28
	Total Customers	0
	Accounts Receivable - Affiliated Entities	
	Subsidiaries and Controlled Companies	
1103300002	1103300002 OTHER OPERATIONS - SYSTEM COMPANY - COUNTRY	20.531.971,72
1103300021	1103300021 ACCOUNTS RECEIVABLE - ORDERS TO PROCESS - SYSTEM COMPANY	2.610.744,73
	Total Subsidiaries and Controlled Companies	23.142.716,45
	Total Accounts Receivable and Affiliated Entities	23.142.716,45
	Other Accounts Receivable	
	Other Amounts	
1103491001	1103491001 SUNDRY DEBTORS - COUNTRY	418,8
1103491011	1103491011 ACCOUNTS RECEIVABLE - EMPLOYEES - RECONCILIATION	189
	Total Other Amounts	607,8
	Total Other Accounts Receivable	607,8
	Total Accounts Receivable	23.143.324,25
	Inventories	
	Materials and Supplies	
1105500001	1105500001 OPERATION MATERIALS	7.324.191,69
	Total Materials and Supplies	7.324.191,69
	Total Inventories	7.324.191,69
	Taxes Recoverable	
	Value-Added Tax on Sales and Services (ICMS) Recoverable	
1107200001	1107200001 ICMS RECOVERABLE	94.359,77
1107200005	1107200005 DEFERRED ICMS - COMPLEMENTARY LAW no.102/2000 - SHORT TERM	1.117,20
	Total ICMS Recoverable	95.476,97
	Income Tax Recoverable	
1107300002	1107300002 INCOME TAX ON FINANCIAL INVESTMENT	0
1107300003	1107300003 INCOME TAX - CIVIL AND COMMERCIAL COMPANIES	0
	Tota Income Tax Recoverable	0
	Civil Servants' Investment Program (PASEP) Recoverable	
1107400003	1107400003 Profit Participation Program and Civil Servants' Investment Program (PIS/PASEP) RECOVERABLE	4.192,98
1107400006	1107400006 DEFERRED PIS / PASEP - TRANSFERS RECOVERABLE	-4.192,98
	Total PASEP Recoverable	0
	Contribution for Social Security Financing (COFINS) Recoverable	
1107500003	1107500003 COFINS RECOVERABLE	19.313,15
1107500006	1107500006 DEFERRED COFINS - TRANSFERS RECOVERABLE	-19.313,15
	Total COFINS Recoverable	0
	Social Contribution Recoverable	
1107600005	1107600005 SOCIAL CONTRIBUTION ON THIRD PARTY RETAINED EARNINGS (CSLL)	0
	Total Social Contribution Recoverable	0
	Other Taxes	
1107900007	1107900007 SOCIAL SECURITY (INSS) TO BE REFUNDED - WITHHELD BY THIRD PARTIES	4.611.765,13
	Total Other Taxes	4.611.765,13
	Total Taxes Recoverable	4.707.242,10
	Prepaid Expenses	
	Advance Payments for Prepaid Expenses	
1106200003	1106200003 ADVANCE SALARY PAYMENT AND OTHER ADVANCE PAYMENTS	494,33
1106200004	1106200004 ADVANCE 13TH SALARY PAYMENT	264.955,96
1106200006	1106200006 ADVANCE VACATION,ALLOWANCE AND BONUS PAYMENTS	146.518,81
	Total Advance Prepaid Expenses Payment	411.969,10
	Total Prepaid Expenses	411.969,10
	Other Current Assets	
	Off Balance Sheet Accounts	
1900000003	1900000003 DEBTORS OF ASSETS AND VALUES	760.896,13
1900000007	1900000007 BALANCING ENTRY OF ASSET VALUES - OTHER AREAS - ASSESSMENT	-12.683.329,77
1900009027	1900009027 PIS / PASEP RECOVERABLE FROM ASSETS - TRANSFER TO ASSESSMENT AREA	63.208,46
1900009028	1900009028 COFINS RECOVERABLE FROM ASSETS- TRANSFER TO ASSESSMENT AREA	291.141,98
1900009099	1900009099 RESIDUAL ASSETS TRANSFER - MIGRATION	12.683.329,77
2900000003	2900000003 ASSETS AND VALUES GIVEN IN CUSTODY	-760.896,13
2900009018	2900009018 PIS / COFINS RECOVERABLE FROM ASSETS - TRANSFER TO ASSESSMENT AREA	-354.350,44
	Total Off Balance Sheet Accounts	0
	Total Other Current Assets	0
	TOTAL CURRENT ASSETS	58.085.131,41

NON-CURRENT ASSETS	
	Long-Term Receivables	
	Advance Payments to Suppliers	
1302402001	1302402001 ADVANCE PAYMENTS - FIXED ASSETS - COUNTRY	206.893,59
1302402901	1302402901 ADVANCE PAYMENTS - FIXED ASSETS - TRANSFER TO ASSETS	206.893,59
1302402902	1302402902 INTERIM ARRANGEMENT - ADVANCE PAYMENT - FIXED ASSETS	-206.893,59
	Total Advance Payments to Suppliers	206.893,59
	Long-Term Taxes Recoverable	
1214000004	1214000004 DEFERRED PIS/PASEP - LONG TERM	63.605,68
1214000005	1214000005 DEFERRED COFINS - LONG TERM	292.971,64
1214000012	1214000012 DEFERRED PIS / PASEP - MATERIALS INVENTORY- LONG TERM INVESTMENT	20,67
1214000013	1214000013 DEFERRED COFINS - MATERIALS INVENTORY - LONG TERM INVESTMENT	95,2
	Total Long-Term Taxes Recoverable	356.693,19
	Deferred Taxes and Social Contribution	
1210000001	1210000001 DEFERRED INCOME TAX - ASSETS - TEMPORARY ADDITION - LONG TERM	2.505.849,82
1210000003	1210000003 DEFERRED SOCIAL CONTRIBUTION - ASSETS - TEMPORARY ADDITION - LONG TERM	902.105,95
	Total Deferred Taxes and Social Contribution	3.407.955,77
	Judicial Deposits	
1211000001	1211000001 JUDICIAL DEPOSITS-LABOR SUITS	108.080,67
	Total Judicial Deposits	108.080,67
	Total Long-Term Receivables	4.079.623,22
	Fixed Assets	
	Land	
1302100001	1302100001 LAND	4.349.718,00
	Total Land	4.349.718,00
	Buildings and Improvements	
1302210001	1302210001 BUILDINGS AND CONSTRUCTIONS	76.380.756,66
1302210002	1302210002 IMPROVEMENTS	7.688.250,68
1302220001	1302220001 BUILDINGS AND CONSTRUCTIONS - ACCUMULATED DEPRECIATION	-34.121.454,66
1302220002	1302220002 IMPROVEMENTS - ACCUMULATED DEPRECIATION	-3.117.361,68
	Total Buildings and Improvements	46.830.191,00
	Equipment	
1302310012	1302310012 EQUIP. AND INSTALL. OF UTILITY- WATER SUPPLY AND DISTRIBUTION SYSTEM	12.082.654,31
1302310013	1302310013 EQUIP. AND INSTALL. OF UTILITY - ELECTRIC POWER DISTRIBUTION SYSTEM	34.068.141,33
1302310015	1302310015 EQUIP. AND INSTALL. OF UTILITY - GAS SUPPLY AND DISTRIBUTION SYSTEM	5.760.339,13
1302310017	1302310017 EQUIP. AND INSTALL. OF STORAGE AND TRANSFER UTILITY	99.279,04
1302310021	1302310021 AUXILIARY TRANSPORTATION EQUIPMENT - LAND	484.262,10
1302310025	1302310025 EQUIP. AND INSTALL. OF WORKSHOPS	651.808,28
1302310026	1302310026 EQUIPMENT AND TOOL MACHINES	160.817,00
1302310027	1302310027 EQUIP. AND INSTALL. OF LABORATORIES	284.057,23
1302310028	1302310028 EQUIP. AND INSTALL. OF PROTECTION AND SAFETY UTILITY	411.175,89
1302310029	1302310029 EQUIP. AND INSTALL. OF COMMUNICATIONS UTILITY	376.791,70
1302310030	1302310030 EQUIP. AND INSTALL. OF ASSISTANCE SERVICES UTILITY	147.356,82
1302310031	1302310031 EQUIP. AND INSTALL. OF OFFICES	775.928,62
1302310032	1302310032 EQUIP. AND INSTALL. OF DATA PROCESSING UTILITY	769.625,36
1302310033	1302310033 EQUIP. AND INSTALL.S FOR OTHER PURPOSES	352.548,19
1302310034	1302310034 EQUIP. AND INSTALL. OF ENVIRONMENTAL IMPACT CONTROL UTILITY	353.435,17
1302310035	1302310035 EQUIP. AND INSTALL. OF DISTRIBUTION UTILITY	205.930,88
1302310039	1302310039 THERMOELECTRIC POWER PRODUCTION EQUIPMENT	414.958.935,06
1302320012	1302320012 EQUIP. AND INSTALL. OF WATER SUPPLY AND DISTRIBUTION UTILITY - ACCUMULATED DEPRECIATION	-11.301.003,31
1302320013	1302320013 EQUIP. AND INSTALL. OF POWER UTILITY - ACCUMULATED DEPRECIATION	-34.051.174,33
1302320015	1302320015 EQUIP. AND INSTALL. OF GAS DISTRIBUTION UTILITY - ACCUMULATED DEPRECIATION	-5.756.623,13
1302320017	1302320017 EQUIP. AND INSTALL. OF STORAGE AND TRANSFER UTILITY - STORAGE SYSTEM - ACCUMULATED DEPRECIATION	-3.818,04
1302320021	1302320021 AUXILIARY TRANSPORTATION EQUIPMENT- LAND - ACCUMULATED DEPRECIATION	-482.432,10
1302320025	1302320025 EQUIP. AND INSTALL. OF WORKSHOPS - ACCUMULATED DEPRECIATION	-348.173,28
1302320026	1302320026 EQUIPMENT AND TOOL MACHINES - ACCUMULATED DEPRECIATION	-160.817,00
1302320027	1302320027 EQUIP. AND INSTALL. OF LABORATORIES - ACCUMULATED DEPRECIATION	-72.963,23
1302320028	1302320028 EQUIP. AND INSTALL. OF PROTECTION AND SAFETY UTILITY - ACCUMULATED DEPRECIATION	-304.439,89
1302320029	1302320029 EQUIP. AND INSTALL. OF COMMUNICATIONS UTILITY - ACCUMULATED DEPRECIATION	-290.733,70
1302320030	1302320030 EQUIP. AND INSTALL. OF ASSISTANCE SERVICES UTILITY - ACCUMULATED DEPRECIATION	-63.825,82
1302320031	1302320031 EQUIP. AND INSTALL. OF OFFICES - ACCUMULATED DEPRECIATION	-575.206,62
1302320032	1302320032 EQUIP. AND INSTALL. OF DATA PROCESSING UTILITY - ACCUMULATED DEPRECIATION	-711.658,36
1302320033	1302320033 EQUIP. AND INSTALL.S FOR OTHER PURPOSES - ACCUMULATED DEPRECIATION	-177.287,19
1302320034	1302320034 EQUIP. AND INSTALL. OF ENVIRONMENTAL IMPACT CONTROL UTILITY - ACCUMULATED DEPRECIATION	-57.406,17
1302320035	1302320035 EQUIP. AND INSTALL. OF DISTRIBUTION UTILITY - ACCUMULATED DEPRECIATION	-80.010,88
1302320039	1302320039 THERMOELECTRIC POWER PRODUCTION EQUIPMENT - ACCUMULATED DEPRECIATION	-285.923.316,06
	Total Equipment	131.582.197,00
	Expansion Projects	
1302401001	1302401001 WORKS IN PROGRESS	6.326.048,80
1302401003	1302401003 WORKS IN PROGRESS- TEMPORARY SETTLEMENTS	0
	Total Expansion Projects	6.326.048,80
	Total Fixed Assets	189.088.154,80
	Intangible Assets	
	Application Systems	
1302500001	1302500001 APPLICATION SYSTEMS - SOFTWARE	270.154,15
1302509001	1302509001 APPLICATION SYSTEMS - SOFTWARE - ACCUMULATED AMORTIZATION	-216.079,15
	Total Application Systems	54.075,00
	Total Intangible Assets	54.075,00
	TOTAL NON-CURRENT ASSETS	193.221.853,02
	TOTAL ASSETS	251.306.984,43
	LIABILITIES AND NET EQUITY	
	CURRENT ASSETS

Suppliers	
	Subsidiaries, Controlled Companies and Affiliated Companies	
	Subsidiaries and Controlled Companies	
2101300001	2101300001 ACCOUNTS PAYABLE - SYSTEM COMPANY - COUNTRY	-135.432,91
2101300008	2101300008 GR/IR RECLASSIFICATION - SYSTEM COMPANY	0
2101300021	2101300021 SUPPLIER LIABILITIES - SYSTEM COMPANY - COUNTRY - TO PROCESS	-360.649,02
	Total Subsidiaries and Controlled Companies	-496.081,93
	Total Subsidiaries, Controlled Companies and Affiliated Companies	-496.081,93
	Suppliers - Thir Parties	
2101100001	2101100001 SUPPLIERS - COUNTRY	-477.686,87
2101100007	2101100007 SUPPLIER LIABILITIES - THIRD PARTIES - COUNTRY - TO PROCESS	-3.609,76
2101100014	2101100014 GR/IR RECLASSIFICATION - SUPPLIERS	-646.400,00
2101900005	2101900005 PROVISION FOR SERVICE CONTRACTS READJUSTMENT	-92.053,05
2101900017	2101900017 INTERIM ARRANGEMENTS - GR/IR - SERVICES	-646.400,00
2101900021	2101900021 BROKER - INTERIM ARRANGEMENTS - GR/IR	646.400,00
	Total Suppliers - Third Parties	-1.219.749,68
	Total Suppliers	-1.715.831,61
	Taxes and Social Contributions Payable	
	Income Tax	
	Income Tax	
2105300004	2105300004 THIRD PARTY WITHHOLDING INCOME TAX - COUNTRY	-5.991,63
	Total Income Tax	-5.991,63
	Current Income Tax and Social Contributions	
1107300005	1107300005 IRPJ (Corporate Income Tax) ON THE PROFIT FOR THE YEAR - ADVANCES	20.319.987,81
1107600004	1107600004 CSLL- SOCIAL CONTRIBUTION ON PROFIT - LAW NO. 8981 - ADVANCES	7.148.110,20
2105300006	2105300006 CURRENT INCOME TAX - IRPJ (CORPORATE INCOME TAX)	-23.246.353,83
2105400001	2105400001 SOCIAL CONTRIBUTION - LAW NO. 7689/88	-8.373.007,38
	Total Current Income Tax and Social Contribution	-4.151.263,20
	Total Income Tax	-4.157.254,83
	Other Taxes	
	Value-Added Tax on Sales and Services (ICMS)	
2105200001	2105200001 ICMS CALCULATION	-1.002,03
	Total ICMS	-1.002,03
	Civil Servants' Investment Program (PASEP)	
2105500003	2105500003 SOCIAL PARTICIPATION -Profit Participation Program and Civil Servants' Investment Program (PIS/PASEP)	-230.682,61
	Total PASEP	-230.682,61
	Contribution for Social Security Financing (COFINS)	
2105600003	2105600003 COFINS - SOCIAL CONTRIBUTION - FINAC SOCIAL SECURITY	-1.061.139,78
	Total COFINS	-1.061.139,78
	Other Taxes and Fees	
2105900003	2105900003 TAX ON SERVICES PAYABLE	-130.537,24
2105900008	2105900008 SUPPLIERS WITHHOLDING FEDERAL TAXES - LAW NO. 10.833/03	-17.395,78
2105900011	2105900011 TAX ON SERVICES WITHHELD AT SOURCE	-18.364,22
2105900013	2105900013 SOCIAL SECURITY (INSS) TAX ON OUTSOURCING	-57.048,27
2105900017	2105900017 SOCIAL SECURITY (INSS) TAX ON THIRD PARTY CONTRIBUTIONS	-2.789,95
2105908002	2105908002 SOCIAL SECURITY (INSS) PAYABLE - THIRD PARTIES -RECONCILIATED ACCOUNT	0
	Total Other Taxes and Fees	-226.135,46
	Total Other Taxes	-1.518.959,88
	Total Taxes and Social Contributions Payable	-5.676.214,71
	Dividends Payable	
2104000009	2104000009 PROPOSED DIVIDENDS - SYSTEM COMPANY	-93.393.016,25
	Total Dividends Payable	-93.393.016,25
	Wages, Vacation and Charges	
2105900016	2105900016 INSS - CONTRIBUTIONS - PAYROLL PAYABLE -RECONCILIATION	-42.917,68
2106100001	2106100001 PAYROLL - LAND - NET AMOUNT PAYABLE	-69.768,60
2106200001	2106200001 PROVISION FOR VACATION AND SOCIAL CHARGES	-2.030.087,30
2106300001	2106300001 PROVISION FOR 13TH SALARY AND SOCIAL CHARGES	-473.022,88
	Total Wages, Vacation and Charges	-2.615.796,46
	Pension Plan	
2109100002	2109100002 ACTUARIAL LIABILITIES- PETROS 2 PLAN - SHORT TERM	-111.000,00
	Total Pension Plan	-111.000,00
	Outras Accounts and Expenses Payable	
	Provisions Made	
	Provision for Profit Sharing	
2107400001	2107400001 PROVISION FOR PROFIT SHARING PAYMENT	0
	Total Provisions for Profit Sharing	0
	Other Provisions	
2106900001	2106900001 OTHER PAYROLL PROVISIONS	-380.000,00
2107900009	2107900009 PROVISION FOR R&D EXPENSES - ANEEL	-231.197,89
	Total Other Provisions	-611.197,89
	Total Provisions Made	-611.197,89
	Sundry Creditors	
2110200002	2110200002 SUNDRY CREDITORS - COUNTRY	-136.625,19
2110200005	2110200005 EMPLOYED CREDITORS	0
	Total Sundry Creditors	-136.625,19
	Total Other Accounts and Expenses Payable	-747.823,08
	TOTAL CURRENT ASSETS	-104.259.682,11
	NON-CURRENT ASSETS	
	Deferred Taxes and Social Contributions	
2204000001	2204000001 DEFERRED SOCIAL CONTRIBUTION LIABILITIES	-2.314.775,03
2204000002	2204000002 DEFERRED INCOME TAX LIABILITIES	-6.429.930,62
	Total Deferred Taxes and Social Contributions	-8.744.705,65
	Pension Plan	
2205100003	2205100003 ACTUARIAL LIABILITIES - PETROS 2 PLAN - LONG TERM	-1.331.808,78

SOCIEDADE FLUMINENSE DE ENERGIA
Statement of Income
BRL
2013.01 -2013.06

Account No.	Balance Sheet Item/Profit and Loss Calculation	jun/13
	STATEMENT OF INCOME	
	GROSS OPERATING INCOME	
	Services	
	Domestic Market	
	System Companies	
3101230001	3101230001 GROSS INCOME FOR SERVICES - COUNTRY - SYSTEM COMPANY	-15.664.468,38
		-15.664.468,38
		-15.664.468,38
		-15.664.468,38
	Leasings and Charterings	
	System Companies	
3101330001	3101330001 EQUIPMENT CHARTERINGS - SYSTEM COMPANY	-122.762.966,40
		-122.762.966,40
		-122.762.966,40
		-138.427.434,78
	SALES CHARGES	
	Services	
	System Companies	
3201230001	3201230001 PASEP - SYSTEM COMPANIES - SERVICES	2.284.052,70
3201231001	3201231001 COFINS - SYSTEM COMPANIES - SERVICES	10.520.485,02
3201233001	3201233001 TAX ON SERVICES (ISS) - SYSTEM COMPANIES	783.223,44
		13.587.761,16
		13.587.761,16
		13.587.761,16
	NET OPERATING INCOME	-124.839.673,62
	COST OF SOLD PRODUCTS AND SERVICES	
3301200005	3301200005 COMPLEMENTARY COST ADJUSTMENTS	0
3301300004	3301300004 MATERIALS INVENTORY VARIATIONS	0
3301309999	3301309999 CONSUMPTION MATERIALS COST VARIATION - PRD	-0,08
3301400001	3301400001 COST OF SERVICES PROVIDED	12.872.420,81
3301500001	3301500001 COST OF EQUIPMENT CHARTERING	6.126.535,00
		18.998.955,73
	GROSS PROFIT	-105.840.717,89
	OPERATING INCOME AND EXPENSES	
	Financial Expenses and Income	
	Financial Expenses	
	Third Parties	
3402100001	3402100001 FINANCIAL EXPENSES - THIRD PARTIES	44.384,20
	3402100001 FINANCIAL EXPENSES - THIRD PARTIES	44.384,20
	System Companies	
3402300001	3402300001 FINANCIAL EXPENSES - SYSTEM COMPANIES	0
		0
		44.384,20
	Financial Income	
	Third Parties	
3403100001	3403100001 FINANCIAL INCOME - FIXED INCOME INVESTMENTS - COUNTRY	0
3403100017	3403100017 FINANCIAL INCOME - FIDC (Receivable Fund Issuance)	-657.531,06
3403100021	3403100021 FINANCIAL INCOME - DEPOSITS NOT PASSED INTO MATTER ADJUDGED	-3.303,30
		-660.834,36
		-660.834,36
		-616.450,16
	Net Exchange and Monetary Variations	
	Assets	
	Third Parties	
3404100006	3404100006 THIRD PARTY MONETARY UPDATE - OTHERS	0
3404100008	3404100008 MONETARY UPDATE OF DEPOSITS NOT PASSED INTO MATTER ADJUDGED	684,89
		684,89
		684,89
	Liabilities	
	Third Parties	
3404201004	3404201004 EXCHANGE VARIATION - FINANCIAL INSTITUTIONS - OTHERS	0
		0
	System Companies	
3404600001	3404600001 MONETARY UPDATE OF LIABILITIES - SYSTEM COMPANY	3.886.251,94
		3.886.251,94
		3.886.251,94
		3.886.936,83
	General and Administrative Expenses	
	Administrative	
3405000003	3405000003 ADMINISTRATIVE EXPENSES	4.664.128,59
		4.664.128,59
		4.664.128,59
	Tax Expenses	
3406001001	3406001001 OTHER TAX EXPENSES	27.142,24
		27.142,24
	Other Net Operating Income and Expenses	
	Other Income and Expenses	
3409600003	3409600003 CONTRACTUAL PENALTIES APPLIED TO SUPPLIERS - COUNTRY	0
3409600099	3409600099 OTHER OPERATING INCOME	-0,01

Glossário

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

1

Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

2

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

3

Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension

4

funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company's operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property's remaining life.

Replacement Cost - a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

5

Reproduction Cost Less Depreciation - a property's reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset - estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample - set of market data representative of a population.

Scrap Value - market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area - resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area - real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation - act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

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Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company´s needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investiment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - IMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS
IOCHPE MAXION
JBS
KRAFT FOODS
L'ORÉAL
LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LORINVEST (LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Rio de Janeiro

Rua da Assembleia, 35 - 12º andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

An independent member of
Morison International

Business Proposal – Company APSIS

THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Business Proposal

RJ – 0251/13 C

Company: PETROLEO BRASILEIRO

S.A. – PETROBRAS

Att.: Mr. Marco Queiroz

Proposal RJ 0251/13 C

Rio de Janeiro, July 14, 2013.

PETROLEO BRASILEIRO S.A. – PETROBRAS
Av. República do Chile, 65 – Centro
Rio de Janeiro   RJ

Att.: Marco Queiroz

Dear Marco

Upon request, we are pleased to submit our proposal for the provision of services.

ABOUT APSIS

Apsis is a company operating in the market since the 70’s, providing integrated services in the area of property consulting for companies in Brazil and worldwide.

APSIS is committed to a strict quality standard offering an expeditious and customized assistance. Our large experience throughout the different sectors of the economy is an aid tool to clearly identify the needs of your company, and provide simple and smart solutions that meet the requirements of your business.

Our appraisals are performed by a multidisciplinary team, highly qualified and acquainted with the changes and needs of the market, in full compliance with the international accounting standards (IFRS) published and reviewed by the International Accounting Standards Board (IASB), the Accounting Approval Committees, ABNT and other rules and standards concerned.

We  are  member  of  the  Brazilian  Business  Appraisers  Committee  (CBAN),  the  National Association of Finance, Administration and Accounting Executives (ANEFAC).

We are independent members of Morison International, a global association of accounting, audit and consulting companies that operates in 65 countries with over 90 associates.

OUR SERVICES

Corporate Restructuring  Appraisal

▪      Appraisal  Independent  Reports
▪       Merger and  Spin-off  Reports
▪      Assets  Appraisal  in  Investment  Funds,  Shareholding  and  Real  Estate
▪      Capital  Increase
▪      Public  Share  Offering  (OPA)
▪      Net  Equity  and  Market  (Exchange  Relation)
▪      Alternative Dispute  Resolution  (ADR)

Financial  Statements  Appraisal  – Fair Value

▪      Business  Combination  (Intangible  Assets  and  Premium/  Goodwill)
▪      Impairment  Test  (Assets  Impairment)
▪      Intangible  Assets  (Marks,  Software  and  Others)
▪      Economic  Useful  Life,  Net  Book  Value  and  Replacement  Value
▪      Investment  Property
▪      Purchase  Price  Allocation  (PPA)
▪      Biological Assets

Corporate Finance

▪      Appraisal  of  Companies,  Marks  and  Other  Intangible  Assets
▪      Mergers & Acquisitions
▪      Fairness  Opinion
▪      Investors  Prospect  and  Opportunities
▪      Feasibility  Studies
▪      Strategic  Financial  Modeling
▪      Performance Indicators  Analysis

Fixed Assets  Management

▪      Accounting  Reconciliation
▪      Equity  Outsourcing

Real Estate  Valuation

▪      Financial  and  Economic  Feasibility  Studies
▪      Legal  Audit
▪      Economic  Useful  Life,  Residual  and  Replacement  Value
▪      Profitability  Analysis  of  Real  Estate  Portfolios
▪      Structural  Engineering  Appraisal
▪      Purchase and  Sale  Value/  Rental
▪      Bank  Guarantee/  Payment  in  kind
▪      Insurance
▪      Tax  Review  (IPTU/ITBI)

3

OUR CLIENTS

AÇÚCAR GUARANI (TEREOS FRANÇA)	GP INVESTIMENTOS
ALL AMÉRICA LATINA LOGÍSTICA	HYPERMARCAS
ALIANSCE SHOPPING CENTERS	IDEAISNET
ANDRADE GUTIERREZ	INBRANDS
ANHANGUERA	IOCHPE MAXION
AMBEV	JBS
AQUILLA ASSET MANAGEMENT	KRAFT FOODS
ARCELOR MITTAL	LAFARGE
AYESA INTERNATIONAL	LIGHT
BANK OF AMERICA MERRILL LYNCH	LIQUIGÁS
BHG – BRAZIL HOSPITALITY GROUP	LOBO & IBEAS ADVOGADOS
BIAM GESTÃO DE CAPITAIS	LOJAS AMERICANAS
B&MA BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS	LORINVEST (LORENTZEN)
BM&F BOVESPA	MACHADO MEYER, SENDACZ E OPICE ADVOGADOS
BNDES	MAGNESITA
BNY MELLON	MARFRIG
BRASIL FOODS (SADIA, PERDIGÃO)	MATTOS FILHO ADVOGADOS
BRASKEM	MICHELIN
BRAZIL PHARMA	MULTIPLAN
BR MALLS	OI SA
BR PROPERTIES	OWENS ILINOIS AMERICA LATINA
BROOKFIELD INCOPORAÇÕES (BRASCAN)	PÁTRIA INVESTIMENTOS
BTG PACTUAL	PETROBRAS
BUNGE FERTILIZANTES	PINHEIRO GUIMARÃES ADVOGADOS
CAMIL ALIMENTOS	PINHEIRO NETO ADVOGADOS
CARLYLE BRASIL	PONTO FRIO
CASA & VIDEO	PROCTER & GAMBLE
CAMARGO CORREA	PSA PEUGEOT CITROEN
CARREFOUR	QUATTOR
CCX – EBX – IMX – LLX MMX	REPSOL YPF
CEG	REXAM
CIELO	RIO BRAVO
CLARO	ROTSCHILD & SONS
COCA COLA	SÁ CAVALCANTE
COMITÊ OLÍMPICO BRASILEIRO COB	SHELL
CONTAX	SHV GÁS BRASIL
CPFLCORSAN	SOUZA, CESCON ADVOGADOS
CSN COMPANHIA SIDERÚRGICA NACIONAL	TAURUS
EMBRAER	TELOS FUNDAÇÃO EMBRATEL
EMBRATEL	TIM BRASIL
ENERGISA	TOTVS
ESTÁCIO PARTICIPAÇÕES	TRENCH, ROSSI E WATANABE ADVOGADOS
ESTALEIRO ALIANÇA	ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ETERNIT	ULTRAPAR
FEMSA BRASIL	UNIMED
FGV FUNDAÇÃO GETÚLIO VARGAS	VEIRANO ADVOGADOS
FGV – PROJETOS	VEREMONTE
FOZ DO BRASIL	VIVO
FRESH START BAKERIES (EUA)	VOTORANTIM
GAFISA	XP INVESTIMENTOS
GENERAL ELETRIC DO BRASIL (GE)	WHEATON BRASIL
GERDAU	WHITE MARTINS
GETNET
GOL LINHAS AREAS INTELIGENTES
GOUVÊA VIEIRA ADVOGADOS

1. Scope  of  work

1.1 Scenario

PETROLEO BRASILEIRO  S.A.  –  PETROBRAS  (“PETROBRAS”)  is  a  Brazilian  publicly  held,  mixed capital company,  having  the  Federal  Government as  its  main  shareholder  operating  in  the energy sector.

According  to  agreements  made,  Petrobras  shall  take  over  the  net  equity  of  two  companies (both portfolio  companies) by its  book  value  and  has  contacted  APSIS  in  order  to  assist  in  the development  of  reports  in  compliance  with  the  accounting  practices  adopted  in  Brazil.  The reports  shall  be  issued  both  in  Portuguese,  English  and  Spanish  versions.

1.2 Project  description

SCOPE 1

Development of  appraisal reports at book  value  of  the  net  equity  of  company SFE –  Sociedade Fluminense  de  Energia  S/A,  in  compliance with the  accounting  practices  adopted  in  Brazil,  on base  date  of  June  30,  2013,  for  the  purposes  of  merger  by  PETROBRAS,  as  provided  for  in articles 226  and  227  of  Law  6404/76.

SCOPE 2

Development of  appraisal  reports  at  book  value  of  the  net  equity  of company Termoaçu  S/A,  in compliance  with  the  accounting  practices adopted in  Brazil,  on  base  date  of  June  30,  2013,  for the purposes  of  merger  by  PETROBRAS,  as  provided  for  in  articles  226  and  227  of  Law  6404/76.

1.3 Required  Documentation

✓     By‐laws or  articles  of  organization,  or  qualification  of  the  company(ies)  involved  in  the operation (Trade  name,  CNPJ,  and  head  office  address);

✓     Balance  sheet  of  companies  involved  in  the  analysis  (including  affiliates  and  subsidiary companies)  at  the  base  date  of  the  appraisal;

✓     In  case  there  is  registered  intangible  asset,  send  an  opinion  and/or  impairment  test;

✓     Protocols and  minutes  of  corporate  documents,  if  any;

✓     Corporate  schedule;  and

✓     Audit  report,  if  any.

1.4. If  the  documentation and/or the  information  required  for  the  development  of  the proposed work  are  not  provided  by  the  client,  and  its  obtainment  or  development  require additional hours  of  work  by  the  APSIS  team  involved in the  project,  such  hours  shall  be computed and  charged  according  to  the  hour/man rate in  effect.  The  same  shall  apply  when the documentation  or  information  are  replaced  after  the  commencement  of  the  project.

1.5. Any  work  not  described in the  scope  of  this  proposal,  directly  or  indirectly  related  to  the scope herein  referred  to,  which  may  be  performed by APSIS  due  to  Client’s  request,  shall  be charged as  additional  hours  by  the  APSIS  team

5

involved in  the  project,  or,  if  required,  it  may  be  the  object  of  a  different  proposal.  The  said hours shall  be  computed  and  charged  according  to  the  man/hour  table  rate  in  effect.

1.6. The  scope  of  the  proposal  does  not  include  the  hours  used  for  clarifications made to  the Audit department. The  hours  that  may  be  necessary  shall  be  charged  according  to  the man/hour table  rate  in  effect.

2. Methodology

Despite of  the  considerable  differences  between  the  existing  appraisal  methodologies, all of them  derive  from  the  same  principle  of  replacement  value,  which  provides  that  the  investor will not  have  to  spend  more  money  to  get  a  similar  new  item.  A  summary  of  the  appraisal methodologies is  set  out  below.

▪      Market   Based   approach   –   The   purpose   of   this   methodology   is   to   compare   the appraised company  with  others recently sold  or  being offered in  the  market (multiples or  stock  market  value).

▪      Asset  Based  approach  –  A  type  of  business  valuation  that  focuses  on  a  company's  net asset value,  or  the  fair‐market  value  of  its  total  assets  minus  its  total  liabilities.

▪      Income  Based  approach  –  Also  known  as  discounted  cash  flow.  The  sum  of  all  future discounted flows  is  the  company's  present  value  (future  value  converted  into  present value by  means  of  an  appropriate  rate).

The following  table  summarizes  the  methodologies described  above  and  pinpoints  its indications,  difficulties  and  advantages. APSIS shall  determine  the  most  appropriate methodology to  be  used  in  the  proposed  object.

APPROACH	MARKET	MARKET	ASSETS	INCOME
METHOD	Multiple	Share Price	Market Value	Discounted Cash Flow
(DCF)
Sector for multiple
	indicators	Company traded in stock Intensive capital company Cash generation company
Company generates low
	Relevant market of similar	Meaningful market of	value by operational	Risk of company may be
INDICATORS	companies	similar companies	activity	measures (discount rate)

Flexibility to measure
opportunities,
	Evaluates investors and	Include market trends and	Appraisals based on the	competitive advantages,
	other players perception	expectation for future	company’s history	growth and business
	on the market	results	(traditional)	profile

ADVANTAGES	Transaction amounts			Reflects the expected
		Information available to	Traditional appraisal	return in relation to risk
	include control premium	the market	method	(sector, company and
	and liquidity			country)
Separate from the
	transaction values,			Macro and
	portions relative to	Similar companies may	Appraisal of non audited	microeconomic changes
	control premium and	add different perspectives	companies	have affected projected
	liquidity			scenario
DIFFICULTIES
	Limited samples, only a	Emerging markets are		Sensitivity: capital
Does not include trends
	few buyable companies	affected by short term		structure and discount
and economic potential
	(similar)	macroeconomic variables		rate

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3. Service Presentation

The final report shall be presented in a Digital format, that is, a Portable Document Format (PDF) with digital certification*, and shall be available in an exclusive environment for the Client in our extranet site for the period of ninety (90) days.

Upon Client’s request, APSIS shall made available, free of charge, in up to five (05) business  days, an original copy on printed format.

* Digital certification – identification technology that enables electronic transactions of different types to be performed respecting its integrity, authenticity and confidentiality character, in order to avoid alteration, capture of private information and the occurrence of other types of improper actions.

3. Deadline

5.1.        According  to  the  schedule  included  in  Clause  Four,  APSIS  shall  submit  draft  of  the report(s) according to the  following  timetable: Scope  1)  up  to  July  19,  2013;  Scope  2)  in  up  to ten (10)  business  days  (Diagnosis  and  Development  Stages),  after  receiving  documentation/ information required  for  the  performance  of  the  work.

5.2.      After  receiving the  report  draft,  the  client  will  have  twenty  (20)  days  to  request clarifications and approve  the  draft  for  the  issuance  of  the  final  report.  After  said  time  limit elapses, APSIS  shall  consider  the  work  as  completed, and will  be  entitled  to  issue  the  final invoice, regardless  of  the  issuance  of  the  final report. After  the  approval  of  the  draft, Apsis will have seven  (07)  days  to  issue  the  final  report.

5.3.        The  service  will  start  upon  the  express  approval  of  the  proposal  and  upon  receipt  of the  full  documentation  required.

5.4.        Any  changes  requested  to  be  made  after  the  delivery  of  the  Digital  Report  are  subject to a  new  price  quote.

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6. Professionals  Fees

6.1.       The  professionals’ fees for  the  execution  of  the  works,  including  all  charges  (tax,  fees, tax and non tax contributions)  shall  total  BRL$  35,772.30  (thirty  five thousand,  seven  hundred and seventy  two  brazilian  reais  and  thirty  cents)  to  be  paid  as  follows:

Scope 1

BRL$ 11,867.69  (eleven  thousand  eight  hundred  and  sixty  seven  brazilian  reais  and sixty nine  cents).

✓    100%  (one  hundred  percent)  of  the  total  amount  at  the  time  of  delivery  of  the Digital Report or  after  twenty  (20)  days  after  the  delivery of  the  draft,  whatever occurs first.

Scope 2

BRL$ 23,904,61  (twenty  three  thousand,  nine  hundred  and  four  brazilian  reais  and sixty one  cents).

✓    100%  (one  hundred  percent)  of  the  total  amount  at  the  time  of  delivery  of  the Digital Report or  after  twenty  (20)  days  after  the  delivery of  the  draft,  whatever occurs first.

6.2.       For  each  aforementioned  stage  the  invoice  due  date  shall  correspond  to  thirty  (30) days  as  of  the  occurrence of  each  event  that  gave  rise  to  the  charge.  After  due  date,  one percent  (1%)  monthly  interest  shall  incur  on  the  net  value  of  the  invoice,  plus  2%  default  fine on  the  amount  of  the  invoice.

6.3.       Any  activity  that  goes  beyond  the  scope  of  service  shall  be  reported to the  client  and charged by  means  of  issuance  of  an  activity  report  provided  by  APSIS.  Such report shall  include date, description  of  activities  and  time  spent.

7. Validity

This proposal  is  valid  until  December  31,  2013.

8. Confidentiality

APSIS is  committed  to  the  strictest  confidentiality  in  respect  of  the  proprietary  information disclosed by the  time  of  the  provision of  services. For  the  purposes of  this  proposal, it shall  be considered as  confidential  information  each  and  every  information disclosed to  APSIS  due  to the services  to  be provided, directly  or  indirectly.  Such  confidential  information  include  all type of  disclosing,  whether  it  is  verbal,  written,  recorded  and  computerized,  or  disclosed  by  any other  mean  by  the  client  or  obtained  in  view  of  observation, interviews or  assessments, including, and  without  limitation,  each  composition, machinery,  equipment,  records,  reports, drafts, use  of  patent  and  documents,  procedures, techniques, models, and  every  tangible  and intangible  incorporation  of  any  nature.

9. General Conditions

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9.1.       The  basic  parameters  relative  to  the  scope  of  the  service  shall  be  defined  immediately after the  approval  of  the  proposal  to  assist  the  planning  of  the  works  to  be  executed.

9.2.       The   scope   of   this   work   does   not   include   neither   the   auditing   of   the   financial statements nor  the  review  of  works  performed  by  the  client’s  auditors.

9.3.       This  proposal may be  terminated,  if  mutually agreed between  the  parties. In  this  case, APSIS shall  be  entitled  to  receive  the  payment of  fees  for  work  as  provided for  in  Clause  Six herein, pro  rata.

9.4.       All  travel  and  lodging  expenses  outside  the  Great  Rio  and  Sao  Paulo,  if  necessary  for the performance  of  the  services  are  not  included  in  the  proposal/  agreement,  and  shall  be charged separately,  being  subject  to  previous  approval  of  the  client.  If  APSIS  is  responsible to decide  whether  or  not  to  make  such  expenses,  the  reimbursement shall be  performed  by submission  of  receipt,  clear  from  all  tax,  since  it  is  not  part  of  the  object  of  the  agreement.

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10. Approval  and  Agreement

Upon approval,  the  proposal  must  be  signed  by  the  Legal  Representative  of  the  client  and returned  to  the  service  provider,  followed  by  all  required  documentation for the  proper commencement  of  the  works.

When the  proposal is returned to the  service  provider, it shall  assume  the  form  of  agreement, as provided  in  the  applicable  civil  law.

In witness  whereof  the  legal  representative  of  the  parties  hereto  execute  this  proposal,  which shall  automatically   converted   into   a   service   agreement,   with   10   (ten)   pages   in   two counterparts  of  equal  form  and  content.

Looking forward  to  hear  from  you. Yours,

ANTONIO LUIZ FEIJÓ NICOLAU

Director

Approval:
Rio de Janeiro [ ] [ ], 2013.

Legal Representative
Position:
CNPJ:

Witness 1		Witness 2
Agnes Anne Ribeiro Nascimento
CPF(Taxpayer No.): 056 313 427 58		CPF(Taxpayer No.):

RIO DE JANEIRO	SÃO PAULO
Rua da Assembleia, 35 12° andar	Av. Angélica, 2503, Conj. 42
Centro Rio de Janeiro RJ	Consolação – São Paulo – SP
CEP: 20011 001	CEP: 01227 200
Telefone: +55 21 2212 6850 Fax: +55 21 2212 6851	Telefone: +55 11 3666 8448 Fax: +55 11 3662 5722

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INFORMATION TO SHAREHOLDERS

ITEM VII

WAIVER OF THE PREEMPTIVE RIGHT TO THE SUBSCRIPTION OF

CONVERTIBLE BONDS OF SETE BRASIL

Dear Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS (“Company”) hereby presents, in relation to the waiver by the Company of the preemptive right to the subscription of convertible bonds (“SCBs”) to be issued by Sete Brasil Participações S.A. (“Sete Brasil”), item “VII” of the Agenda of Extraordinary General Meeting to be held on 09/30/2013, the following information to the Shareholders:

The purpose of the waiver by Petrobras of the right to subscribe SCBs is to allow the admission of BNDES/BNDESPar as a shareholder of Sete Brasil, in order to obtain funds for the execution of the Rig Project.

The purpose of the Rig Project is the construction of 29 drilling rigs, twenty eight of which will be constructed upon a charter agreement between the companies belonging to the shareholding structure of Sete Brasil and Petrobras and are intended for the Exploration Projects and Production Development provided in the Business and Management Plan of Petrobras (BMP 2013 – 2017).

On 12/01/2010, the Executive Board authorized the interest of Petrobras in the capital stock of Sete Brasil, in the percentages of at least 5% and at most 10%.

Petrobras directly owns an interest of 5% in the capital stock of Sete Brasil and holds 4.59% of the membership interests of the Rig Investment Fund, which is the owner of 95% of the shares of Sete Brasil. Thus, the interest owned by Petrobras in Sete Brasil, directly (5%) and indirectly, through the Rig Investment Fund (4.36% = 4.59% out of 95%), is equal to 9.4%. The Rig Investment Fund gathers the other shareholders of Sete Brasil (on a major basis, pension funds and banks).

Since its conception, a relevant interest owned by the Brazilian Development Bank (BNDES) in the financing of the Rig Project was contemplated. According to the Business Plan of Sete Brasil, such interest is estimated in US$ 12.75 billion, corresponding to 50% of the total financing of the investment of the Project, in the amount of US$ 25.5 billion.

In the second semester of 2012, the Bank informed Sete Brasil its intent to own an interest in the equity of the Project, using the system of convertible bonds (SCBs), through its subsidiary BNDESPar.

The transaction of issuance of SCBs will be as follows:

  . Total amount limited to R$ 1.2 billion;

  . Period of 11 years (convertibility up to the sixth year, from which period SCBs becomes a common bond) and

  . Cost calculated according to the IPCA plus 5% p.y. up to the sixth year and, within the remaining five years, if the bonds are not converted into shares, it must be calculated according to the IPCA plus 9% p.y..

If the shareholders of Sete Brasil (Petrobras and the Rig Investment Fund) exercise the preemptive right to the subscription of such SCBs and BNDESPar purchases them and chooses to convert them into shares of Sete Brasil, the interest of Petrobras is expected to be diluted from 9.4% to around 8.5% of the capital stock of Sete Brasil.

Thus, pursuant to article 40, sub-item XV, of the Articles of Organization of the Company, the Board of Directors submits for evaluation and resolution by this Extraordinary General Meeting the proposal of waiver by Petrobras of the preemptive right to the subscription of convertible bonds to be issued by Sete Brasil Participações S.A., according to the Private Deed of the 2nd Private Bond Issuance, upon floating charge issued by Sete Brasil Participações S.A. and the Private Contract for the Subscription of Bonds of the 2nd Private Bond Issuance, upon floating charge issued by Sete Brasil Participações S.A. and Other Covenants (Annexes I and II). Furthermore, find attached information requested in Article 8 of CVM Instruction 481/09 (Annex III).

Maria das Graças Silva Foster
CEO
Petróleo Brasileiro S.A. - PETROBRAS

DRAFT

PRIVATE INSTRUMENT OF SUBSCRITION COMMITMENT OF DEBENTURES OF 2ND PRIVATE ISSUANCE OF DEBENTURES CONVERTIBLE INTO SHARES, WITH FLOATING CHARGE, ISSUED BY SETE BRASIL PARTICIPAÇÕES S.A. AND OTHER AGREEMENTS ENTERED BY AND BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, THE ISSUING COMPANY AND ITS CONTROLLING SHAREHOLDER AS FOLLOWS:

BNDES PARTICIPAÇÕES S.A. - BNDESPAR, wholly-owned subsidiary of BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL - BNDES, with headquarters in Brasilia, Distrito Federal, and offices in this City of Rio de Janeiro, at Avenida República do Chile No. 100 - part, enrolled with National Register of Legal Entities of the Ministry of Finance ("CNPJ / MF") under No. 00.383.281/0001-09 herein duly represented pursuant to its Articles of Incorporation, hereinafter referred to as "BNDESPAR";

SETE BRASIL PARTICIPAÇÕES S/A, joint stock company, with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Humaitá, 275, sala 1302, Humaitá, CEP 22261-005, enrolled with CNPJ/MF Brazilian Registry of Legal Entities under no. 13.127.015/0001-67, herein represented by its articles of incorporation, hereinafter referred to as “ISSUING COMPANY” or “COMPANY”;

INVESTMENT FUND IN PARTICIPAÇÕES SONDAS, enrolled with CNPJ/MF Brazilian Registry of Legal Entities under no.12.396.426/0001-95 and registered with the Securities and Exchange Commission ("SEC") under No. 431-6, herein represented by its trustee, CAIXA ECONÔMICA FEDERAL, a financial institution under the form of a public company, governed by statutes approved by Decree n. º 6.473, of June 5, 2008, authorized by CVM to manage investment funds and securities portfolios, based in Brasilia, Distrito Federal, Setor Bancário Sul, Quadra 4, Lots 3 e 4, 21º andar, Asa Sul through its Vice President of Third-Parties Asset Management, domiciled in the city of São Paulo, State of São Paulo, at Avenida Paulista 2300 , 11th floor, enrolled with the CNPJ / MF under n. º 00.360.305/0001-04, herein represented by its legal representatives as provided in its articles of incorporation ("FIP Sondas");

FIP SONDAS hereafter referred to as "CONTROLLING SHAREHOLDER" and, together with BNDESPAR and the ISSUING COMPANY, hereinafter simply referred to as "Parties" and severally and indistinctly as a "Party";

hereby mutually agree to execute this “Private instrument of Subscription commitment of debentures of the 2nd Private Issuance of Debentures, with Floating Charge, Convertible into Shares Issued by Sete Brasil Participações S/A and other agreements” (“Agreement”) which shall be ruled by the following provisions and rules.

The capitalized terms used in this Agreement, whether in singular or plural and which are not otherwise defined in this Agreement have the meanings ascribed to them in "Private Deed of 2nd Private Issuance of Debentures Convertible into shares, with Floating Charge, issued by SEVEN BRAZIL EQUITY S / A ", which includes the present Agreement, as Annex I (" Indenture ").

CLAUSE ONE
CURRENT CAPITAL STRUCTURE

1.1 The subscribed and paid up capital of the ISSUING COMPANY on base date of xx/xx/2013 is BRL$ [  ] with a total of [  ] common shares, all nominative and without par value.

CLAUSE TWO

CORPORATE APPROVAL AND APPLICATION OF RESOURCES

2.1 In the Special General Meeting of the ISSUING COMPANY held on xx/xx/2013] it was approved the Issue (as defined in item 3.1) ("AGE").,

DRAFT

2.1.1 - The Business Plan presented by the COMPANY and considered by BNDESPAR for approval of this Agreement consists of the construction in Brazil of 29 (twenty-nine) ultra-deepwater rigs, among which 28 (twenty-eight) rigs will be chartered for Petróleo Brasileiro SA - Petrobras.

2.1.2 – The proceeds from the payment of the debentures will be allocated to the Business Plan, as provided in Section 2.1.1 above, and other related projects of the COMPANY, except for payment of bridge loans incurred by the COMPANY for the construction of said rigs ("Application of resources "or" Project ").

CLAUSE THREE

CHARACTERISTICS OF ISSUE AND DEBENTURES

3.1 As provided in the Indenture, it will be issued a total of 400,000 (four hundred thousand) debentures convertible into common shares issued by the COMPANY ("Debentures"), in a single series, Floating Charge type, with a nominal value of BRL$ 3,000.00 (three thousand reais), which is updated in accordance with the Indenture ("Updated par Value"), resulting in a total nominal value of BRL$ 1,200,000,000.00 (one billion two hundred million reais), the date of issue ("Issue").

3.2 The date of issue is defined as provided in the Indenture ("Issue Date") and the maturity of the Debentures shall be eleven (11) years from the Issue Date ("Maturity of Debentures").

3.3 The placement of the Debentures will be private and it will be provided to the shareholders of the ISSUING COMPANY, the preemptive right to subscribe for Debentures ("Right of First Refusal") provided for in paragraph 3 of Article 171 of Law n. 6,404 of December 15, 1976, as amended ("Corporation Law"), in proportion to the number and type of shares issued by the issuing COMPANY they hold for a period of thirty (30) days from the date of the AGE, unless in the event of an express waiver of the preemptive rights before the legal deadline.

3.4 The other characteristics of the Issue and the Debentures are described in the Indenture.

CLAUSE FOUR
SUBSCRITION COMMITMENT

4.1 A BNDESPAR, subject to the provisions of section 4.2 and in Clause Five below, undertakes to pay up and subscribe up to 400,000 (four hundred thousand) Debentures, corresponding to a total nominal value of BRL$ 1,200,000,000.00 (one billion two hundred million reais), on the Issue Date, which will be updated and increased of Compensation, in accordance with items 12 and 13 of Clause III of the Indenture, calculated pro rata from the Issue Date until the date of actual payment of the Debentures ("Subscription Guarantee"). The Subscription Guarantee will include the positive obligation under the terms of Clause Five, of subscription and payment of all Debentures, considering that all shareholders of the ISSUING COMPANY would have waived their preemptive rights to subscribe for debentures in favor of BNDESPAR.

4.2 The subscription and payment price of the Debentures will be equal to the Updated Face Value plus Remuneration expected in the Indenture, calculated pro rata from the Issue Date until the date of actual payment of the Debentures by BNDESPAR, less any financial events, anticipated or not in the Indenture for this period, being a financial event understood as interest installments, amortization and others that may change the unit price.

4.3 The Debentures will be subscribed and paid up as follows:

4.3.1. First Subscription ("1st Lot"): Within ten (10) days of proof of compliance with the conditions set out in section 5.1, BNDESPAR shall subscribe 255,000 (two hundred fifty five thousand) Debentures totaling BRL$ 765,000,000.00 (seven hundred sixty-five million reais), updated in accordance with item 4.2.

DRAFT

4.3.2. Initial Payment: Upon First Subscription, BNDESPAR shall pay [  ] 1 Debentures totaling [  ], updated in accordance with item 4.2.

4.3.3. Other payments of the 1st Lot: The other payments the 1st Lot shall be held within thirty (30) days of receipt by BNDESPAR written notice sent by ISSUING COMPANY, indicating the number of debentures to be paid, subject to the provisions of clause five.

4.3.4. Subscriptions and payments Remaining: Subscription and payment of the remaining 145,000 (one hundred forty five thousand) Debentures will be made after payment of all Debentures for the 1st Lot. The remaining subscriptions and payments will be held within thirty (30) days of receipt by BNDESPAR of written notice sent by ISSUING COMPANY, indicating the number of Debentures to be subscribed and paid, subject to the provisions of Clause Five. The Remaining subscriptions and payments may be made in one or more lots, but each Debenture shall be subscribed and paid at the same time.

4.3.5. The payment of the Debentures will be made in local currency.

4.3.6. At the end of the period of 48 (forty eight) months after the Issue Date, the ISSUING COMPANY will have the option to request the subscription and payment of all Debentures not yet subscribed and paid, and in case of failure to exercise this prerogative by the ISSUING COMPANY, the Debentures of the 1st Lot eventually not paid on such date, as well as any Debentures not yet subscribed or paid by BNDESPAR will be canceled, subject to the provisions of Clause Five, especially in item 5.6.

CLAUSE FIVE
PRIOR CONDITIONS FOR SUBSCRIPTION AND
PAYMENT OF DEBENTURES BY BNDESPAR

5.1 The First Subscription (1st Lot) of Debentures by BNDESPAR is subject to compliance with the following:

a) submission of Debt Clearance Certificate Relating to Social Security and Third Parties Contributions - CND, or Liability Certificate with Clearance Effects, issued by the Internal Revenue Service of Brazil on behalf of the COMPANY, through the internet, which authenticity should be verified by BNDESPAR at the address www.mpas.gov.br;

b) submission of the Joint Clearance Certificate in respect to Federal Taxes and to the Federal Outstanding Debt, or Liability Certificate with Clearance Certificate Effects, issued by SRF and PGFN jointly, on behalf of the COMPANY, through the internet, which authenticity should be verified by BNDESPAR at the address www.receita.fazenda.gov.br and www.pgfn.fazenda.gov.br;

c) proof of compliance of the COMPANY in respect of the delivery of the Annual Social Information Report - RAIS;

d) submission of Certificate of Compliance with FGTS, issued by CEF on behalf of the ISSUING COMPANY, which authenticity should be verified by BNDESPAR at the address www.caixa.gov.br;

e) submission of three (3) copies of the subscription list of the Debentures to be subscribed by BNDESPAR;

_________________________

1 The amount of the Initial Payment shall correspond to the paid up capital / committed capital ratio of the Issuing company on the date of the Initial Payment.

DRAFT

f) absence of default of any nature with BNDES and its subsidiaries, by the COMPANY or company member of the economic group to which it belongs, being Economic Group defined according to the "Provisions Applicable to BNDES Agreements (as defined below), approved by Resolution no. 665, of December 10, 1987, partially amended by Resolution no. 775, of December 16, 1991, by Resolution no. 863, of March 11, 1996, by Resolution. 878 of September 4 1996, by Resolution no. 894 of March 6, 1997, by Resolution no. 927 of 1 April 1998, by Resolution no. 976, of September 24, 2001, by Resolution no. 1,571, 04 March 2008, by Resolution no. 1,832, of September 15, 2009, by Resolution no. 2,078, of March 15, 2011, by Resolution no. 2,139 of August 30, 2011 and by Resolution. 2,181, of November 8, 2011, all of BNDES Board, published in the Official Gazette (Section I) of December 29, 1987, December 27, 1991, April 8, 1996, September 24, 1996, 19 March 1997, April 15, 1998, October 31, 2001, March 25, 2008, November 6, 2009, April 4, 2011, September 13, 2011 and November 17, 2011, respectively ("provisions Applicable to BNDES Agreements ");

g) non-existence of economic-financial nature fact that according to BNDES, reasonably, could compromise the implementation of the Application of resources in order to significantly change or impair the performance;

h) non-existence of changes in the Business Plan, as provided in Section 2.1.1 of the Second Clause above, which, according to the evaluation of the BNDES, may compromise its implementation;

i) non-existence of records found in the Employer Offender Registry, relative to working conditions similar to slavery, established by the Ordinance. 540 of 15.10.04, of Ministry of Labour and Employment, to be verified by BNDESPAR upon consultation in the Internet at the address www.mte.gov.br (Resolution no. 1,178, of 31.05.2005, the Board of BNDES);

j) submission by the COMPANY, of no final punitive administrative decision drawn up by sanctioning authority or competent body found due to the performance of acts by the COMPANY or its officers, implying race or gender discrimination, child labor or slave labor, and / or a final judgment of conviction, rendered as a result of such acts, or others that characterize bullying or harassment, or relative to crime against the environment. In the event that there was an administrative decision and / or conviction, as defined above, the contracting of the operation will be refrained until proof of compliance of remediation or rehabilitation of the COMPANY or its directors, as applicable;

k) submission by the COMPANY, of no good standing certificate with the Federal Government, its bodies and entities of direct and indirect administration, signed by their legal representatives, excluding obligations which require evidence of due performance by certificates, due to legislation in force;

l) non-existence of the application for bankruptcy or judicial or extrajudicial recovery by the COMPANY and / or its relevant subsidiaries;

m) non-existence of dissolution or liquidation of the COMPANY and / or its relevant subsidiaries;

n) submission of other documents required by law or regulation, as well as usually requested in similar transactions, as deemed necessary, reasonably by BNDESPAR to contract this operation;

o) proof of signing of all agreements and construction and charter agreements relating to 28 (twenty eight) ultra-deepwater rigs to be built in Brazil and chartered to Petroleo Brasileiro SA - Petrobras;

p) submission of the minutes of the AGE of the ISSUING COMPANY which has approved the Issue registered with the Board of Trade of the State of Rio de Janeiro ("JUCERJ") and a copy of this publication in newspapers, in which the ISSUING COMPANY performs its publications;

q) submission of the Indenture filed with JUCERJ;

r) proof that this transaction has been approved without restrictions by the Administrative Council for Economic Defense (CADE);

s) proof of waiver in favor of BNDESPAR by each of the shareholders of the ISSUING COMPANY, of their preemptive rights in the subscription of the Debentures;

DRAFT

t) submission of the audited consolidated financial statements relating to the ISSUING COMPANY as of December 31, 2012;

u) submission of Terms signed by the members of FIP Sondas in which they commit to (i) approve the issuance of new shares of FIP Sondas to be paid up with shares arising from the conversion of the Debentures, in order to enable the reallocation of participation provided in items 16.12 and 16.13 of Clause III of the Indenture, and (ii) waive, expressly, irrevocably and irreversibly in favor of BNDESPAR, the Right of First Refusal in the subscription of such new shares issued by FIP Sondas, and

u) receipt of opinion on satisfactory terms, at the discretion of BNDESPAR by a lawyer or law firm abroad of recognized expertise contracted by BNDES, which purpose is the legal analysis of the following operating agreements relating to the rigs mentioned in item 2.1: Construction Agreements (EPC), Shareholders Agreements of Special Purpose Entities owners of the rigs, Agreements for the Provision of Services, Chartering Agreements and Construction Management Agreements that have already been entered.

5.2 The Remaining subscriptions and payments are conditioned to compliance with points a to ~~m~~ n of Item 5.1 of this Agreement and the following conditions:

a) submission of the consolidated balance sheet of the ISSUING COMPANY relative to the month prior to the subscription, and

b) the result of multiplying the unit price of the Debentures, as defined in section 11.1 of Clause III of the Indenture by the amount of Debentures subscribed by BNDESPAR plus the amount of the Debentures to be subscribed by BNDESPAR shall not exceed the amount equal to the lesser of the following parameters (i ) 20% (twenty percent) of the total assets of ISSUING COMPANY, or (ii) 45% (forty five percent) of the equity of ISSUING COMPANY; calculated according to the latest audited balance sheet of ISSUING COMPANY and adjusted according to the latest report of Corporate Risk Rating in force issued by the Credit Sector of BNDES.

5.3 The shares for the 1st Lot is conditional to compliance with paragraphs a and d of Item 5.1 of this Agreement.

5.4 The ISSUING COMPANY shall give written notice to BNDESPAR to subscribe and / or pay the Debentures so that the proportion between the paid up capital of the ISSUING COMPANY and investment commitments in the ISSUING COMPANY, in the amount of BRL$ 8,315,784,188, 42 (eight billion three hundred and fifteen million, seven hundred and eighty-four thousand, one hundred and eighty-eight reais and forty-two cents) is always less than or equal to the ratio between the number of Debentures paid, or already converted, BY BNDESPAR and the number of Debentures of this ISSUE, subject to the conditions of subscription and payment of Debentures set forth in this Clause five.

5.5 The obligation of BNDESPAR to subscribe and pay the Debentures will be effective only for 48 (forty eight) months from the Date of Issue, being BNDESPAR after such period, fully relieved from the commitments set out in Clause Four.

5.6 Upon fulfillment of the conditions imposed by this Clause Five at the end of the period of 48 (forty eight) months referred to in clause 5.5 above, if the ISSUING COMPANY has not called, the payment of the minimum amount of 200,000 (two hundred thousand) Debentures ("Minimum Amount "), BNDESPAR will be entitled to subscribe and pay the missing amount of Debentures for achieving the Minimum Amount, regardless of notification sent by the ISSUING COMPANY. For the clarification of doubts, the Minimum Amount includes all Debentures already subscribed and paid by BNDESPAR complying with the notified by the ISSUING COMPANY, along the said period of 48 (forty eight) months.

CLAUSE SIX
CHARGES

6.1 The ISSUING COMPANY will pay BNDESPAR an Underwriting Fee for Securities in the amount equivalent to 0.5% (five-tenth percent) of the Underwriting.

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6.2 The payment of Underwriting Fee for Securities shall mandatory on the following terms:

(a) within three business days after each payment of the Debentures subscribed by BNDESPAR, the ISSUING COMPANY shall pay an amount equivalent to 0.5% (five-tenth percent) of the amount actually paid by BNDESPAR, and

(b) within 5 (five) business days after the completion date of issuance (upon subscription and payment of all Debentures, subject to the provisions of the Indenture or the possible cancellation of debentures not subscribed, if applicable), the ISSUING COMPANY shall pay an amount equivalent to 0.5% (five-tenth percent) of the difference between the amount actually paid by BNDESPAR (reduced by any amount not paid by BNDESPAR depending on the application of the option provided for in clause 5.1 (g) by BNDESPAR and the value of Underwriting, according to the formula below:

0,5% x [(400.000 – QSI – QNI) x PU]
PU	Unit Price of the Debenture, as defined in paragraph 11 of Clause III of the Indenture
QSI	Amount of Debentures subscribed and paid by BNDESPAR
QNI	Amount of Debentures not paid by BNDESPAR according to the provisions in clause 5.1 (g)

CLAUSE SEVEN OBLIGATIONS OF THE ISSUING
COMPANY AND CONTROLLING SHAREHOLDER

7.1 While this Agreement is in effect, the ISSUING COMPANY, beyond the obligations in the indenture, undertakes especially:

a) promptly provide BNDESPAR any necessary clarification for the monitoring of obligations set out in this Agreement. Also, provide the BNDESPAR annually until the last day of the statutory period for disclosure, the Financial Statements, accompanied by explanatory notes, reports of the Board of the COMPANY and report from external auditor, unless such information is made available on the website of the Issuing company on the Internet for that period;

b) provide quarterly reports stating the stage of completion of the Project. The reports shall contain at least the following information: (i) S Curves, updated in Brazilian Reais, U.S. dollars and euros for each of the 28 rigs, (ii) schedule for completion of construction of each of the 28 units; (iii) measures being taken if the timeline for completion of a rig is longer than allowed in the delivery of the same to PETROBRAS, as set out in the charter agreements, (iv) the amount already paid by currency, in the EPC agreements; (v) estimates of amounts payable in the respective agreements, (vi) change order approved events that result in schedule delay or extra cost of EPC agreements, (vii) conflicts or arbitration proceedings between ISSUING COMPANY, its respective direct or indirect subsidiaries, shipyards builders and / or Petrobras, (viii) the result of the test equipment, as defined in clauses 3.3 of the charter agreements and any changes requested by PETROBRAS due to non-acceptance of the units when the performance of this test, (ix) changes in corporate contracted shipyards, as well as the exit or entry of new technological or shipyards consultants

c) inform BNDESPAR about the occurrence of any event of Accelerated Maturity of Debentures stated in paragraph 24 of Clause III of the Indenture, immediately after becoming aware or as requested by BNDESPAR. This information should be accompanied by a report from the ISSUING COMPANY with the description of the occurrence and the measures that ISSUING COMPANY intends to take with respect to such occurrence. If this information arises from event, act or event that gives rise to a notice of material fact by the ISSUING COMPANY, pursuant to CVM Instruction no. 358, of January 3, 2002, as amended ("CVM Instruction 358") , the disclosure of such event, act or fact to BNDESPAR should occur concurrently with its release to the market under that CVM Instruction 358;

d) if, due to the use of resources under this Agreement for the purpose provided in the Clause Two, occur the reduction of the staff of the COMPANY during the term of this Agreement, provide training programs focused on job opportunities in the region and / or replacement programs for workers in other

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companies after submitting to BNDESPAR for consideration a document specifying and certifying successful completion of transactions held with the competent representation of workers involved in the dismissal process;

e) observe, during the term of this Agreement, the provisions of law applicable to persons with disabilities;

f) report to BNDESPAR, on the date of the event, the name and number of registry of individuals with the Ministry of Finance ("CPF / MF"), of the person performing remunerated position or being among the owners, controllers or officers of the COMPANY, have been sworn and certified as Federal Deputy or Senator;

g) provide BNDESPAR with copies of any correspondence or judicial or extrajudicial notice received that may hinder the ability to fulfill the obligations assumed in the Indenture, within two (2) business days after its receipt;

h) If BNDESPAR (i) exercises significant influence over the ISSUING COMPANY, as defined under the Corporations Law, the CVM Resolution No. 605 of November 26, 2009 (CPC 18) and International Accounting Standard IAS 28 and while this condition lasts and (ii) due to the obligation provided in Corporations Act and in the accounting standards listed above, it is necessary to evaluate the investment in the COMPANY by the equity method and while such condition continues, BNDESPAR should request the COMPANY to (a) review and refer to BNDESPAR, within sixty (60) days, the specific balance sheet, containing all assets and liabilities of the ISSUING COMPANY at fair value, as provided in Resolution CVM No. 580 of July 31 2009 (CPC 15) and No. 618 of December 22, 2009 (ICPC 09), as well as the International Accounting Standard IFRS 3, along with the last accounting balance of ISSUING COMPANY, allowing a lag of up to one month after the Delivery Date, (b) refers to BNDESPAR until June 10 and December 10 of each year, the consolidated financial statements of the COMPANY for the periods ended on April 30 and October 31, respectively, followed by the audit opinion of its independent auditors, as well as the composition of the total capital stock of the COMPANY highlighting the shareholding of BNDESPAR. With regard to such financial statements, the COMPANY undertakes to ensure access of independent auditors BNDESPAR to the respective independent auditors paper work in the COMPANY in accordance with the Technical Standards for Independent Audit (NBC TAs) issued by the Federal Council of Accounting (CFC) and International Standards on Independent Auditing (ISAs);

i) always adopt measures and actions to prevent or remedy damage to the environment, safety and occupational health that may be caused because of the activities performed by the COMPANY and / or its subsidiaries;

j) maintain in good standing its obligations and its subsidiaries obligations with respect to federal, state and local taxes pension contributions and obligations relating to the Government Severance Indemnity Fund - FGTS and the compliance with environmental authorities;

k) apply the resources for related to the investment of BNDESPAR regulated by this Agreement in accordance with the Allocation of Resources mentioned in Clause Two above;

l) comply, where applicable, with the provisions of the Agreements Applicable to BNDES, for all legal intents and purposes, which the COMPANY hereby declares to know and agree;

m) comply with the preconditions laid down in Clause five above, as applicable;

n) send BNDESPAR a receipt acknowledging the receipt of each payment within three (3) working days from the receipt of each payment, and

o) send BNDESPAR a certified copy of the Book of Registered Debentures of the ISSUING COMPANY, updated with the release of Debentures subscribed by BNDESPAR, in addition to the Terms of Opening and Closing contained in the same book; within five (5) working days as of the corresponding subscription of Debentures by BNDESPAR.

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7.2 While this Agreement is effective, the CONTROLLING SHAREHOLDER undertakes before BNDESPAR, especially, to:

a) comply, where applicable, with the Provisions Relative to BNDES Agreements, for all legal intents and purposes, which the CONTROLLING SHAREHOLDER hereby declares to know and agree;

b) cause the COMPANY to fulfill the preconditions set out in Clause five above;

c) cause to be obtained all necessary corporate approvals necessary for the completion of the Issue, under the law, as well as voting for the completion of the Issue and the approval of the Indenture;

d) provide BNDESPAR with a copy of the Shareholders Agreement of FIP SONDAS within five (5) days of receipt by the CONTROLLING SHAREHOLDER, of the request made by BNDESPAR, and

e) inform BNDESPAR of the amount of capital paid in by FIP SONDAS in the ISSUING COMPANY within five (5) days of receipt by CONTROLLING SHAREHOLDER the request made by BNDESPAR.

CLAUSE EIGHT
REPRESENTATIONS

8.1. The ISSUING COMPANY and the CONTROLLING SHAREHOLDER, where applicable, represent and warrant to BNDESPAR that:

a) The total share capital, subscribed and paid-up of the ISSUING COMPANY on xx/xx/2013 is BRL$ [  ], fully subscribed and paid up and represented by [  ] common shares, nominative, without par value, all held by Petrobras S/A, Petróleo Brasileiro SA - Petrobras and by Investment fund in Participações Sondas ("Shareholders"). On this date, all shares of the ISSUING COMPANY are free and clear of any liens or encumbrances;

b) they are entities organized and existing under the laws of the Federative Republic of Brazil, and are duly registered in the CNPJ / MF with all statutory and governmental authorizations necessary: (i) to conduct its business and (ii) for the assumption and fulfillment of all its obligations under this Agreement;

c) the execution of this Agreement, the assumption and fulfillment of obligations arising from it do not depend on any commitments of their governing and executives bodies, as well as any prior resolution of their shareholders required under the shareholders' agreement, which has not been obtained previously to the execution of this Agreement;

d) all documents, including declarations, certificates and the information contained in the financial statements of the COMPANY and its subsidiaries, which were delivered to BNDESPAR in operations under this Agreement, are substantially true and complete;

e) are in compliance with all federal, state and local fiscal and parafiscal contributions, except those being disputed in good faith;

f) the Legal Representatives that have signed this Agreement have the necessary powers to fulfill the obligations herein set out, and in the quality of trustees, had the powers lawfully granted and their mandate are in full force;

g) the execution of this Agreement, the assumption and fulfillment of obligations arising from it do not cause, directly or indirectly, the failure, total or partial, of (i) any agreements or commitments of any nature, entered into before the date of signature of this Agreement, of which the COMPANY or the CONTROLLING SHAREHOLDER are part of; (ii) any legal or statutory rule that the COMPANY or CONTROLLING SHAREHOLDER are subject to and (iii) any order, decision, albeit preliminary, judicial or administrative, that affects the ISSUING COMPANY or the CONTROLLING SHAREHOLDER;

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h) the ISSUING COMPANY has obtained all permits or licenses required by environmental agencies to carry out their activities in accordance with environmental legislation, as well as all the shipyards contracted hold the necessary operating permits for construction of the rigs mentioned in Section 2.1, and

i) there is not, up to this date, in Brazil or abroad, lawsuits, judicial proceedings, or administrative actions filed against the COMPANY and / or the CONTROLLING SHAREHOLDER that may, in any way, directly or indirectly, invalidate the obligations assumed by them under this agreement or compromise the ability of pay the obligations assumed in this Agreement.

CLAUSE NINE
DEFAULT

9.1 In the event of default of the obligations assumed by the ISSUING COMPANY or by the CONTROLLING SHAREHOLDER in this Agreement, it shall be observed the provisions of Articles 40-47 A of the Provisions Applicable to BNDES Agreements.

CLAUSE TEN
WAIVING OF RIGHTS

10.1 The Parties, in the best form of law, recognize that, except as expressly provided in this Agreement:

a) the nonperformance, the granting of time, tolerance, or delay in performing any right ensured to them under this Agreement and / or by law shall not constitute a novation or waiver of those rights or prejudice their eventual exercise;

b) the single or partial exercise of such rights does not preclude further exercise of the remainder of these rights or the exercise of any other right;

c) waiver of any such right shall not be valid unless given in writing, and

d) the waiver of a right should be construed restrictively, and will not be deemed a waiver of any other right conferred by this Agreement.

CLAUSE ELEVEN
NOTICES AND DURANTION OF TERMS AND OBLIGATIONS

11.1 The notices, communications and / or notices required and / or permitted by this Agreement shall be made by registered letter, notarial notification, judicial notice, or a combination of fax and e-mail, and should be addressed to the Contracting Parties at the following addresses :

If to the ISSUING COMPANY and/or to the CONTROLLING SHAREHOLDER:

Sete Brasil Participações S.A.
Rua Humaitá, n°275, sala 1302, Humaitá, Rio de Jan eiro – RJ Tel.: (21) 2508-0080

Attn.: Messrs. Vinicius Dias and Antonio Siqueira
E-mail: vinicius.dias@setebr.com e antonio.siqueira@setebr.com

With copy to:

Caixa Econômica Federal
GN Desenvolvimento de Fundos Estruturados
Av. Paulista, 2.300 - 11ª andar CEP 01310-300 - São Paulo (SP) Tel.: (11) 2159-7261
Attn.: Mr. Yoshio Marcos Hashimoto
E-mail: yoshio.hashimoto@caixa.gov.br

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If to BNDESPAR:
Avenida República do Chile, 100, 15º andar
CEP 20031-917 - Rio de Janeiro (RJ) Tel.: (21) 2172-xxxx Fax: (21) 2172-xxxx
Attn.: Superintendent of Venture Capital Area
E-mail: xxxxxxx@bndes.gov.br or other e-mail to be informed in writing by BNDESPAR to the COMPANY

11.2 Deadlines and obligations under this Agreement will remain in effect regardless of extrajudicial notice, as well as summons or subpoena will be counted as of the dates of its receipt in writing by the Parties.

11.3 The notices, communications and / or notices will be deemed to have been delivered (i) on the date affixed on the receipt, (ii) on the date of the formal judicial or extrajudicial notification, or (iii) on the date of receipt of the fax and e-mail, whatever is sent last.

11.4 In calculating time limits, the day of receipt of the documents shall be excluded and the expiration will be included.

11.5 For BNDESPAR the terms may be interrupted whenever it requests new information, and such terms will resume upon receipt of it.

CLAUSE TWELVE
TERM OF AGREEMENT

12.1. This Agreement shall enter into force on the date of its signature and shall remain in force until the conversion or liquidation of all Debentures held by BNDESPAR.

CLAUSE THIRTEEN

IRREVOCABILITY OR IRREVERSIBILITY CLAUSE

13.1 The Parties agree that this Agreement is irrevocable and irreversible.

CLAUSE FOURTEEN
GENERAL PROVISIONS

14.1 In case of one or more provisions in this Agreement is considered invalid or unenforceable in any court or jurisdiction, such invalidity or unenforceability shall not invalidate the remaining provisions contained in this Agreement, and the Parties shall keep negotiations in good faith, to replace the provision invalid or unenforceable by another to the extent possible and reasonable, to achieve the same purposes and the same effects intended by the Parties to this Agreement, always seeking alternatives and transaction instruments that preserve the economic and financial balance of the obligations herein.

14.2 All obligations under this Agreement are irrevocable and binding and are subject to specific performance, being made available to the aggrieved Party be used in any action or judicial or extrajudicial proceedings to see respected this Agreement and all obligations assumed herein. Either Party may require the defaulting Party to obtain (i) specific performance of the obligations; and / or (ii) compensation for damages.

14.3 This Agreement repeals, solely with respect to the relations between the Parties, any other documents, memos, letters of intent or proposals of any kind, eventually signed by the Parties prior to this date, with respect to the terms agreed in this Agreement.

14.4 Any dispute arising from or relating to this Agreement shall be referred by either Party to the other, and the Parties agree to use their best efforts to resolve them amicably through direct negotiations between the parties held in good faith, no later than sixty (60) calendar days from the date of receipt of such notice.

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14.5 Neither Party may assign any rights or obligations arising from this Agreement to any other person or entity without the prior written consent of the other Parties.

14.6 Each Party hereby represents and warrants to the other that it will pay its own fees and expenses (including the fees and expenses of its attorneys, accountants, financial advisors and other professionals) incurred in connection with this Agreement and all transactions therein.

14.7 This Agreement constitutes an extrajudicial execution, pursuant to Article 585, item II, of the Code of Civil Procedure.

14.8 In the event of conflict between the provisions of this Agreement and its Annexes, the provisions of this Agreement shall supersede.

CLAUSE FIFTEEN
JURISDICTION

15.1. The Parties hereby undertake to submit to arbitration, permanently, any disagreement or dispute relating to this Agreement, including as to its interpretation, performance, default, termination or invalidity, which should be conducted at the Center for Mediation and Arbitration of the Chamber of Commerce Brazil-Canada in accordance with the terms of its Regulations, with strict adherence to current legislation, especially the Law n 9.307/96, and this DEED shall be considered as Clause of Commitment pursuant to Article 4 of that Law. It is therefore mandatory the signing of the respective instrument and acceptance of the arbitration award that may be given on any dispute or controversy arising out eventually.

15.2. The arbitration shall be conducted in accordance with the procedural rules of the Board in force at the time of the arbitration ("Chamber Regulation").

15.3. The arbitration shall be carried out by an Arbitration Court composed of three arbitrators, preferably enrolled in the Bar Association of Brazil ("Arbitration Court").

15.4. Each Party to appoint an arbitrator. If there is more than one claimant, they all appoint an agreed sole arbitrator; if it is more than one, they all appoint an agreed sole arbitrator. The third arbitrator, who shall chair the Arbitration Court shall be chosen jointly by the arbitrators appointed by the parties involved.

15.5. Any omissions, denials, disputes, doubts and lack of agreement on the appointment of arbitrators by the parties involved or the third arbitrator shall be settled by the Chamber.

15.6. The procedures provided for in this Section shall also apply to cases of replacement of arbitrator.

15.7. The arbitration will be held in the city of Rio de Janeiro, State of Rio de Janeiro, and the Arbitration Court may, with justification, to designate the achievement of specific acts elsewhere.

15.8. The arbitration will be conducted in Portuguese.

15.9. The arbitration shall be under the law, applying the rules and principles of law of the Federative Republic of Brazil.

15.10. The arbitration shall be completed within six (6) months from the date of its installation, which may be extended with justification by the Arbitration Court.

16.11. The arbitration will be confidential.

15.12. The Arbitration Court will allocate among the parties, according to the criteria of defeat, reasonableness and proportionality, the payment and reimbursement of (i) the fees and

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other amounts due, paid or reimbursed to the Board, (ii) the fees and other amounts due or paid reimbursed to arbitrators, (iii) the fees and other amounts due, paid or reimbursed to the experts, translators, interpreters, and other auxiliary stenotypists eventually appointed by the Arbitration Court, (iv) the fees of collapsing fixed by the Arbitration Court and (v) of any indemnity for litigation in bad faith. The Arbitration Court shall not condemn any of Stakeholders to pay or reimburse (i) contractual fees or any other amount due, paid or reimbursed by the other party to his lawyers, technicians, translators, interpreters and other auxiliary and (ii) any other value due, paid or reimbursed by the other party with respect to arbitration, like copying expenses, endorsements, endorsed by the consulate and travel.

15.13. Arbitration awards shall be final and binding, not requiring court approval or any appeal against the same, except for requests for correction and clarification to the Arbitration Court as provided for in art. 30 of Law No. 9.307/96 and eventual annulment action based on art. 32 of Law No. 9.307/96.

15.14. Before installation of the Arbitration Court, any of the Parties may request the Judiciary emergency measures, given that any request for an urgent measure to the Judiciary does not affect the existence, validity or enforceability of the arbitration agreement, or represent a waiver regarding the need for submission to arbitration Conflict. After installation of the Arbitration Court, the requirements of urgency measure shall be directed to the Arbitration Court. Emergency measures granted by the judiciary may be reviewed by the Arbitration Court after its establishment.

15.15. For (i) the emergency measures of protection and interim relief prior to the constitution of the Arbitration Court, (ii) the implementation of the awards of the Arbitration Court, including the final verdict and possible partial sentence, (iii) any action for annulment based on art. 32 of Law No. 9.307/96 and (iv) the Conflicts that under Brazilian law cannot be submitted to arbitration, it is hereby elected the Courts of Rio de Janeiro, State of Rio de Janeiro, as the only competent court, waiving the right to any other, however privileged it may be.

In witness whereof, the Parties have signed this instrument in four (4) counterparts of equal form and content for the same purpose, together with two (2) undersigned witnesses.
The pages of this instrument shall be initialed by an attorney of BNDES System, under authorization of the legal representatives that also sign it.

Rio de Janeiro, [          ] [ ], 2013.

BNDES PARTICIPAÇÕES S.A. - BNDESPAR

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SETE BRASIL PARTICIPAÇÕES S.A.

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FIP SONDAS

Witnesses:

____________________________________________
1st
Name:
CPF:

____________________________________________
2nd
Name:
CPF:

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Annex I to the Private instrument of Subscription Commitment of debentures of the 2nd Private Issuance of Debentures with Floating
Charge, Convertible into Shares Issued by SETE BRASIL PATICIPAÇÕES S/A and other agreements executed between FIP SONDAS, BNDES Participações S.A. – BNDESPAR and SETE BRASIL PARTICIPAÇÕES S/A

“Private Instrument of Deed of the 2nd Private Issuance of Debentures, with Floating Charge, Convertible into Shares
Issued by SETE BRASIL PARTICIPAÇÕES S/A.”

(remaining of page intentionally blank)

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PRIVATE INSTRUMENT OF DEED OF THE 2ND PRIVATE ISSUANCE OF DEBENTURES CONVERTIBLE INTO SHARES, WITH FLOATING CHARGE, OF SETE BRASIL PARTICIPAÇÕES S.A.

I. SETE BRASIL PARTICIPAÇÕES S.A., joint stock company, with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Humaitá, 275, sala 1302, Humaitá, CEP 22261-005, enrolled with CNPJ/MF Brazilian Registry of Legal Entities under no. 13.127.015/0001-67, herein represented by its articles of incorporation, hereinafter referred to as “ISSUING COMPANY” or “COMPANY”;

II. PAVARINI DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., financial institution operating under authorization of Brazilian Central Bank, with headquarters at Rua Sete de Setembro, 99, 24º andar, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with CNPJ/MF Brazilian Registry of Legal Entities under no. 15.227.994/0001-50, representing the DEBENTURE HOLDERS, as set forth below, herein represented by its articles of incorporation, hereinafter simply referred to as "TRUSTEE";

AGREE to enter this "Private Instrument of DEED of the 2nd Private Issuance of DEBENTURES Convertible into Shares, with Floating charge, of Sete Brasil Participações S.A." ("DEED"), as follows:

CLAUSE I - AUTHORIZATION

This DEED is entered based on the deliberation of the Extraordinary General Meeting of the shareholders of the ISSUING COMPANY, held on XX XX, 2013 ("AGE"), through which the current shareholders of the ISSUING COMPANY approved the terms and conditions of this DEED and waived their preemptive rights provided for in paragraph 1 of Article 57 of the Law of Corporations.

CLAUSE II - REQUIREMENTS

The issuing of DEBENTURES convertible into common shares, with floating charge, of the COMPANY (respectively, "ISSUE" and "DEBENTURES") will be made in compliance with the following requirements:

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1. DEED REGISTRATION

The DEED will be filed with the Board of Trade of the State of Rio de Janeiro and any amendments thereto shall be entered with said body, in accordance with the provisions of section II and paragraph 3 of Article 62 of Law n. 6,404, of December 15, 1976, as subsequently amended ("CORPORATE LAW").

2. FILING AND PUBLICATION OF MINUTES OF EXTRAORDINARY GENERAL MEETING

The minutes of the AGE will be filed with the Board of Trade of the State of Rio de Janeiro and will be published in the Official Gazette of the State of Rio de Janeiro and Valor Econômico (section of Rio de Janeiro), in accordance with Article 62, paragraph I, of CORPORATE LAW .

3. ISSUE REGISTRATION

The ISSUE will not be filed with the Securities and Exchange Commission ("CVM"), since this ISSUE DEBENTURES will be subject to private placement, without any sales effort toward investors.

4. COMPANY’S BUSINESS PURPOSE

The COMPANY has as business purpose to participate in other national or foreign companies, as a shareholder, partner or quotaholder, joint ventures, partnerships and / or consortia with the purpose of acquiring, selling, building, operating and / or chartering: (i) drilling rigs and other assets and oil and gas exploration and production vessels, (ii) support vessels and other equipment used in support of the exploration and production of oil and gas, and (iii) shipyards and other assets and industrial units related to the shipping industry.

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CLAUSE III - DA ISSUE AND DEBENTURES FEATURES

The ISSUE of DEBENTURES shall comply with the following conditions and features:

1. VALUE OF ISSUE

The value of ISSUE, on the DATE OF ISSUE (as defined below), is up to BRL$ 1,200,000,000.00 (one billion two hundred million Reais).

2. FACE VALUE

The DEBENTURES shall bear a face value of BRL$ 3,000.00 (three thousand reais) ("FACE VALUE") on the DATE OF ISSUE (as defined below), and such value will be upgraded under this DEED .

3. SINGLE SERIES

The ISSUE shall be held in single series.

4. AMOUNT OF DEBENTURES

The COMPANY will issue up to 400,000 (four hundred thousand) DEBENTURES, being provided for the subscription and payment of a minimum amount of 200,000 (two hundred thousand) DEBENTURES.

5. DESTINATION OF PROCEEDS AND PURPOSE OF ISSUE

The proceeds from the ISSUE will be allocated to the investment program of the COMPANY which involves the construction of 29 (twenty nine) ultra-deepwater rigs to be built in Brazil, among which 28 (twenty eight) rigs will be chartered to Petróleo Brasileiro SA - Petrobras, and other related projects of the COMPANY, as provided for in its Articles of incorporation and Business Plan approved by the shareholders and considered by BNDESPAR for approval of subscription operation of DEBENTURES ("PROJECT"), except for repayment of loans contracted by the COMPANY for the construction of said rigs.

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6. FORM AND CLASS

The DEBENTURES will be nominative and convertible into registered shares issued by the COMPANY ("SHARES" or individually, "SHARE") without issue of certificates and share certificates.

7. TYPE

The DEBENTURES will be floating charge type, as provided in Section 17 of this Clause III, below.

8. DATE OF ISSUE

For all legal purposes, the date of ISSUE will be the 15th of [Ï], 2013 ("DATE OF ISSUE").

9. DEBENTURES MATURITY DATE

9.1. The maturity of the DEBENTURES will be eleven (11) years from the DATE OF ISSUE, which is therefore the 15th of [  ], 2024 ("MATURITY DATE OF THE DEBENTURES").

9.2. At the MATURITY DATE OF THE DEBENTURES the COMPANY shall proceed to the full settlement of the DEBENTURES then still outstanding for its UPDATED FACE VALUE plus COMPENSATION incident on such date, subject to the amortization schedule set forth in item 12.5. below.

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10. PROOF OF OWNERSHIP OF THE DEBENTURES

10.1. For all purposes of law, the ownership of the DEBENTURES will be confirmed by the inscription of the name of the Debenture Holder in the Register of DEBENTURES of the ISSUING COMPANY. THE ISSUING COMPANY shall (i) maintain the Register of DEBENTURE HOLDERS updated, (ii) provide to the Debenture holder free access to the Register of DEBENTURE HOLDERS, and (iii) make all approvals required by the Debenture Holder, unless if not in compliance with the provisions of this DEED of Issue or applicable law.

11. SUBSCRIPTION AND PAYMENT PRICES

11.1. The subscription and payment prices of the DEBENTURES will be its UPDATED FACE VALUE (as defined in section 12.1. of this Clause III below), plus COMPENSATION (as defined in 13.1. of this Clause III below), both calculated pro rata from the DATE OF ISSUE until the date of subscription or payment, as applicable, deducted from any financial events, except incorporating COMPENSATION, as provided in the DEED, being a financial event understood as interest installments, amortization and others that may change the UNIT PRICE OF DEBENTURE ("PU" or "UPDATED FACE VALUE + COMPENSATION"), occurring during the period between the DATE OF ISSUE and date of subscription or payment, which shall not exceed four (4) years from the DATE OF ISSUE , to be paid in local currency.

11.2. At the end of the period of 48 (forty eight) months after the DATE OF ISSUE, the ISSUING COMPANY will have the option to request the subscription and payment of all of the DEBENTURES not yet subscribed and paid up, on the terms of subscription and payment agreed with the DEBENTURE HOLDERS, and in case of failure to exercise this prerogative by ISSUING COMPANY, the DEBENTURES eventually unsubscribed or not paid on such date shall be canceled.

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12.  FACE VALUE UPDATE AND AMORTIZATION OF THE DEBENTURES

12.1  The UNIT FACE VALUE is restated by the National Index of Consumer Price - IPCA ("IPCA"), calculated and published by the Brazilian Institute of Geography and Statistics - IBGE ("IBGE"), from the DATE OF ISSUE, calculated on a pro rata basis per Business Days until the full settlement of the DEBENTURES (including the payment due to acceleration) or until the CONVERSION DATE OF THE DEBENTURES (as defined in paragraphs 16.6., and 16:15. below), according to the following criteria (being hereinafter referred to as "UPDATED FACE VALUE" or "VNa")

VNa = VNe x C

where:

VNa = updated nominal value calculated with six (6) decimal places without rounding;

C = accumulated factor of the monthly variations of the IPCA, calculated with eight (8) decimal places without rounding, calculated as follows:

where:

n = total number of indexes considered in the update of the asset in each period, where "n" is an integer;

NIk = numerical-index value of the IPCA index of the month preceding the month of update, if the update is at an earlier date or in the anniversary date itself of the asset.

After the anniversary date, the value of the IPCA index number of the month update;

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NIk-1 = numerical value of the IPCA index of the month preceding the month "k";

dup = number of Business Days between the last anniversary date and the date of calculation, limited to the total number of Days of validity of the price index, being "dup" an integer dut = number of Business Days between the last and the next anniversary date, and "dut" an integer.

VNe = nominal value of the issue or updated face value at the end of the period preceding the date of calculation, plus COMPENSATION, if applicable, and net of depreciation applicable from the seventh period, calculated according to the formula below, calculated with six (6) decimal places, without rounding;

VNe = VNat-1 + Jc - A

VNat-1= Updated face value at the end of the period preceding the date of calculation, calculated with six (6) decimal places, without rounding;

Jc = COMPENSATION at the end of the period preceding the date of calculation, eventually incorporated into the Par Value per option of the ISSUING COMPANY, based on the mechanism described in Section 13.2.1. of this Clause III, calculated as provided in Section 13.1. of this Clause III, calculated with six (6) decimal places, without rounding;

A = amortization performed at the end of the period preceding the date of calculation, as defined in section 12.5. of this Clause III, calculated with six (6) decimal places, without rounding.

12.1.1. The application of IPCA shall focus in the shortest period allowed by law without the need for adjustment to the DEED or any other formality.

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12.1.2. It shall be considered as the anniversary date every fifteen (15) of each month, and, if such date is not a Business Day, the first Business Day following

12.1.3. It shall be considered as the month of the update the interval between two consecutive anniversary dates.

12.1.4.. The resulting factor of the following expression:

is considered to eight (8) decimal places, without rounding

12.1.5. Each interval period of twelve (12) months from the DATE OF ISSUE shall be considered as a period.

12.1.6. The product is executed from the most recent factor, adding then the most remote. The intermediate results are calculated with sixteen (16) decimal places, without rounding.

12.1.7. For purposes of this DEED, "Business Day" means any day other than Saturday or Sunday or day on which banks are authorized to close in the City of Rio de Janeiro, State of Rio de Janeiro.

12.1.8. The values of weekends or holidays will be equal to the value of the Business Day following applying the pro rata of the last Business Day prior.

12.2. If in the month of update the index number is not yet available, the last available rate of IPCA shall be used.

12.3. In the case of temporary unavailability of the IPCA upon payment of any monetary obligation in this DEED, it shall be used in its place, the last available

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variation of the IPCA, calculated pro rata per Business Days, but if not applicable, upon the release of the IPCA in arrears, any financial compensation, both by the ISSUING COMPANY and the DEBENTURE HOLDERS.

12.3.1. In the case of maturing obligations, as well as the other parameters of this ISSUE, upon the subsequent disclosure of the IPCA, all values should be recalculated and updated by the last released IPCA, subject to a period of 60 (sixty) days provided pursuant to item 12.4. below.

12.4.. In the absence of calculation and / or dissemination of the Index for a period exceeding sixty (60) days after the expected date of its disclosure, or even, in the case of its extinction, whether by legal or judicial determination, the IPCA should be replaced by the legally determined substitute. In case there is no legal substitute for the IPCA, it will be replaced by the General Price Index - Market by Fundação Getúlio Vargas - IGP-M.

12.5. The UPDATED FACE VALUE of the outstanding DEBENTURES will be amortized annually from the seventh year, including the date of issue, in percentage, and on the dates indicated in the table below:

Amortization Dates	Percentage of FACE VALUE UPDATED balance to be amortized
[ ] 15, 2020	20,0%
[ ] 15, 2021	25,0%
[ ] 15, 2022	33,0%
[ ] 15, 2023	50,0%
[ ] 15, 2024	100,0%

13. COMPENSATORY INTERESTS

13.1. Up to [.] 15, 2019, the DEBENTURES shall bear interest at 5.0% (five percent) per year of 252 Business Days, incidents on UPDATED FACE VALUE from the DATE OF

ISSUE, calculated on reserve for future obligations pro rata basis per Business Days ("COMPENSATION"), as follows:

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J = VNa x (Interest Index -1)

where:

J = amount of interest due calculated on six (6) decimal places without rounding; VNa is defined in section 12.1.;
Interest Index = fixed interest index calculated with nine (9) decimal places,with rounding, calculated as follows:

where:

DP = number of Business Days between the date of issue or the date of payment / incorporation of interest immediately before, as appropriate, and the current date, "DP" being an integer.

13.1.1. From [  ]15, 2019, the DEBENTURES will earn interest of 9.0% (nine percent) per year of 252 Business Days, incidents on UPDATED FACE VALUE from the date of payment or incorporation of the immediately preceding COMPENSATION, calculated on reserve for future obligations pro rata basis per Business Days, according to the formulas described in section 13.1. above, except in relation to the Interest Index, which will be calculated as follows:

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DP = number of Business Days from the date of payment or immediately preceding interest incorporation and the current date, "DP" being an integer

13.2. The COMPENSATION will be paid annually at the end of each period, the first payment on [] 15, 2014 and the remaining payments on the same day of the subsequent years, and it will also be paid in the early maturity dates, final maturity, settlement of the DEBENTURES, or in the CONVERSION DATE OF THE DEBENTURES (as defined in paragraphs 16.6., and 16:15. below).

13.2.1. By 15 [ ] 2019, including, alternative to the payment in local currency, the COMPANY may elect by notice being sent to the TRUSTEE with at least ten (10) days in advance, to incorporate in the UPDATED FACE VALUE the COMPENSATION due since the payment of COMPENSATION immediately preceding or its incorporation to the principal of the DEBENTURES pursuant to items 13.1. and 13.1.1. of this Clause III above.

13.3. There is no scheduled renegotiation for The DEBENTURES.

14. PLACEMENT

14.1. The DEBENTURES will be issued for private placement, without any sales effort toward investors, and partial placement of the DEBENTURES shall be allowed.

15. EARLY REDEMPTION

15.1. THE ISSUING COMPANY may, subject to the terms and conditions set forth below, in its sole discretion, regardless of the will of DEBENTURE HOLDERS, within six years from the date of issue, perform the early redemption of all or part of the DEBENTURES ("EARLY REDEMPTION").

15.2. The EARLY REDEMPTION will depend on sending notice to DEBENTURE HOLDERS ("NOTICE OF EARLY REDEMPTION"), at least ten (10) days of the effective date for implementation of the EARLY REDEMPTION ("EARLY REDEMPTION DATE").

15.3. At the EARLY REDEMPTION, the DEBENTURE HOLDERS shall be entitled to payment per redeemed DEBENTURE of the UPDATED FACE VALUE, plus

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COMPENSATION, according to item 13 above, calculated pro rata from the date of payment or the incorporation to the principal of the COMPENSATION immediately preceding until the DATE OF EARLY REDEMPTION, as well as premium of 1.1% (one and one-tenth percent) per annum on the UNIT PRICE OF THE DEBENTURES, calculated according to the formula below, which will be paid in cash by the ISSUING COMPANY on the DATE OF EARLY REDEMPTION:

Where:

PU = UNIT PRICE OF THE DEBENTURES, as defined in section 11.1. of this Clause III, on the DATE OF EARLY REDEMPTION.

d = number of days elapsed since the date of issue until the DATE OF EARLY

REDEMPTION.

15.4. The EARLY REDEMPTION REPORT shall include: (i) DATE OF EARLY REDEMPTION (ii) the amount of DEBENTURES, which will be subject to EARLY REDEMPTION, and (iii) any other information necessary for the operation of the EARLY REDEMPTION.

15.4.1. The DEBENTURES object of EARLY REDEMPTION will be mandatorily canceled.

16. DEBENTURES CONVERSION

16.1. Each DEBENTURE may be converted into SHARES of the ISSUING COMPANY, separately and in the discretion of the holder, subject to the provisions of section 16:14. below, provided that after the 120th (hundred and twentieth) day after the date of issue and within the period of six (6) years from the date of issue ("CONVERSION PERIOD"), through a REQUEST FOR CONVERSION sent to the ISSUING COMPANY. The conversion price of the DEBENTURES ("CONVERSION PRICE"), when

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requested by the debenture holder, will be fixed at BRL$ 1.50 (one real and fifty cents) per share, subject to the provisions of section 16.11 below.

16.1.1. Upon closing of the CONVERSION PERIOD, the outstanding DEBENTURES that have not been converted into SHARES of the ISSUING COMPANY will be converted into common DEBENTURES (not convertible into shares of the ISSUING COMPANY).

16.2. Subject to the provisions of clauses 16.3. and 16.4. below, each DEBENTURE should be converted into at least two thousand (2,000) common shares ("MINIMUM AMOUNT OF SHARES") in DATE OF CONVERSION OF THE DEBENTURES as defined in item 16.6 below.

16.3 Upon conversion of the DEBENTURES until the completion of the ACCREDITED IPO (as defined in clause 16:17 below), up to 80% (eighty percent) of the difference between UPDATED FACE VALUE of the DEBENTURES converted and FACE VALUE of BRL$ 3,000.00 (three thousand reais) it may, at the discretion of the ISSUING COMPANY and in compliance with the LIMIT OF BNDESPAR PARTICIPATION, as defined in item 16:19. below: (i) be paid in local currency directly to the debenture holder, (ii) be converted into additional shares by CONVERSION PRICE or (iii) be paid through the combination of the sub-items (i) and (ii) above in proportion chosen by ISSUING COMPANY, and such combination to be applied identically to all DEBENTURE HOLDERS who requested or may request the conversion of DEBENTURES, except that the 20% (twenty percent) remaining on the difference mentioned above must be paid in domestic currency. If the CONVERSION DATE OF DEBENTURES is subsequent to the completion of the ACCREDITED IPO the ISSUING COMPANY may elect the conversion into additional SHARES of up to 100% (one hundred percent) of the difference between UPDATED FACE VALUE of the DEBENTURES converted and FACE VALUE of BRL $ 3,000.00 (three thousand reais), subject to the provisions of item 16:14 below.

16.4. THE CONVERSION PRICE and the MINIMUM AMOUNT OF SHARES will be simultaneously and proportionally adjusted whenever the capital increase through bonus, stock split or reverse split of SHARES, in any way, that may occur as of the DATE OF ISSUE, without any charge to the holders of the DEBENTURES and the same proportion established for such events. Thus, (i) in the case of grouping of SHARES, the Conversion Price shall be multiplied by the same ratio relative to the grouping and the MINIMUM AMOUNT OF SHARES shall be divided by the ratio for the grouping of SHARES, and (ii) in the case of SHARES split or bonus, the CONVERSION PRICE shall be divided by the same ratio of the split of SHARES or by the same ratio used for bonus and the MINIMUM AMOUNT OF SHARES shall be multiplied by the same ratio relative to the split of SHARES or by the same ration used for bonus.

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16.5. SHARES resulting from the conversion of the DEBENTURES: (i) shall have the same characteristics and conditions and shall enjoy the same rights and benefits of the law, currently and in the future relative to the SHARES of the COMPANY, and (ii) shall fully participate in the results whose distribution deliberation occurs from the date of REQUEST FOR CONVERSION provided if relative to the current fiscal year, including dividends and interest on capital.

16.6. The DEBENTURE HOLDERS should request the conversion of the DEBENTURES in writing to the ISSUING COMPANY ("REQUEST FOR CONVERSION"), which shall forward the request by letter filed with the TRUSTEE on the Business Day following the receipt of the REQUEST FOR CONVERSION. For all legal purposes, the conversion date shall be (i) 15 (fifteen) business day from receipt of the REQUEST FOR CONVERSION by ISSUING COMPANY until the completion of ACCREDITED IPO, or (ii) the tenth (10th) Business Day from receipt of the REQUEST FOR CONVERSION by the ISSUING COMPANY, after completion of ACCREDITED IPO ("DATE OF CONVERSION OF THE DEBENTURES").

16.6.1. The installment that, pursuant to items (i) and (iii) of item 16.3. of this Clause III, the ISSUING COMPANY elects to pay in local currency ("INSTALLMENT") must be paid on the DATE OF CONVERSION OF THE DEBENTURES.

16.6.2. In case of fractional shares resulting from the conversion of the DEBENTURES performed based on the above items, such fractions will be paid in cash, in DATE OF CONVERSION OF THE DEBENTURES.

16.7. The ISSUING COMPANY shall perform on the DATE OF CONVERSION OF THE DEBENTURES, the registration SHARES, object of the CONVERSION REQUEST in its register of shares, on behalf of the debenture holder requesting.

16.7.1. In the case of the ISSUING COMPANY adopt the accounting form for its SHARES, the formalization of the conversion will be made by means of deposit with the accounting institution of its SHARES in the DATE OF CONVERSION OF THE DEBENTURES, of the number of SHARES corresponding to the number of

DEBENTURES converted. Any taxes and expenses related to the deposit will be paid by the ISSUING COMPANY.

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16.8. The formal conversion of the DEBENTURES into shares, Pursuant to this Clause, shall imply automatically in the cancellation of the converted DEBENTURES.

16.9. In the DATE OF CONVERSION OF THE DEBENTURES, the SHARES of the ISSUING COMPANY will be available to the DEBENTURE HOLDERS. The TRUSTEE and the ISSUING COMPANY are hereby obliged to take all measures necessary for communication and formalization of the conversion of the DEBENTURES under this DEED.

16.10. The capital increase of the ISSUING COMPANY arising from the conversion of the DEBENTURES into common shares issues will not include preemptive rights to shareholders of the ISSUING COMPANY, as provided in Article 171, paragraph 3, of the CORPORATE LAW and in compliance to the provisions of section III c/c paragraph 1, Article 166 of CORPORATE LAW, and the Articles of incorporation of the ISSUING COMPANY, and will be approved and endorsed in the appropriate Board Trade within thirty (30) days after its execution .

16.11. If by the end of the CONVERSION PERIOD, the General Meeting or the Board of Directors of the ISSUING COMPANY decides to:

(a) issue SHARES, and / or bonus of SHARES subscription, for the public or private subscription, including under CORPORATE RESTRUCTURING, as defined in section 24.1, item s, which issue price, exercise price or conversion price (each defined as "ISSUE PRICE"), as applicable, is less than the minimum price set out in the table below, each DEBENTURE HOLDER will, at its sole discretion and within maximum period of 90 (ninety) days from the date of the meeting that approved the new issue, the right to convert all or part of the DEBENTURES into shares at the same PRICE OF ISSUE. The amount of SHARES that the debenture holder is entitled to will be the result of dividing the

UPDATED FACE VALUE of the DEBENTURES by the PRICE ISSUE, subject to the provisions of section 16.3. above. For purposes of this subparagraph, are excepted the issue of SHARES to be performed in the amount of BRL$ 1.00 (one real) per SHARE, which will cease as of April 1, 2013, including the amount of up to BRL$ 6,294,784,188.42 (six billion, two hundred ninety-four million, seven hundred and eighty-four thousand, one hundred eighty-eight reais and forty-two cents), corresponding to the difference between (i) the amount committed by the current shareholders of the ISSUING COMPANY to increase the capital of the ISSUING COMPANY and (ii) the value of the capital stock of the ISSUING COMPANY that on the date of March 31, 2013 corresponds to BRL$ 2,021,000,000.00 (two billion and twenty-one million reais).

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Period as of Date of issue	Minimum price per share
Up to 12 th month, inclusive	BRL$1,00 per SHARE
13 [t]h to the 24 [t]h month, inclusive	BRL$1,07 per SHARE
25 [t]h to the 36 [t]h month, inclusive	BRL$1,14 per SHARE
37 [t]h to the 48 [t]h month, inclusive	BRL$1,22 per SHARE
49 [t]h to the 60 [t]h month, inclusive	BRL$1,31 per SHARE
61 [s]t to the 72 nd month, inclusive	BRL$1,40 per SHARE

(b) issue other DEBENTURES convertible into shares or any other securities convertible into SHARES, each DEBENTURE HOLDER will, at its sole discretion and within a maximum period of 90 (ninety) days from the date of the meeting that decided on the new issue, the right to subscribe to new securities and use its DEBENTURES, updated as per item 12 above, plus COMPENSATION as provided in item 13.1. above for payment.

(c) undertake a reorganization involving a merger or that results in the merger of the ISSUING COMPANY into another company ("CORPORATE REORGANIZATION"), and provided it is not declared in GENERAL MEETING OF DEBENTURE HOLDERS the EARLY REDEMPTION as provided for in item 24.1. item "s" in this Clause III of this DEED, shall be ensured to DEBENTURE HOLDERS entitled to demand, in GENERAL MEETING OF DEBENTURE HOLDERS, in its sole discretion, the full succession of the obligations of this ISSUE by the company resulting from the CORPORATE REORGANIZATION and addendum to this DEED for the sole purpose of ensuring the right to convert the DEBENTURES into common shares of said company and the changing of the CONVERSION PRICE of the DEBENTURES, so that it reflects the exchange ratio established in the appraisal report of the shares issued for the purposes of CORPORATE REORGANIZATION according to the formula below.

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In order to obtain the new CONVERSION PRICE and MINIMUM AMOUNT OF SHARES the formulas below must be applied:

If the GENERAL MEETING OF DEBENTURE HOLDERS approves the subscription of a new issue of DEBENTURES under item "b", the DEBENTURE HOLDERS must comply with all the steps and procedures required to the perfect and complete subscription and payment of the new issue of DEBENTURES to which they are entitled, through the use of the DEBENTURES pursuant to the terms, conditions and schedule to be established for the new issue.

16.11.1. The provisions of section 16:11. above do not apply to cases of issue of SHARES of the ISSUING COMPANY based on grant programs of stock option or subscription of SHARES of the ISSUING COMPANY, for its officers and employees as may be approved by a General Meeting of Shareholders .

16.11.2. The holder of the SHARES arising from the conversion of the DEBENTURES shall be entitled to certain protections and governance rights in proportion to his share in the capital of the COMPANY, at least equivalent to the rights and corporate governance rules established for listing on the New Market segment of the BM&FBOVESPA. The completion of the ACCREDITED IPO will be considered as compliance to rights of holder of SHARES arising from the conversion of the DEBENTURES provided herein.

16.11.3 If the conversion occurs prior to ACCREDITED IPO, as defined in clause 16.17. below the DEBENTURE HOLDERS who exercised the conversion will be entitled to join the Shareholders' Agreement of the Issuing company.

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16.12. The SHARES arising from conversion of DEBENTURES, which DATE OF CONVERSION OF THE DEBENTURES is prior to the ACCREDITED IPO, as defined in clause 16.17. below, may, at the discretion of DEBENTURE HOLDERS who exercised the conversion, to be used to pay quotas issued by Participações Sondas Investment Fund, enrolled with the CNPJ / MF under No. 12.396.426/0001-95 and registered with the Securities and Exchange Commission ("CVM") under the. 431-6 ("FIP SONDAS"). The shares to be subscribed by DEBENTURE HOLDERS who exercised the conversion under this Clause III will be subject to a private instrument of investment commitment to be entered between said DEBENTURE HOLDER and FIP SONDAS ("Shareholding RELOCATION"). The amount of shares subscribed by DEBENTURE HOLDERS who exercised the conversion regarding the amount of SHARES to be paid up in FIP SONDAS must always ensure that the participation of those DEBENTURE HOLDERS in FIP SONDAS after RELOCATION shareholding reflects indirectly the same interest in the ISSUING COMPANY owned directly before the shareholding RELOCATION.

16.13. In the event of Shareholding RELOCATION, the relocated DEBENTURE HOLDER (which performs the conversion) should perform the following acts: (i) execution of investment commitment with FIP SONDAS, regulating, among other things, the conditions for subscription of quotas and its payment with shares of the ISSUING COMPANY, (ii) execution of subscription report of shares of FIP SONDAS, and (iii) membership of the said DEBENTURE HOLDER TO FIP SONDAS Regulation, to the Shareholders Agreement of FIP SONDAS, which a copy shall be provided to the DEBENTURE HOLDER previously to the migration ("SHAREHOLDERS AGREEMENT"), and other documents to which, under the SHAREHOLDERS AGREEMENT, any new shareholder of FIP SONDAS is obliged to adhere.

16.14. Notwithstanding the provisions of Item 16.1. to 16.9. above, the ISSUING COMPANY may, within 90 (ninety) days from the completion of the ACCREDITED IPO, as defined in item 16:17. below, or upon completion of subsequent public offerings in in the New Market, in the minimum amount at least equal to that provided in Section 16:17, and within the PERIOD OF CONVERSION ("CONDITION OF CONVERSION AT THE DISCRETION OF THE ISSUING COMPANY ") require full conversion of the DEBENTURES issued and paid-effectively, in compliance with the LIMIT PARTICIPATION OF BNDESPAR as defined in section 16:19. below (provided that if the total conversion of the DEBENTURES exceeds the LIMIT PARTICIPATION OF BNDESPAR it may be required partial conversion of the DEBENTURES issued and effectively paid until that threshold is reached), by an amount resulting from the division of SHARES UPDATED's FACE VALUE OF DEBENTURES in the DATE OF CONVERSION OF DEBENTURES (as defined in item 16:15. below), at the CONVERSION PRICE AT THE DISCRETION OF THE ISSUING COMPANY, defined in item 16:16. below ("CONVERSION OF THE DEBENTURES AT THE DISCRETION OF THE ISSUING COMPANY").

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16.14.1. It is hereby established that the obtainment of the status of open company for trading of shares of the COMPANY as a result of reorganization involving merger with a publicly traded company does not imply in ACCREDITED IPO, as defined in item 16.17 of this Clause III, and therefore , does not constitute the CONDITION FOR CONVERSION AT THE DISCRETION OF THE ISSUING COMPANY.

16.15. Upon verification of the CONDITION FOR CONVERSION AT THE DISCRETION OF THE ISSUING COMPANY, if the ISSUING COMPANY intends to exercise the right provided for in section 16:14. above, it must do so by means of a notification addressed to the TRUSTEE within 10 (ten) days from the date of the verification informing the amount of DEBENTURES to convert ("NOTIFICE OF CONVERSION AT THE DISCRETION OF THE ISSUING COMPANY " ). In up to 01 (one) business day from receipt of the NOTICE OF CONVERSION AT THE DISCRETION OF THE ISSUING COMPANY, the TRUSTEE shall notify the DEBENTURE HOLDERS about this event. For all legal purposes, the date of conversion of the DEBENTURES shall be the fifth (5th) business day from receipt of the NOTICE OF CONVERSION AT THE DISCRETION OF THE ISSUING COMPANY by the TRUSTEE ("DATE OF CONVERSION OF THE DEBENTURES"), subject to the procedures described in Section 16.6. above, as well as the operational procedures of the BM & FBOVESPA, as applicable.

16.16. THE CONVERSION PRICE AT THE DISCRETION OF THE ISSUING COMPANY is the lesser of the price resulting from the formula below and the entry price of the share in ACCREDITED IPO.

Where,

PAçãoinicial = BRL$1,025 (a real one and twenty five tenths of cents) per SHARE Ndiasúteis = Number of Days between DATE OF ISSUE and DATE OF THE CONVERSION OF DEBENTURES

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16.17. ACCREDITED IPO means an initial public offering of shares of the ISSUING COMPANY in a minimum amount of BRL$ 1,000,000,000.00 (one billion REAIS), held on the Novo Mercado segment of the BM&F-Bovespa.

16.18. The provisions of item 16.4., 16.5. and 16.7. to 16:11. above apply, mutatis mutandis, to the case of conversion at the discretion of the ISSUING COMPANY.

16.19. CONVERSION OF THE DEBENTURES AT THE DISCRETION OF THE ISSUING COMPANY shall be limited to a maximum contribution of 20% (twenty percent) of BNDESPAR of the capital stock of the ISSUING COMPANY ("LIMIT PARTICIPATION OF BNDESPAR").

17. GUARANTEE

17.1. To ensure the timely and full payment of any obligations of the DEBENTURES such as debt principal, interest, penalties and fines, the DEBENTURES will be with floating charge.

18. WAIVE OF RIGHTS

18.1. The waiver to any of the rights resulting from this DEED is not presumable. Any tolerance, express or implied, by the DEBENTURE HOLDERS, with the delay or breach of any obligation by the ISSUING COMPANY shall not imply novation.

19. METHOD OF PAYMENT

19.1. All payments for principal and income relative to the DEBENTURES will be made available through electronic transfer (TED), credit order document (DOC), or

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transfer, as applicable, to the current account indicated by the DEBENTURE HOLDER to the ISSUING COMPANY and will be held on the dates set forth in this DEED.

19.1.1. In case of use of DOC, the payment must be made one day in advance, so that the resources are available in the current account of the DEBENTURE HOLDER on the dates specified in this DEED.

20. INABILITY TO PAY

20.1. If the ISSUING COMPANY is unable to make any payment to a holder of DEBENTURES as a result of inaccuracy or lack of updated information on such DEBENTURES holder, such DEBENTURES holder shall not be entitled to any delinquent interest, penalty or indemnity, however, he will be entitled to the rights acquired up to the date of the release of funds by the ISSUING COMPANY, plus COMPENSATION of the DEBENTURES payable from the maturity date of the unfulfilled financial obligation until the date of the effective availability of funds, however, in this case the interest for the subsequent period shall be computed from the date of the actual payment and not the originally scheduled maturity.

21. DEFAULT

21.1. In the event of default of any obligation assumed by the ISSUING COMPANY in this DEED, the provisions of Articles 39 to 47-A of the "Provisions Applicable to BNDES Agreements", which is an integral part of this DEED as APPENDIX I ("APPLICABLE PROVISIONS " ) will be observed, given that, for the calculation of the amount due, the charges will be calculated on a pro rata basis per Days until the date of actual payment of the installment due. The APPLICABLE PROVISIONS shall be construed so that "Beneficiary" shall mean the ISSUING COMPANY and "BNDES" shall mean the DEBENTURE HOLDERS.

22. MATURITY ON WEEKENDS OR HOLIDAYS; COUNT TIME

22.1. All maturity in respect to any payment event of the DEBENTURES provided in this DEED to occur on Saturdays, Sundays or national holidays or bank holiday or any other day on which banks located in the City of Rio de Janeiro should be required to

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be  closed,    will  be  for  all  purposes  and  legal  effect,  extended  to  the  first  Business  Day  thereafter,  and  the  charges  calculated  by  this  date,  inclusive,  and  the  period  following  regular  determination  and  calculation  of  charges  on  the  DEBENTURES  shall  start  from  that  new  date,.

22.2. The  time  limits  provided  in  this  DEED  shall  be  computed  excluding  the  day  of  the  beginning  and  including  the  maturity  date.

23.  ISSUING  COMPANY  SPECIAL  OBLIGATIONS

23.1. Until  the  full  settlement  of  the  DEBENTURES,  subject  to  the  other  obligations  in  this  DEED,  the  ISSUING  COMPANY  undertakes  to:

a)        provide  to  the  TRUSTEE:

(i)           after  the  end  of  each  fiscal  year,  until  the  last  Business  Day  of  the  legal  deadline  for  disclosure,  copies  of  its  complete  financial  statements  for  the  respective  fiscal  year,  followed  by  the  management  report  and  the  independent  auditors'  report,  unless  such  information  is,  within  that  period,  provided  to  the  holders  of  DEBENTURES  on  the  website  of  the  ISSUING  COMPANY;

(ii)           information  about  the  occurrence  of  any  of  the  events  listed  in  item 24.1. below  immediately  after  being  aware  of  it  or  as  requested  by  the  TRUSTEE.  This  information  should  be  accompanied  by  a  report  from  the  ISSUING  COMPANY  with  the  description  of  the  occurrence  and  the  measures  that  ISSUING  COMPANY  intends  to  take  with  respect  to  such  occurrence.  If  this  information  arises  from  an  event,  act  or  fact  that  gives  rise  to  a  notice  of  material  fact  by  the  ISSUING  COMPANY,  pursuant  to  CVM.  358,  of  January  3, 2002, as  amended,  the  disclosure  of  such  event,  act  or  fact  under  this  subsection  shall  occur  concurrently  with  its  release  to  the  market,  according  to  that  statement;

(iii)           copy  of  any  mail  or  judicial  or  extrajudicial  notice  received  by  the ISSUING  COMPANY  that  can  impair  the  ability  of  the  ISSUING  COMPANY  to

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fulfill  their  obligations  in  this  DEED,  within  two  (2)  Business  Days  after  its  receipt;

(iv)          any  relevant  information  or  document  of  the  ISSUE,  within  10  (ten)  Business  Days  from  the  receipt  of  the  request

(v)   Within  ten  (10)  Business  Days  after  the  effective  registration  in  the  Board  of  Trade,  promptly  provide  copies  of  all  the  minutes  of  the  General  Meeting  or  the  Board  of  Directors  of  the  ISSUING  COMPANY  involving  in  any  way  the  interests  of  the  DEBENTURE  HOLDERS;

(vi)        within  ten  (10)  Business  Days  from  the  date  of  receipt  of  such  request,  documents  and  /  or  information  as  may  be  reasonably  requested  by  the  TRUSTEE  in  writing  so  that  the  TRUSTEE  is  capable  to  comply  with  its  obligations  under  this  DEED  and  applicable  law;

(vii)         for  the  purpose  of  monitoring  the  case  provided  for  in  item  24.1.  (f)  and  (p)  below,  the  ISSUING  COMPANY  undertakes  to  submit  quarterly  reports  to  the  TRUSTEE  a  report  on  the  judicial  claims  in  which  the  ISSUING  COMPANY  or  any  of  its  direct  or  indirect  subsidiaries  appear  as  a  defendant  and    in    which    they    (i)    have    an    amount    equal    or    greater    than    BRL$

50,000,000.00  (fifty  million  Reais)  or  (ii)  that  relates  to  child  labor,  slavery  or  crime  against  the  environment,  prepared  by  lawyers  involved  in  such  claims,  containing  their  respective  opinions.  The  ISSUING  COMPANY  is  not  required  to  forward  the  report  if  the  ISSUING  COMPANY  does  not  appear  as  a  defendant  in  court  claim  of  such  nature,  and

(viii)          give  notice  on  any  issue  of  SHARES  or  securities  convertible  into SHARES  within  ten  (10)  Business  Days  of  the  completion  of  that  issue.

b)              keep  all  accounts  updated  and  prepare  their  records  in  accordance  with  applicable  laws  and  regulations;

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c)          convene  a  General  Meeting  of  DEBENTURE  HOLDERS  to  deliberate  on  any  matter  that  directly  or  indirectly  relate  to  this  ISSUE  if  the  TRUSTEE  fails  to  do  so;

d)         not  conduct  operations  outside  their  business  purpose,  subject  to  the  statutory  provisions,  laws  and  regulations  in  force;

e)          remain  compliant  with  respect  to  all  taxes  owed  to  federal,  state  or  municipal  treasuries,  except  with  respect  to  those  taxes  that  are  challenged  in  good  faith  by  the  ISSUING  COMPANY,  in  administrative  and  /  or  judicial  field;

f)          comply,  and  cause  its  subsidiaries  to  comply  in  all  material  respects,  with  all  laws,  rules,  regulations  and  orders,  in  any  jurisdiction  in  which  it  carries  out  business  or  have  goods,  especially  to  comply  with  the  environmental  bodies,  complying  with  specific  environmental  legislation,  and  the  legislation  applicable  to  persons  with  disabilities,  except  for  those  obligations  or  legislation  challenged  in  good  faith  in  administrative  and  /  or  judicial  field;

g)          immediately  inform  the  TRUSTEE  of  the  occurrence  of  any  default  referred  to  in  this  DEED;

h)           report  to  the  TRUSTEE  on  the  date  of  the  event,  the  name  and  CPF  /  MF  of  individual  exercising  a  paid  position  or  that  is  an  employee  or  officer  of  the  company,  which  has  been  sworn  in  as  a  congressman  or  senator;

i)             obtain  and  maintain  valid  and  regular  in  all  material  respects,  all  permits,  licenses,  authorizations,  permits  or  approvals  necessary  for  the  development  of  its  business  and  the  business  of  its  subsidiaries;

j)             maintain,  conserve  and  preserve  in  good  order  and  working  condition,  in  all  material  respects,  all  of  its  assets  relevant  or  necessary  for  the  proper  conduct  of  its  business;

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k) ensure that its financial statements and accounting records do not contain any incorrect or false information or omit any material information that should be disclosed in accordance with legal and regulatory provisions in force;

l) not participate in, or carry out any transaction with related parties that are not held strictly commutative and compatible with the market requirements;

m) comply, as applicable, with the "PROVISIONS APPLICABLE TO BNDES CONTRACTS", approved by Resolution No. 665, of December 10, 1987, partially amended by Resolution No. 775, of December 16, 1991, by Resolution No. 863 of March 11, 1996, by Resolution No. 878 of 04 September 1996, by Resolution No. 894 of 06 March 1997, by Resolution No. 927 of 1 April 1998, by Resolution No. 976, of September 24, 2001, by Resolution No. 1571 of March 4, 2008, by Resolution No. 1832 of September 15, 2009, by Resolution 2078 of March 15, 2011 and Resolution 2079, the same date, all of BNDES Board, published in the Official Gazette (Section I) of December 29, 1987, December 27, 1991, April 8, 1996, September 24, 1996, March 19 1997, April 15, 1998, October 31, 2001, March 25, 2008, November 6, 2009, April 4, 2011 and April 18, 2011, respectively, which constitute APPENDIX I to this DEED;

n) not dispose of or encumber goods of its noncurrent assets, or of any of its direct or indirect subsidiaries, subject to registration of property in excess of the individual or aggregate limit of 10% (ten percent) of non-current consolidated assets, based on the audited financial statements for the year preceding the sale or encumbrance unless approved (including as to price and form of payment) in advance by holders of DEBENTURES representing the majority of the outstanding DEBENTURES and except for the assets included in the fixed assets of the ISSUING COMPANY that on this date were already encumbered, as well as the assets that are encumbered in favor of Banco Nacional de Desenvolvimento Economico e Social - BNDES, or in favor of other creditors, for the purpose of obtaining long-term funding for the PROJECT or their bridge loans;

o) upon occurrence, depending on the application of resources to the purpose set out in item 5 of Clause III above, a reduction of the staff of the ISSUING COMPANY during the term of the DEBENTURES, offer a training program aimed at job opportunities in the region and / or relocation programs for workers in other companies;

p) adopt during the term of this DEED, the measures and actions designed to prevent or remedy damage to the environment, safety and occupational health that may be caused by the ISSUING COMPANY and / or its subsidiaries in respect of the use of funds from this ISSUE;

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q) maintain in good standing its obligations before the environmental bodies, fulfilling the specific environmental legislation, except for those obligations or legislation challenged in good faith in administrative and / or judicial field;

r) apply the proceeds of this ISSUE solely for the purpose mentioned in item 5 of Clause III;

s) apply for registration as an open capital company until December 31, 2013 and meet all the requirements developed by the CVM within the statutory period, and in the event of any offer of shares, remain listed on the Novo Mercado segment of the BM&FBOVESPA, unless previously approved by DEBENTURE HOLDERS representing 2/3 (two thirds) of the outstanding DEBENTURES, and in this case, the ISSUING COMPANY will be entitled to migrate to higher level of corporate governance;

t) to publish, within the time and in the manner required by corporate law, its economic and financial information;

u) provide visits to the construction sites of rigs, so that the DEBENTURE HOLDERS allow in situ monitoring of the construction of rigs of the PROJECT, and

v) Maintain, simultaneously, during the term of the DEBENTURES, the following financial ratios, according to quarterly verification to be held by the TRUSTEE, based on quarterly financial statements, duly submitted by the ISSUING COMPANY, being the first quarterly verification related to the numbers of the first quarter of 2013.

1. Current Assets of ISSUING COMPANY / Current Liabilities of ISSUING COMPANY equal to or greater than 1.0 x

2. Net Debt / (Net Debt + Consolidated Paid up Capital of the Issuing company) less than or equal to 85%.

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23.1.1. For the purposes of paragraph "v" of Clause 23.1., the following settings shall apply:

"Consolidated Paid up Capital " means the sum of the paid-up capital of the ISSUING COMPANY and the installment of the paid up capital by minority shareholders in subsidiaries of the ISSUING COMPANY.

"Net Debt" means the sum of all financial consolidated debts of the ISSUING COMPANY, as applicable, with individuals and / or entities, including loans and third-party financing, issue of fixed-income securities, whether convertible into shares in the local capital market and / or international, amounts payable related to acquisitions, the values related to redeemable shares of the ISSUING COMPANY, as well as the excess amount to be paid for derivative transactions, subtracted from the cash (cash and cash equivalents).

24. ACCELERATION OF THE DEBENTURES

24.1. In addition to the cases provided for in Articles 39, 40 and 47-A of APPLICABLE PROVISIONS, it may be declared, subject to items 24.3. to 24.6. below as early matured all DEBENTURES, and the ISSUING COMPANY may be required, without prejudice to the penalties set forth in sections II and III of Chapter IX of APPLICABLE PROVISIONS, the debt payment on the outstanding balance of the DEBENTURES, including the updating of nominal value plus COMPENSATION and other charges until the date of payment, applying the provisions of item 21 above, and further without prejudice to the pursuit of compensation for damages to fully compensate the possible damage caused by the default of ISSUING COMPANY, in the following events:

a) noncompliance by the ISSUING COMPANY of any pecuniary obligation related to the DEBENTURES not remedied within ten (10) Business Days of its due date;

b) repeated protests of securities against the ISSUING COMPANY that, as an individual amount, are equal to or greater than BRL$ 10,000,000.00 (ten million reais) updated since the DATE OF ISSUE by the IPCA or in added value in a period of 12 (twelve) consecutive months exceed BRL$ 70,000,000.00 (seventy million reais) updated since the DATE OF ISSUE by the IPCA, unless (i) the protest has been made in error or bad faith of others, and this fact is validly proven by the ISSUING COMPANY within thirty (30) calendar days, (ii) if, within the same period, judiciary guarantees in court are provided by the ISSUING COMPANY and accepted by the Judiciary , or even (iii) if halted or canceled within five (5) Business Days upon knowledge by the ISSUING COMPANY;

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(iii)  if  halted  or  canceled  within  five  (5)  Business  Days  upon  knowledge  by  the ISSUING  COMPANY;

c)         application  for  judicial  or  extrajudicial  recovery  or  self-bankruptcy  filed  by  the  ISSUING  COMPANY  or  any  of  its  direct  or  indirect  subsidiaries  that  represent,  at  individual  or  aggregate  at  least  5%  (five  percent)  of  the  total  assets  of  the  ISSUING  COMPANY,  or  the  delivery  of  a  judgment  of  bankruptcy  of  the  ISSUING  COMPANY;

d)        dissolution  and  liquidation  of  ISSUING  COMPANY;

e)         not  be  remedied  by  any  DEBENTURE  HOLDER  or  by  the  TRUSTEE,  within  thirty  (30)  days  from  the  extrajudicial  notice  sent,  the  breach  of  any  non-monetary  obligation  set  forth  in  this  DEED;

f)         declaration  of  acceleration  of  any  debt  of  the  ISSUING  COMPANY  or  any  of  its  direct  and  indirect  subsidiaries,  due  to  contractual  default  or  final  conviction  in  court  for    payment    of    an    amount    in    individual    or    aggregate    period    of    twelve    (12)  consecutive  months  equals  to  or  above  BRL$  50,000,000.00  (fifty  million  Reais),  updated  since  the  DATE  OF  ISSUE  by  the  IPCA;

g)         inclusion  in  corporate  agreement  or  by  laws  of  the  ISSUING  COMPANY,  of  a  provision  by  which  a  special  quorum  is  required  for  deliberation  or  approval  of  matters  limiting  or  restricting  the  control  of  the  COMPANY  as  currently  exercised,  or  even  the  inclusion  therein  of  provisions  related  to:

(i)  restrictions  on  the  ability  of  growth  of  the  ISSUING  COMPANY  or  on  its  technological  development;

(ii)  access  restrictions  of  the  ISSUING  COMPANY  to  new  markets,  or

(iii)  restrictions  or  loss  of  ability  to  pay  financial  obligations  resulting  from  this  operation.

h)         confirmation  that  the  representations  of  this  DEED,  made  by  the  ISSUING  COMPANY,  were  false  or  misleading,  or  materially  incorrect  or  incomplete  at  the  time  they  were  made;

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i)           change  the  business  purpose  of  the  ISSUING  COMPANY,  unless  previously  approved  by  DEBENTURE  HOLDERS  representing  2/3  (two  thirds)  of  the  outstanding  DEBENTURES;

j)            if  the  capital  reduction  of  the  ISSUING  COMPANY  is  approved  with  repayment  to  shareholders  of  the  value  of  shares  or  by  reducing  the  amount  thereof,  if  not  paid,  the  significance  of  the  entries,  unless  previously  approved  by  the  DEBENTURE  HOLDERS  representing  two  thirds  (two-thirds)  of  the  outstanding  DEBENTURES;

k)          creation  of  redeemable  shares  or  participation  certificates  by  the  ISSUING  COMPANY,  unless  previously  approved  by  DEBENTURE  HOLDERS  representing  2/3  (two  thirds)  of  the  outstanding  Debentures;

l)          if  the  controlling  interest,  direct  or  indirect,  of  the  ISSUING  COMPANY  or  any  of  its  direct  or  indirect  subsidiaries  that  represent,  at  individual  or  aggregate  value  at  least  5%  (five  percent)  of  the  total  assets  of  the  ISSUING  COMPANY,  as  currently  exercised  is  altered  by  any  means,  unless  previously  approved  by  the  DEBENTURE  HOLDERS  representing  2/3  (two  thirds)  of  the  outstanding  Debentures,  except  (i)  in  the  case  of  changes  resulting  from  corporate  reorganizations  of  direct  or  indirect  controlling  companies  of  the  ISSUING  COMPANY  where  no  change  in  indirect  control  of  the  ISSUING  COMPANY,  including,  demerger  or  liquidation  of  Fip  Sondas,  under  a  right  of  migration  of  shareholder  of  Fip  Sondas  for  the  ISSUING  COMPANY,  or  the  entering  into  a  shareholders'  agreement  between  shareholders  or  part  of  the  indirect  shareholders  of  the  Company  who  hold  jointly  50%  (fifty  percent)  of  the  shares  of  Fip  Sondas,  under  Article  116  of  CORPORATE  LAW  or  (ii)  as  a  result  of  the  completion  of  the  ACCREDITED  IPO;

m)         acquisition  by  the  ISSUING  COMPANY  of  control  or  interest  in  other  companies,  "greenfield"  projects,  "joint  ventures"  or  consortia  consisting  of  activities  outside  the  business  purpose  of  the  ISSUING  COMPANY,  featuring  the  deviation  of  the  ISSUING  COMPANY’s  business  purpose,  unless  approved  in  advance  by  the  DEBENTURE  HOLDERS  representing  2/3  (two  thirds)  of  the  outstanding  Debentures;

n)          non-compliance  by  the  ISSUING  COMPANY,  on  the  schedule,  with  any  provision  contained  in  section  16  of  this  Clause  III;

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o)            failure  by  the  ISSUING  COMPANY,  to  comply  with  the  obligations  under  item 23.1. (n)  and  (v)  of  this  Clause  III,  unless  previously  approved  by  the  DEBENTURE  HOLDERS  representing  2/3  (two  thirds)  of  the  outstanding  Debentures;

p)          the  existence  of  a  final  judgment  in  relation  to  acts  by  the  ISSUING  COMPANY,  implying  infringement  to  legislation  dealing  with  the  fight  against  discrimination  based  on  race  or  gender,  child  labor  and  forced  labor,  or  a  crime  against  the  environment  ;

q)           allocation  of  the  funds  raised  in  this  ISSUE  other  than  as  specified  in  item  5  of Clause  III;

r)           payment  of  dividends,  subject  to  the  provisions  of  Article  202  of  the  LAW  OF  STOCK  CORPORATIONS,  interest  on  capital  or  any  other  profit  sharing  statutorily  provided,  when  in  arrears  with  the  DEBENTURE  HOLDERS;

s)                 approval  of  any  merger,  split,  transformation  or  any  other  corporate  reorganization  of  the  ISSUING  COMPANY,  or  its  subsidiaries,  whether  by  strictly  corporate  reorganization  or  by  disposition  of  relevant  assets  ("CORPORATE  RESTRUCTURING")  (provided  that  the  increase  or  decreased  of  indirect  interest  of  the  ISSUING  COMPANY  in  its  subsidiaries  will  not  be  considered  an  event  of  reorganization  for  purposes  of  this  clause,  provided  that  such  increase  or  decrease  in  indirect  interest  is  explicitly  provided  in  the  Shareholders  Agreements  in  effect  on  the  DATE  OF  ISSUE,  and  relating  to  28  (twenty  eight)  SPEs  headquartered  in  the  Netherlands  and  indirectly  controlled  by  the  ISSUING  COMPANY),  except:

(i)           spin-off  of  subsidiary  in  which  split  portion  is  incorporated  only  in  a  company  that  is,  and  even  after  the  operation  remains,  a  wholly  owned  subsidiary  of  the  ISSUING  COMPANY;

(ii)          merger  or  merger  of  shares  in  which  (a)  the  ISSUING  COMPANY  is  the  merging  entity  and  (b)  the  companies  involved  have  100%  of  its  shares  held  by  the  ISSUING  COMPANY  prior  to  such  merger  (except  for  shares  held  symbolic  and  exclusively  for  filling  legal  requirements),  or

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(iii)          if  such  reorganization  transaction  is  approved  by  the  DEBENTURE  HOLDERS  representing  at  least  2/3  (two  thirds)  of  the  outstanding  debentures.

t)          upon  obtainment  of  open  capital  company's  registration,  the  ISSUING  COMPANY  or  the  listing  on  the  Novo  Mercado  of  the  BM&FBOVESPA,  the  cancellation  of  registration  as  open  capital  company  of  the  ISSUING  COMPANY  or  the  removal  of  the  ISSUING  COMPANY  of  the  Novo  Mercado  of  BM&FBOVESPA,  unless  approved  in  advance  by  holders  of  debentures  representing  at  least  2/3  (two  thirds)  of  the  outstanding  Debentures;

u)         default  of  any  obligation  incurred  before  the  BNDES  and  its  subsidiaries,  by  the  ISSUING  COMPANY  or  entity  part  of  the  economic  group  that  the  ISSUING  COMPANY  belongs,  which  is  not  remedied  within  ten  (10)  business  days  of  notice  sent  by  the  BNDES  or  its  subsidiaries  to  the  ISSUING  COMPANY;

v)          certification  or  empowerment  as  Federal  Deputy  or  Senator  of  a  person  who,  performing  a  compensated  function,  or  being  among  the  owners,  controllers  or  directors  of  the  ISSUING  COMPANY,  as  provided  for  in  Federal  Constitution,  article  54,  items  I  and  II.

24.2.     In  the  event  of  occurrence  of  any  of  the  events  specified  in  subparagraph  (c)  of  section  24.1.  above,  when  related  to  the  ISSUING  COMPANY  and  not  to  any  of  its  subsidiaries,  and  paragraph  (d)  of  item  24.1.  above  the  automatic  acceleration  of  the  DEBENTURES,  regardless  of  any  prior  notification  to  or  consultation  with  the  ISSUING  COMPANY  or  the  DEBENTURE  HOLDERS  shall  occur.

24.3.     In  the  event  of  occurrence  of  any  of  the  events  specified  in  subparagraph  of  item  24.1.  above,  the  ISSUING  COMPANY  and  /  or  the  TRUSTEE  shall  convene  within  two  (2)  Business  Days  of  the  date  on  which  he  becomes  aware  of  the  occurrence  of  any  such  event,  a  General  Meeting  of  the  DEBENTURE  HOLDERS  to  discuss  the  declaration  of  early  maturity  of  the  DEBENTURES,  subject  to  the  quorum  specified  in  item  2.1.  of  Clause  V  below  ("DECLARATION  OF  DEFAULT  FOR  ACCELERATED  MATURITY").

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24.4.     In  the  event  of  occurrence  of  any  of  the  events  specified  in  item  24.1.  above,  if  the  DECLARATION  OF  DEFAULT  FOR  ACCELERATED  MATURITY  is  adopted,  the  TRUSTEE  shall  declare  the  early  maturity  of  all  obligations  of  the  DEBENTURES  and  demand,  by  sending  notification  to  the  ISSUING  COMPANY  ("ACCELERATION  NOTICE")  with  a  copy  to  the  DEBENTURE  HOLDERS,  the  immediate  payment  by  the  ISSUING  COMPANY  of  all  financial  obligations  under  the  ISSUE,  perhaps  including  charges  levied  up  to  the  date  of  actual  payment.

24.5.        Notwithstanding  the  provisions  of  section  24.3.  above,  the  Meeting  of  DEBENTURE  HOLDERS  with  the  purpose  of  deliberate  on  the  early  maturity  may  also  be  convened  by  the  DEBENTURE  HOLDERS  representing  10%  (ten  percent),  at  least,  of  the  outstanding  debentures.

24.6.      In  case  of  the  ACCELERATED  MATURITY  of  the  DEBENTURES  the  ISSUING  COMPANY  shall  fully  settle  the  outstanding  Debentures  by  paying  in  cash  the  updated  face  value  of  the  Debentures,  plus  all  charges  provided  for  in  this  DEED  and  in  the  APPLICABLE  PROVISIONS,  which  must  be  made  within  five  (5)  Business  Days  of  receipt  of  the  ACCELERATION  NOTICE  by  the  ISSUING  COMPANY.

25.        LAWSUIT  FILING  FINE

25.1. In  the  event  of  collection  or  enforcement  order,  the  ISSUING  COMPANY  shall  pay  a  fine  of  10%  (ten  percent)  of  the  amount  actually  due  on  the  DEBENTURES,  including  principal  and  interest,  subject  to  the  payment  of  court  costs,  and  attorneys'  fees,  payable  from  the  commencement  of  the  collection  action  or  enforcement.

CLAUSE IV  -  TRUSTEE

1.  APPOINTMENT

1.1. The  ISSUING  COMPANY  constitutes  and  appoints  as  TRUSTEE  of  the  ISSUE:  Pavarini  Distribuidora  de  Títulos  e  Valores  Mobiliários  Ltda.,  ,  which,  hereby,  and  in  the  best  form  of  the  law,  accepts  the  appointment,  pursuant  to  the  law  and  to  this  DEED,  to  the  DEBENTURE  HOLDERS,  stating  that:

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a)              it  does  not  have,  under  the  penalties  of  any  law,  any  legal  impediment,  pursuant  to  paragraph  3,  of  article  66  of  Law  No.  6404/76,  in  the  CVM  Instruction  No. 28, of  November  23,  1983  (as  altered,  ―  CVM  Instruction  28)  and  in  other  applicable laws  or,  in  case  of  alteration,  the  rules  that  may  replace  them,  to  perform  the  function  granted  to  them;

b)  accepts  the  function  granted  to  them,  totally  assuming  the  duties  and  attributions  set  forth  in  the  specific  law  and  in  this  DEED;

c)  they  are  aware  of  the  applicable  regulation  from  the  Brazilian  Central  Bank,  of  CVM and  other  competent  authorities;

d) it  is  not  in  any  of  the  interest  conflicts  situations  set  forth  in  article  10  of  CVM  Instruction  28;

e) confirmed  the  accuracy  of  the  information  contained  herein,  causing  the  omissions,  failures  or  defects  to  be  corrected;

f) fully  accepts  this  DEED  and  all  of  its  terms  and  conditions;

g) it  is  equal  to  a  financial  institution,  being  duly  organized,  constituted  and  existent  pursuant  to  the  Brazilian  Laws.

h) it  is  duly  authorized  to  execute  this  DEED  and  to  comply  with  its  obligations  set  forth  herein,  being  complied  all  legal  and  statutory  requirements  needed  for  it;

i) the  execution  of  this  DEED  and  the  fulfillment  of  its  obligations  hereunder  do  not  infringe  any  obligation  previously  assumed  by  the  TRUSTEE;

j) this  DEED  is  a  valid  and  enforceable  obligation  of  the  TRUSTEE,  and  enforceable  according  to  its  terms,  and

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k)  serves  as  a  Trustee  on  the  first  issue  of  common  DEBENTURES  of  the  Company,  in  the  amount  of  BRL$  1,850,000,000.00,  represented  by  1,850  DEBENTURES  with  warranty  represented  by  a  pledge  of  shares  and  dividends,  assignment  of  rights  and  receivables  and  surety  letter,  maturing  in  2033,  with  monetary  compensation  by  the  IPCA  and  8.0%  per  year  compensation  and  the  annual  payment  of  interests  and  principal.

2.          TERM

2.1.   The  TRUSTEE  will  start  performing  his  duties  on  the  date  of  this  DEED  or  any  amendment  concerning  the  replacement  and  shall  continue  to  perform  his  duties  until  his  actual  replacement  or  the  full  settlement  of  its  obligations  under  this  DEED.

3.          REPLACEMENT

3.1.    In  case  of  absence,  temporary  incapacity,  resignation,  intervention,  judicial  or  extrajudicial  liquidation,  bankruptcy,  or  any  other  case  of  vacancy,  shall  be  held  within  a  maximum  of  thirty  (30)  days  of  the  causing  event,  the  General  Meeting  of  DEBENTURE  HOLDERS  for  the  appointment  of  a  new  TRUSTEE,  which  may  be  called  by  the  TRUSTEE  to  be  replaced,  by  the  ISSUING  COMPANY  or  by  the  DEBENTURE  HOLDERS  representing  10%  (ten  percent),  at  least,  of  the  outstanding  debentures.  In  case  the  call  does  not  occur  within  15  (fifteen)  days  before  the  expiration  of  the  aforementioned  period,  it  will  be  up  to  the  ISSUING  COMPANY  to  accomplish  it,  subject  to  a  fifteen  (15)  days  period  for  the  first  call  and  eight  (8)  days  for  the  second  call,  provided  that  the  ISSUING  COMPANY  may  appoint  a  temporary  substitute  while  completing  the  process  of  choosing  a  new  TRUSTEE.

3.2. If  the  TRUSTEE  ceases  to  perform  his  duties  by  supervening  circumstances  to  this  DEED,  he  shall  immediately  report  the  fact  to  the  DEBENTURE  HOLDERS  requesting  his  replacement.

3.3. It  is  permitted  to  the  DEBENTURE  HOLDERS  after  the  expiration  of  deadline  for  the  distribution  of  the  DEBENTURES,  to  replace  the  TRUSTEE,  and  to  appoint  his  substitute,  at  a  meeting  specially  convened  for  that  purpose.

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3.4.   The  replacement  of  the  TRUSTEE  shall  be  subject  to  amendment  to  this  DEED,  which  must  be  filed  at  the  Board  of  Trade  of  the  State  of  Rio  de  Janeiro.

4.  DUTIES

4.1. In  addition  to  other  required  by  law,  the  following  are  duties  and  responsibilities  of  the  TRUSTEE:

a) protect  the  rights  and  interests  of  DEBENTURE  HOLDERS,  employing,  on  the  job,  care  and  diligence,  which  an  active  and  honest  man  usually  uses,  in  managing  his  own  property;

b) resign  in  the  event  of  occurrence  of  conflicts  of  interest  or  any  other  type  of  disability;

c) keep  in  good  care  all  registries,  correspondence  and  other  documents  related  to  the  exercise  of  their  functions;

d) check  at  the  time  of  accepting  the  duty,  the  veracity  of  the  information  contained  in  this  DEED,  making  all  efforts  to  correct  any  omissions,  failures  or  defects  known;

e) promote  in  the  competent  bodies,  if  the  ISSUING  COMPANY  fails  to  do,  the  record  of  the  addendums  of  this  DEED,  remedying  gaps  and  irregularities  that  may  have  therein.  In  this  case,  the  registrar  shall  notify  the  administration  of  this  ISSUING  COMPANY  to  provide  him  with  the  necessary  information  and  documents;

f) monitor  the  compliance  with  the  periodicity  in  providing  the  required  information,  informing  the  DEBENTURE  HOLDERS  about  any  omissions  or  inaccuracies  contained  in  such  information;

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g) request,  when  it  deems  necessary  for  the  faithful  performance  of  his  duties,  updated  certificates  of  civil  distributors,  courts  of  the  public  treasurer,  notary  protest,  conciliation  and  trial  courts,  public  treasure  prosecutor’s  office,  where  the  headquarters  of  the  principal  ISSUING  COMPANY  is  located;

h) convene,  when  necessary,  the  General  Meeting  of  DEBENTURE  HOLDERS  by  notice  published  at  least  three  (3)  times  in  the  media  agencies  where  the  ISSUING  COMPANY  should  make  its  publications;

i) attend  the  General  Meeting  of  DEBENTURE  HOLDERS  in  order  to  provide  the  information  requested  and  provide  copies  of  the  minutes  to  the  DEBENTURE  HOLDERS  within  3  (three)  Business  Days  from  the  date  of  its  performance;

j) prepare  an  annual  report  to  DEBENTURE  HOLDERS,  under  Article  68,  paragraph  1,  letter  (b)  of  CORPORATE  LAW,  which  shall  contain  at  least  the  following  information:

(i)  relevant  facts  occurred  during  the  fiscal  year  ended  relative  to  the  implementation  of  the  obligations  assumed  by  the  ISSUING  COMPANY  under  this  DEED  and  to  the  guarantee  provided,  mentioned  in  paragraph  17  of  Clause  III  above;

(ii)  amortization  and  interest  payment  of  the  DEBENTURES  in  the  period,  as  well  as  acquisitions  and  sales  of  DEBENTURES  made  by  the  ISSUING  COMPANY,  and

(iii)  statement  about  its  ability  to  continue  functioning  as  the  TRUSTEE;

k) make  the  report  referred  to  in  subparagraph  "j"  above  available  to  the  DEBENTURE  HOLDERS  within  four  (4)  months  of  the  close  of  the  fiscal  year  of  the  ISSUING  COMPANY,  and  for  a  period  of  at  least  three  (3)  months,  at  least  in  following  locations;

(i) in  the  headquarters  of  the  ISSUING  COMPANY;  and

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(ii)       in  his  office,  even  if  it  is  available  in  the  "website"  of  the  TRUSTEE.

l) exercise  all  the  rights  and  privileges  available  to  the  DEBENTURE  HOLDERS  and  to  the  TRUSTEE  provided  in  this  DEED  and  in  documents  attached  to  it,    unless  such  rights  and  privileges  are  waived  in  the  General  Meeting  of  the  DEBENTURE  HOLDERS  convened  for  this  purpose,  by  DEBENTURE  HOLDERS  representing  the  totality  of  the  outstanding  Debentures,  including,  without  limitation,  sending  and  forwarding  all  notices  and  communications  provided  for  therein;

m) keep  the  list  of  DEBENTURE  HOLDERS  and  its  addresses  updated  with  the ISSUING  COMPANY;

n)  monitor  compliance  with  the  clauses  contained  in  this  DEED;

o)  notify  the  DEBENTURE  HOLDERS,  individually  if  possible,  within  sixty  (60)  days  of  any  default  by  the  ISSUING  COMPANY,  of  obligations  in  this  DEED,  indicating  the  location  where  he  will  provide  further  information  to  interested  parties,  and

n)  forward  to  DEBENTURE  HOLDERS,  individually  if  possible,  within  one  (1)  Business  Day,  copy  of  all  reports  and  communications  received  from  ISSUING  COMPANY  regarding  ISSUE.

5.          SPECIFIC  ASSIGNMENTS

5.1. The  TRUSTEE  uses  any  judicial  or  extrajudicial  procedures,  against  the  ISSUING  COMPANY,  for  the  protection  and  defense  of  the  interests  of  the  DEBENTURE  HOLDERS  and  the  realization  of  their  claims,  and  shall,  in  case  of  default  of  the  ISSUING  COMPANY:

a) declare  under  the  terms  of  this  DEED,  especially  items  24.3.  and  24.4.  of  Clause  III  above,  the  early  maturity  of  the  DEBENTURES,  and  collect  the  principal  and  accessories;

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b) perform,  as  representatives  of  the  DEBENTURE  HOLDERS,  the  guarantees  provided  under  item  17  of  Clause  III  above,  using  the  proceeds  to  pay  the  DEBENTURE  HOLDERS,  and

c) take  any  measure  necessary  to  carry  out  the  credits  of  the  DEBENTURE  HOLDERS  under  this  DEED.

6.          RESPONSIBILITY:

6.1. The  TRUSTEE  will  only  be  exempt  from  responsibility  for  not  adopting  the  measures  contemplated  in  subparagraphs  (a)  through  (c)  of  item  5  above  if  the  convened  General  Meeting  of  DEBENTURE  HOLDERS  authorizes  him  not  to  do  so  by  resolution  of  the  DEBENTURE  HOLDERS  representing  60%  (sixty  percent)  of  the  outstanding  debentures.

7.          COMPENSATION  OF  TRUSTEE

7.1. The  ISSUING  COMPANY  shall  pay  the  TRUSTEE,  or  the  institution  that  replaces  it,  as  fees  for  the  performance  of  duties  and  obligations  incumbent  upon  it  under  the  law  and  this  DEED  compensation  to  be  paid  as  follows:

(i) Annual  installments  of  BRL$  8,000.00  (eight  thousand  reais)  each,  with  the  first  installment  due  in  five  (05)  days  after  the  signing  of  the  DEED,  and  the  remaining  installments  on  the  same  day  of  the  year  subsequent  to  the  expiration  of  the  DEBENTURES,  and,  if  such  date  is  not  a  business  day,  the  first  business  day  thereafter,  or  while  the  TRUSTEE  represents  the  interests  of  the  DEBENTURE  HOLDERS,  as  provided  in  item  (vi)  below;

  (ii) Payment  of  Installments  of  compensation  described  above  shall  be  made  to  the  TRUSTEE,  plus  amounts  related  to  taxes  and  duties  on  revenue:  ISS  (Service  Tax  of  any  kind),  PIS  (Contribution  to  the  Social  Integration  Program)  and  COFINS  (Social  Contribution  for  Social  Security  Financing)  including  any  interest,  additional  taxes,  fines  or  penalties  that  may  incur  in  relation  to  such  taxes  on  transactions,  as  well  as  any  increases  in  pre-existing  rates  so  that  the  TRUSTEE  receives  the  compensation  as  if  such  taxes  were  not  levied;

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(iii)        The  Installments  mentioned  above  will  be  updated  annually  according  to  the  accumulated  variation  of  the  IGP-M,  or  in  its  absence  or  inability  of  application,  by  the  official  index  that  may  replace  it,  from  the  date  of  payment  of  the  first  installment,  up  to  the  dates  of  payment  of  each  subsequent  installment  calculated  pro  rata  basis;

(iv)       If  the  ISSUING  COMPANY  is  not  performing  all  its  obligations  in  the  DEED  or  in  the  event  of  prior  restructuring  of  conditions  of  the  DEBENTURES  after  subscription,  the  TRUSTEE  will  be  entitled  to  one  additional  compensation  equivalent  to  BRL$ 400.00 (four  hundred  Reais)  per  man  hour  work  devoted  to  (i)  advising  DEBENTURE HOLDERS,  (ii)  attendance  at  meetings  with  the  ISSUING  COMPANY  and  /  or  with  DEBENTURE  HOLDERS  and  (iii)  the  implementation  of  the  consequential  decisions  of  the  DEBENTURE  HOLDERS  and  the  ISSUING  COMPANY.  The  additional  compensation  shall  be  paid  by  the  ISSUING  COMPANY  to  the  Trustee  within  five  (05)  Business  Days  after  delivery  of  the  statement  report  of  time  spent;

(v)  In  the  event  of  late  payment  of  any  amount  due  as  a  result  of  compensation  herein  fixed,  the  overdue  will  be  subject  to  interest  of  1%  (one  percent)  per  month  and  non-  compensatory  fine  of  2%  of  the  value  due,  and

(vi) The  compensation  is  payable  even  after  the  maturity  of  the  Debentures,  if  the  TRUSTEE,  is  still  working  on  collecting  the  fulfillment  of  obligations  of  the  ISSUING  COMPANY,  and  do  not  include  the  payment  of  reasonable  third  party  experts,  such  as  auditors,  lawyers,  consultants  finance,  among  others.

8.  EXPENSES

8.1. THE  ISSUING  COMPANY  shall  reimburse  the  TRUSTEE  all  the  reasonable  and  demonstrably  expenses  it  has  incurred,  to  protect  the  rights  and  interests  of  the  DEBENTURE  HOLDERS,  or  to  make  their  claims,  except  in  cases  where  the  ISSUING  COMPANY  is  successful  in  lawsuits  that  are  filed  by  the  TRUSTEE,  by  request  of  the  DEBENTURE  HOLDERS,  in  which  case  the  related  tax  loss  burden  will  be  borne  by  the  DEBENTURE  HOLDERS.

8.2.   In  case  of  default  of  the  ISSUING  COMPANY,  all  expenses  that  the  TRUSTEE  may  incur  to  protect  the  interests  of  the  DEBENTURE  HOLDERS  must  be  approved  in  advance  by  the  DEBENTURE  HOLDERS,  and  subsequently  reimbursed  to  the

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DEBENTURE  HOLDERS  by  the  ISSUING  COMPANY.  Such  expenses  include  legal  fees,  including  third  parties,  arbitrated  by  a  court  or  arbitration  court,  deposits,  expenses  and  judicial  charges  of  lawsuits  filed  by  the  TRUSTEE,  if  related  to  the  solution  of  delinquency,  as  representative  of  the  DEBENTURE  HOLDERS.

8.2.1 The  compensation  and  reimbursable  expenses  of  the  TRUSTEE,  should  the  ISSUING  COMPANY  remain  in  default  with  respect  to  payment  of  these  for  a  period  exceeding  thirty  (30)  calendar  days,  should  be  advanced  by  the  DEBENTURE  HOLDERS.

8.3. The  costs  referred  to  in  this  item,  shall  include  the  following:

a)         publication  of  reports,  warnings  and  notifications,  as  provided  for  in  this  DEED,  and  others  that  may  be  required  by  applicable  regulations;

b)         extraction  of  certificates,  and

c)          any  additional  and  special  or  expert  reports  that  may  be  essential,  if  there  are  omissions  and  /  or  obscurities  of  the  information  relevant  to  the  strict  interests  of  the  DEBENTURE  HOLDERS,  however,  the  expenses  with  legal  opinions  will  only  be  reimbursed  by  the  ISSUING  COMPANY  if  the  TRUSTEE  is  successful  in  lawsuit  filed  against  that,  otherwise,  it  will  be  reimbursed  by  the  DEBENTURE  HOLDERS.

8.4. The  compensation  referred  to  in  this  item  will  be  made  within  five  (5)  Business  Days  after  delivery  to  the  ISSUING  COMPANY  of  documents  evidencing  expenses  reasonably  and  effectively  made  and  necessary  to  protect  the  rights  of  the  holders  of  the  Debentures.

8.5. The  TRUSTEE  credit  for  expenses  he  has  made  to  protect  rights  and  interests  or  perform  DEBENTURE  HOLDERS  'claims,  which  have  not  been  settled  in  accordance  with  item  8.4.  above,  will  be  added  to  the  debt  of  the  ISSUING  COMPANY  and  shall  enjoy  the  same  guarantee  of  the  DEBENTURES,  with  preference  to  them  in  order  of  payment.

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CLAUSE V  –  GENERAL  MEETING  OF  DEBENTURE  HOLDERS

The  holders  of  the  DEBENTURES  shall  meet,  at  any  time,  in  A  General  Meeting  to  deliberate  on  matters  of  interest  of  the  DEBENTURE  HOLDERS.

1.          NOTICE

1.1 The  meeting  may  be  convened  by  the  ISSUING  COMPANY,  by  the  TRUSTEE  and  by  the  DEBENTURE  HOLDERS  representing  10%  (ten  percent),  at  least,  of  the  outstanding  debentures.  Any  proposed  change  in  the  conditions  of  the  Debentures  will  be  made  exclusively  by  ISSUING  COMPANY.

2.          CONVENING  AND  DELIBERATION

2.1       The  General  Meeting  shall  be  convened  with  the  quorum  set  forth  in  Article  71,  paragraph  three,  of  CORPORATE  LAW,  and  unless  a  highest  quorum  is  expressly  provided  in  this  DEED,  it  shall  act  by  vote  of  the  DEBENTURE  HOLDERS  representing  at  least  50%  (fifty  percent)  plus  one  (1)  of  the  then  outstanding  DEBENTURES.

2.2           In  the  resolutions  of  the  meeting,  each  DEBENTURE  entitled  to  one  vote,  accepted  the  constitution  of  agents,  subject  to  the  provisions  of  paragraphs  1  and  2  of  Article  126  of  CORPORATE  LAW.

2.3       Except  as  otherwise  provided  in  this  DEED,  any  modifications  (i)  CONVERSION  PRICE;  (ii)  of  the  DEBENTURES  COMPENSATION;  (iii)  in  DATE  OF  EXPIRATION  OF  DEBENTURES  (iv)  in  the  assumptions  and  criteria  for  conversion  of  the  debentures;  (v)  in  this  item  2.3.  Clause  V  will  depend  on  the  approval  of  the  DEBENTURE  HOLDERS  representing  at  least  90%  (ninety  percent)  of  the  then  outstanding  DEBENTURES.

2.4         For  the  purpose  of  forming  the  quorum  referred  to  in  this  Clause  it  shall  be  excluded  from  the  number  of  outstanding  debentures,  those  belonging  to  the  ISSUING  COMPANY.

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2.5        The  DEBENTURE  HOLDERS  will  receive  notice  to  the  General  Meetings  of  DEBENTURE  HOLDERS  with  at  least  thirty  (30)  days  prior  to  the  first  call  and  [15]  ([fifteen])  days  for  the  second  call,  applying  where  applicable,  the  provisions  of  CORPORATE  LAW  on  the  General  Meeting  of  shareholders.

CLAUSE VI  –  REPRESENTATIONS  AND  GUARANTEES  OF  THE  ISSUING  COMPANY

1.1. The  ISSUING  COMPANY  hereby  represents  and  warrants  to  the  DEBENTURE  HOLDERS  that:

a)          it  is  a  company  validly  incorporated  and  operating  in  accordance  with  the  law  of  stock  corporations  in  force;

b)                 for  the  execution  of  this  DEED  and  the  assumption  and  fulfillment  of  obligations  arising  from  it,  all  necessary  authorizations  from  the  governing  bodies  and  executives  (General  Meeting,  Board  of  Directors  and  Officers)  were  obtained,

c)            its  legal  representatives  signing  this  DEED  have  statutory  powers  to  take  on  behalf  of  the  ISSUING  COMPANY,  the  obligations  herein  set  out,  and,  as  trustees,  have  the  powers  lawfully  granted,  and  their  respective  mandates  in  full  force;

d)           its  economic,  financial  status  and  assets  reflected  in  the  financial  statements  required  by  law  until  the  date  on  which  such  statement  is  made,  has  not  undergone  any  significant  changes  that  may  adversely  affect  the  fulfillment  of  its  obligations  under  this  DEED;

e)         there  are  no  securities  issued  or  drawn  against  it  that  have  been  presented  for  protest  or  have  been  protested,  which  the  individual  or  total  amount  is  less  than  BRL$

50,000,000.00  (fifty  million  Reais),  except  those  that  being  presented  for  protest,  challenged  in  court,  with  reasonable  grounds  of  law,  of  restraining  injunction  of  protest  followed,  as  appropriate,  of  the  respective  main  action;

f) the  execution  of  this  DEED  and  the  assumption  and  fulfillment  of  obligations  arising  from  it  do  not  cause,  directly  or  indirectly,  the  failure,  total  or  partial,  of  (i)  any

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contract,  of  any  nature,  entered  into  prior  to  the  date  of  signing  of  this  DEED,  of  which  the  ISSUING  COMPANY  is  a  party  or  by  which  it  is  bound,  in  any  way,  any  of  its  tangible,  intangible,  movable  or  immovable  property,  (ii)  any  law  or  regulation  to  which  the  ISSUING  COMPANY  or  any  of  its  tangible,  intangible,  movable  or  immovable  property  are  subject,  and  (iii)  any  order,  resolution,  albeit  preliminary,  judicial  or  administrative,  that  the  ISSUING  COMPANY  is  aware  of  and  that  affects  the  ISSUING  COMPANY  or  any  of  its  tangible,  intangible  assets,  movable  or  immovable  property;

g)              this  DEED  constitutes  a  legal,  valid  and  binding  obligation  of  the  ISSUING  COMPANY,  enforceable  according  to  its  terms  and  conditions;  and  payments  and  non-  monetary  obligation  under  this  DEED  are  not  subordinated  to  any  other  debt  of  the  ISSUING  COMPANY,  except  preference  of  payment  order  in  the  event  of  liquidation  of  the  ISSUING  COMPANY;

h)               has  already  obtained  all  permits  and  licenses  (including  environmental)  required  by  federal,  state  and  local  bodies,  both  in  Brazil  and  in  other  jurisdictions,  for  the  exercise  of  its  activities  and  its  subsidiaries  and  payable  until  the  present  moment,  including  licenses  and  /  or  permits  relating  to  the  environment,  all  of  which  are  valid,  except  for  those  obligations  or  legislation  challenged  in  good  faith  in  administrative  and  /  or  judicial  field.

CLAUSE VII  –  GENERAL  PROVISIONS

1.  COMMUNICATION

1.1. Communications  to  be  sent  to  the  ISSUING  COMPANY  under  this  DEED,  if  made  by  facsimile  or  electronic  mail  shall  be  deemed  received  on  the  date  of  its  posting,  provided  that  its  receipt  is  confirmed  by  indication  (receipt  issued  by  the  machine  used  by  the  sender,  upon  confirmation  by  phone),  and  the  respective  originals  are  forwarded  within  five  (5)  Business  Days  after  sending  the  message,  if  made  by  mail,  notices  shall  be  deemed  given  when  received  by  protocol  or  "acknowledgment  of  receipt"  issued  by  mail  or  by  telegram  at  the  address  shown  in  the  following  qualification:

ISSUING  COMPANY

SETE  BRASIL  PARTICIPAÇÕES  S.A.

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Rua Humaitá  275,  sala  1302,  Humaitá

CEP  22261-005  -  Rio  de  Janeiro,

RJ A/C:  Vinicius  Dias  and  Antonio  Siqueira

Tel.:  (21)  2528-0080

FAX:  (21)  2528-0080

Email:  vinicius.dias@setebr.com  e  antonio.siqueira@setebr.com

TRUSTEE

PAVARINI  DISTRIBUIDORA  DE  TÍTULOS  E  VALORES  MOBILIÁRIOS  LTDA.  Rua  Sete  de  Setembro  99,  24º  andar

CEP  20050-005  -  Rio  de  Janeiro,  RJ

A/C:  Mr.  Carlos  Alberto  Bacha  /  Mr.  Rinaldo  Rabello  Ferreira

Tel.:  (21)  2507-1949

FAX:  (21)  3554-4635

Email:  pavarini@pavarini.com.br  /  bacha@pavarini.com.br  /

rinaldo@pavarini.com.br

2.          APPLICABLE  LAW

2.1.      This  DEED  is  governed  by  the  Laws  of  the  Republic  of  Brazil.

3.          EXTRAJUDICIAL  EXECUTIVE  TITLE  AND  SPECIFIC  PERFORMANCE

3.1.          This  DEED  and  the  DEBENTURES  constitute  extrajudicial  executive  titles  pursuant  to  sections  I  and  II  of  Article  585  of  Law  No.  5,869,  of  January  11,  1973,  as  amended  (the  "CODE  OF  CIVIL  PROCEDURE"),  and  the  ISSUING  COMPANY  and  the  DEBENTURE  HOLDERS  hereby  acknowledge  that,  notwithstanding  any  other  appropriate  action,  the  obligations  under  this  DEED  include  specific  performance,  subject  to  the  provisions  of  Articles  632  and  following  of  the  CODE  OF  CIVIL  PROCEDURE,  without  prejudice  to  the  right  to  declare  the  ACCELERATED  MATURITY  of  the  DEBENTURES  under  this  DEED.

4.          IRREVOCABILITY;  SUCCESSORS

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4.1. This  DEED  is  signed  in  an  irrevocable  and  irreversible  manner  except  in  the  event  of  non-fulfillment  of  the  requirements  listed  in  Clause  II  above,  binding  the  ISSUING  COMPANY,  the  DEBENTURE  HOLDERS,  and  their  successors.

5.          SEVERABILITY

5.1. If  any  provision  of  this  DEED  is  held  to  be  illegal,  invalid  or  unenforceable,  all  other  provisions  shall  remain  unaffected  by  such  judgment,  and  the  ISSUING  COMPANY  and  the  DEBENTURE  HOLDERS  will  undertake  in  good  faith,  to  replace  the  provision  affected  by  other,  as  far  as  possible  to  the  same  effect.

6.  JURISDICTION

6.1.      The  ISSUING  COMPANY  and  the  TRUSTEE  hereby,  and  the  DEBENTURE  HOLDERS  (separately  or  together  hereafter,  for  the  purposes  of  this  Section  6,  called  "Party"  or  "Parties"),  from  the  signature  of  the  subscription  list  of  the  DEBENTURES,  undertake    to    submit    to   arbitration,    permanently,    any    disagreement    or   dispute  relating  to  this  DEED,  including  as  to  its  interpretation,  performance,  default,  termination  or  invalidity,  which  should  be  conducted  at  the  Center  for  Mediation  and  Arbitration  of  the  Chamber  of  Commerce  Brazil-Canada  in  accordance  with  the  terms  of  its  Regulations,  with  strict  adherence  to  current  legislation,  especially  the  Law  n 9.307/96,  and  this  DEED  shall  be  considered  as  Clause  of  Commitment  pursuant  to  Article  4  of  that  Law.  It  is  therefore  mandatory  the  signing  of  the  respective  instrument  and  acceptance  of  the  arbitration  award  that  may  be  given  on  any  dispute  or  controversy  arising  out  eventually.

6.2. The  arbitration  shall  be  conducted  in  accordance  with  the  procedural  rules  of  the Board  in  force  at  the  time  of  the  arbitration  ("Chamber  Regulation").

6.3.   The  arbitration  shall  be  carried  out  by  an  Arbitration  Court  composed  of  three  arbitrators,  preferably  enrolled  in  the  Bar  Association  of  Brazil  ("Arbitration  Court").

6.4.   Each  Party  to  appoint  an  arbitrator.  If  there  is  more  than  one  claimant,  they  all  appoint  an  agreed  sole  arbitrator;  if  it  is  more  than  one,  they  all  appoint  an  agreed

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sole  arbitrator.  The  third  arbitrator,  who  shall  chair  the  Arbitration  Court  shall  be  chosen  jointly  by  the  arbitrators  appointed  by  the  parties  involved.

6.5. Any  omissions,  denials,  disputes,  doubts  and  lack  of  agreement  on  the  appointment  of  arbitrators  by  the  parties  involved  or  the  third  arbitrator  shall  be  settled  by  the  Chamber.

6.6. The  procedures  provided  for  in  this  Section  6  shall  also  apply  to  cases  of  replacement  of  arbitrator.

6.7. The  arbitration  will  be  held  in  the  city  of  Rio  de  Janeiro,  State  of  Rio  de  Janeiro,  and  the  Arbitration  Court  may,  with  justification,  to  designate  the  achievement  of  specific  acts  elsewhere.

6.8. The  arbitration  will  be  conducted  in  Portuguese.

6.9. The  arbitration  shall  be  under  the  law,  applying  the  rules  and  principles  of  law  of  the  Federative  Republic  of  Brazil.

6.10. The  arbitration  shall  be  completed  within  six  (6)  months  from  the  date  of  its  installation,  which  may  be  extended  with  justification  by  the  Arbitration  Court.

6.11. The  arbitration  will  be  confidential.

6.12.   The  Arbitration  Court  will  allocate  among  the  parties,  according  to  the  criteria  of  defeat,  reasonableness  and  proportionality,  the  payment  and  reimbursement  of  (i)  the  fees  and  other  amounts  due,  paid  or  reimbursed  to  the  Board,  (ii)  the  fees  and  other  amounts  due  or  paid  reimbursed  to  arbitrators,  (iii)  the  fees  and  other  amounts  due,  paid  or  reimbursed  to  the  experts,  translators,  interpreters,  and  other  auxiliary  stenotypists  eventually  appointed  by  the  Arbitration  Court,  (iv)  the  fees  of  collapsing  fixed  by  the  Arbitration  Court  and  (v)  of  any  indemnity  for  litigation  in  bad  faith.  The  Arbitration  Court  shall  not  condemn  any  of  Stakeholders  to  pay  or  reimburse  (i)  contractual  fees  or  any  other  amount  due,  paid  or  reimbursed  by  the  other  party  to  his  lawyers,  technicians,  translators,  interpreters  and  other  auxiliary  and  (ii)  any

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other  value  due,  paid  or  reimbursed  by  the  other  party  with  respect  to  arbitration,  like  copying  expenses,  endorsements,  endorsed  by  the  consulate  and  travel.

6.13. Arbitration  awards  shall  be  final  and  binding,  not  requiring  court  approval  or  any  appeal  against  the  same,  except  for  requests  for  correction  and  clarification  to  the  Arbitration  Court  as  provided  for  in  art.  30  of  Law  No.  9.307/96  and  eventual  annulment  action  based  on  art.  32  of  Law  No.  9.307/96.

6.14. Before  installation  of  the  Arbitration  Court,  any  of  the  Parties  may  request  the  Judiciary  emergency  measures,  given  that  any  request  for  an  urgent  measure  to  the  Judiciary  does  not  affect  the  existence,  validity  or  enforceability  of  the  arbitration  agreement,  or  represent  a  waiver  regarding  the  need  for  submission  to  arbitration  Conflict.  After  installation  of  the  Arbitration  Court,  the  requirements  of  urgency  measure  shall  be  directed  to  the  Arbitration  Court.  Emergency  measures  granted  by  the  judiciary  may  be  reviewed  by  the  Arbitration  Court  after  its  establishment.

6.15. For  (i)  the  emergency  measures  of  protection  and  interim  relief  prior  to  the  constitution  of  the  Arbitration  Court,  (ii)  the  implementation  of  the  awards  of  the  Arbitration  Court,  including  the  final  verdict  and  possible  partial  sentence,  (iii)  any  action  for  annulment  based  on  art.  32  of  Law  No.  9.307/96  and  (iv)  the  Conflicts  that  under  Brazilian  law  cannot  be  submitted  to  arbitration,  it  is  hereby  elected  the  Courts  of  Rio  de  Janeiro,  State  of  Rio  de  Janeiro,  as  the  only  competent  court,  waiving  the  right  to  any  other,  however  privileged  it  may  be.

In witness  whereof,  the  ISSUING  COMPANY  and  the  TRUSTEE,  have  signed  this  DEED  in  three  (3)  counterparts  of  equal  form  and  content  for  the  same  purpose,  together  with  two  (2)  undersigned  witnesses.

Rio  de  Janeiro,  [  ]  de  [  ]  de  2013.

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Signature page of the Private Instrument Of DEED Of The 2nd Private Issuance Of Debentures Convertible Into Shares, With Floating Charge, Of Sete Brasil Participações S.A. and Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., on [ ] [ ] , 2013.

SETE BRASIL PARTICIPAÇÕES S.A.

By:___________________

Name:
Position:

By:____________________

Name:
Position:

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Signature page of the Private Instrument Of DEED Of The 2nd Private Issuance Of Debentures Convertible Into Shares, With Floating Charge, Of Sete Brasil Participações S.A. and Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., on [ ] [ ] , 2013.

PAVARINI DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.

By:____________________

Name:
Position:

By:____________________

Name:
Position:

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Signature page of the Private Instrument Of DEED Of The 2nd Private Issuance Of Debentures Convertible Into Shares, With Floating Charge, Of Sete Brasil Participações S.A. and Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., on [ ] [ ] , 2013.

Witnesses:

1. Name:_____________________
ID CARD:
CPF:

2. Name:_____________________
ID CARD:
CPF:

ANNEX 3

Pursuant to article 8 of CVM Instruction No. 481, of 12/17/2009, the Company hereby provides to its shareholders the following documents and information:

I – name and qualification of the interested related party:

BNDES PARTICIPAÇÕES S.A.- BNDESPAR, a full subsidiary of the BRAZILIAN DEVELOPMENT BANK - BNDES, with registered office in Brasília, Federal District, andbusiness offices in the City of Rio de Janeiro, at Avenida República do Chile nº 100- parte, registered in the National Register of Corporate Taxpayersof the Ministry ofFinance (“CNPJ/MF”) under No. 00.383.281/0001-09.

BRAZILIANDEVELOPMENT BANK- BNDES, a Federal Company of Brazil, with registered office in Brasília, Federal District, and business offices at Avenida Repúblicado Chile n.°100, City of Rio de Janeiro, State ofRio de Janeiro, Federative Republic of Brazil (“Brazil”), registered in the National Register of Corporate Taxpayersof the Ministry of Finance (“CNPJ/MF”) under No.33.657.248/0001-89.

II – type of relationship between the interested related party and the company:

Bothof them are controlled by the Federal Government.

III –  number  of  shares  and  other  securities  issued  by  the  company  held  by  the interested related party, directly or indirectly.

Position of 07/31/2013

Shareholder	Common shares	%	Preferred shares	%	Total	%
Brazilian Development Bank – BNDES	740,202,699	9.95	161,596,958	2.88	901,799,657	6.91
BNDES Participações S.A. - BNDESPar	11,700,392	0.16	1,341,348,766	23.94	1,353,049,158	10.37

IV  –   any   existing   balances   payable   and   receivable,   between   the   involved parties:

1

V – detailed description of the type and extent of the interest in question:

Sete Brasil Participações S.A. (“Sete Brasil”) was formed with the purpose of constructing drilling rigs, with a high rate of national content. Currently the main customer of Sete Brasil is Petrobras, the latter has already entered into with subsidiaries of the former rig charter agreements which are currently under construction in several shipyards located in Brazil.

Petrobras directly owns an interest of 5% in the capital stock of Sete Brasil and holds 4.59% of the membership interests of the Rig Investment Fund, which is the owner of 95% of the shares of Sete Brasil. Thus, the interest owned by Petrobras in Sete Brasil, directly (5%) and indirectly, through the Rig Investment Fund (4.36% = 4.59% out of 95%), is equal to 9.4%.

Since the formation of Sete Brasil, a relevant interest of the Brazilian Development Bank (BNDES) in the Project was contemplated upon long-term loans. The Business Plan of Sete Brasil indicates investments in the amount of US$ 25.5 billion, from which US$ 12.75 billion are to be obtained from BNDES

Due to its relevant interest in the financing of the Project, BNDES, in the second semester of 2012, informed Sete Brasil its intent to hold an interest in the equity of the Project.

After negotiations, it was determined that BNDES will hold an interest in the capital of Sete Brasil by means of the acquisition, by BNDESPar, of Convertible Shares (“DCAs”) to be issued by Sete Brasil, in a private placement. Such DCAs are securities to be issued by Sete Brasil and acquired by BNDESPar, being a financing transaction, and BNDESPar is entitled to convert them into shares of Sete Brasil. The acquisition of DCAs is aligned with the practices adopted by BNDES in similar transactions.

For BNDESPar to acquire such DCAs, the current shareholders of Sete Brasil (Petrobras and the Rig Investment Fund) are required to waive the preemptive right to the subscription of such DCAs pursuant to article 57, paragraph 1, of Law No. 6.404 of 1976.

Thus, BNDES is concerned with the resolution on the waiver of the preemptive right to the subscription of the convertible bonds since it is a necessary condition for BNDESPar, its full subsidiary, to acquire DCAs to be issued by Sete Brasil and, as a result, allow its interest in the equity of the project.

VI – recommendation of the Management concerning the proposal, highlighting the advantages and disadvantages of the transaction to the company:

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras, recommends that its shareholders approve the waiver, by Petrobras, of the preemptive right to the subscription of convertible bonds (“DCAs”) to be issued by Sete Brasil Participações S.A.

The acquisition of DCAs, by BNDESPar, will allow Sete Brasil to raise part of the funds (up to R$ 1,200,000,000.00) to be used in the project of construction of 29 drilling rigs, twenty eight of which will be constructed upon a charter agreement with Petrobras. Taking into account the prestige of BNDES in the market, its interest in the equity of Sete Brasil will add value to the reputation of the company with other potential financers.
If the shareholders of Sete Brasil (Petrobras and the Rig Investment Fund) exercise the preemptive right to the subscription of such DCAs and BNDESPar acquires them and chooses to convert them into shares of Sete Brasil, the interest of Petrobras is expected to be diluted from 9.4% to around 8.5% of the capital stock of Sete Brasil.

2

VII – if the matter submitted for approval of the meeting of shareholders is an agreement subject to the rules of article 245 of Law No. 6.404, of 1976:

Not applicable

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.